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As filed with the Securities and Exchange Commission on August 30, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRAFFIC.COM, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7374 (Primary Standard Industrial Classification Code Number)	25-1823631 (I.R.S. Employer Identification Number)

851 Duportail Road, Wayne, PA 19087
(610) 725-9700
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Robert N. Verratti
Chief Executive Officer
Traffic.com, Inc.
851 Duportail Road
Wayne, PA 19087
(610) 725-9700
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copy To:

Ellen B. Corenswet, Esq. Covington & Burling 1330 Avenue of the Americas New York, New York 10019 (212) 841-1000	Jeffrey S. Marcus, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas, 39th Floor New York, New York 10104-0012 (212) 468-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                  If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate OfferingPrice(1)	Amount Of Registration Fee

Common Stock, par value $0.01 per share	$86,250,000	$10,152

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o). The proposed maximum aggregate offering price includes amounts attributable to shares that the underwriters have the option to purchase.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED              , 2005.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy theses securities in any state where the offer or sale is not permitted.

Traffic.com, Inc. Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $ and $ per share. offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular,

the public offering price and allocation of shares will be determined primarily by an auction process conducted by

securities dealers participating in this offering. The minimum size for any bid in the auction THE OFFERING		description of this process, known as an PER SHARE		Distribution" beginning on page 87. TOTAL
Public Offering Price	$		$
Underwriting Discount	$		$
Proceeds to Traffic.com, Inc.	$		$

We have granted the underwriter the right to purchase up to additional shares, and the selling stockholders named in this prospectus have granted the underwriter the right to purchase up to additional shares, within 30 days after the date of this prospectus, in each case to cover any over-allotments. If the over-allotment option is not exercised in full, it will be exercised on a pro rata basis from us and the selling stockholders based on the foregoing amounts. The underwriter expects to deliver shares of common stock to purchasers on , 2005.
Proposed Nasdaq National Market Symbol: TRFC

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005

Television and Radio

Brooklyn BR
Manhattan BR

Internet and Wireless

new york traffic report
traffic
welcome
plan a drive
my trafficinform
weather
traffic magnets
traffic resources
new york hot spots
traffic.com
Joesmith's Daily Report from my.traffic.com
Home Via Holland Tunnel
Delay Total Avg Slowest
5 min 32 min 45 mph 23 mph
Incidents
Home Via Lincoln Tunnel
Delay Total Avg Slowest
13 min 40 min 36 mph 8 mph
Incidents
Privacy Statement

traffic.com™

In-vehicle

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	9
Risks Related to Our Business	9
Risks Related to this Offering and Our Common Stock	16
Risks Related to the Auction Process for this Offering	18
FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	22
DIVIDEND POLICY	22
CAPITALIZATION	23
DILUTION	24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
BUSINESS	49

MANAGEMENT	64
PRINCIPAL AND SELLING STOCKHOLDERS	74
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	78
DESCRIPTION OF SECURITIES	80
SHARES ELIGIBLE FOR FUTURE SALE	85
PLAN OF DISTRIBUTION	87
LEGAL MATTERS	97
EXPERTS	97
WHERE YOU CAN FIND ADDITIONAL INFORMATION	97
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
APPENDIX: ROAD SHOW PRESENTATION	A-1

ABOUT THIS PROSPECTUS

              You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted.

              Traffic.com® and Traffic Pulse® are registered trademarks of Traffic.com, Inc. in the United States. Our unregistered trademarks and service marks include Jam Factor™, TrafficInform™, TrafficMax™, TrafficMagnet™, TrafficOne™, Traffic Pulse Broadcaster™ and Traffic Pulse NeXgen™. OpenIPO® is a registered service mark of WR Hambrecht + Co, LLC. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

              This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Forward-Looking Statements."

              In this prospectus, unless we indicate otherwise or the context otherwise requires, any references to "we," "our," "us" and the "Company" refer to Traffic.com, Inc. and its consolidated subsidiaries.

Our Company

Overview

              We are the leading provider of accurate, real-time traffic information in the United States. We offer highly differentiated traffic information by combining traditional traffic incident and event information with comprehensive traffic flow data. This data, which is collected through a large network of roadside traffic sensors, includes specific speeds, travel times, and delay times on monitored routes. All of our traffic information can be formatted to meet the personal or unique needs of our customers and delivered across multiple platforms, including radio, television, the Internet, wireless devices and in-vehicle navigation systems. Currently, we provide traffic information for 24 of the largest metropolitan areas in the United States, covering approximately 55 million commuters, in such cities as Boston, Chicago, Houston, Los Angeles, New York, Philadelphia, San Diego and San Francisco.

              Our business model to date has been the syndicated content model traditionally used in the radio and television industries. Under this model, we provide our traffic information to radio and television stations in exchange for the right to sell a specified amount of advertising time, generally adjacent to these stations' traffic reports. We then sell this advertising time to national, regional and local advertisers and retain the revenue from these sales. Recently, we have expanded our business model to include revenue generation from three additional sources: providing our traffic data to third parties for use in their products and services; selling Internet advertising on our www.traffic.com website and on our customers' websites; and offering consumer subscription wireless services through our and our customers' websites.

Our Response to Significant Trends

              We are at the intersection of three significant trends:

    •
    Traffic is bad and getting worse, costing people more in both time and money.

    •
    Advances in new interactive technology give consumers many choices for the delivery of highly personalized, on-demand content like traffic information.

    •
    Increased advertising on the Internet and on wireless devices is demonstrating advertisers' desire to use new media platforms, extending beyond radio and television.

              We believe that we are in a unique position to capitalize on these three trends with our technology-driven approach to traffic data collection and our ability to attach targeted advertising messages to our traffic reports and deliver them across multiple platforms. We have addressed the traffic problem by applying advanced sensor technology, coupled with proprietary incident collection methods, to provide highly accurate, actionable traffic information. As a result, drivers can base their traffic-related decisions on facts such as travel times and speeds rather than subjective descriptions like "slow" or "jammed." We have built a sophisticated data management system that allows us to process information in real time and deliver customized reports to large numbers of simultaneous Intenet, wireless, radio, television and in-vehicle users. We believe that having a broad, cross-platform delivery capability, combined with the fact that our users can be targeted based on the nature and times of their travel patterns, makes our suite of traffic services attractive to advertisers. Our platforms enable advertisers to connect with their potential customers through radio and television at home, over radio and wireless services in their cars, and via Internet and e-mail alerting services at work.

              Increased Traffic Problems:    Over the last 20 years, traffic congestion has grown at a rapid rate as a result of many factors, including economic growth, increased suburban sprawl and insufficient roadway expansion. According to a U.S. Federal Highway Administration report, the number of vehicle miles traveled in the United States grew 70% from 1980 to 2000, while growth in roadway lane miles remained relatively flat at 0.3% per year in the 1990s. To keep traffic congestion from increasing further, the United States would need to build approximately 5,000 lane miles of roadways in major cities, more than doubling its current spending on road development. Even if the financing were available for this expansion, geographic constraints and citizen opposition would prevent adequate roadway expansion.

              According to a 2005 report by the Texas Transportation Institute, out of 85 U.S. urban areas, only five of these areas experienced annual delays per person during peak travel times of greater than 20 hours in 1982. By 2003, there were more than 50 such urban areas. Additionally, the average annual delay per traveler during peak travel times in the urban areas studied almost tripled from 16 hours in 1982 to 47 hours in 2003, amounting to more than an entire work week wasted in congested traffic. The economic impact of traffic congestion, measured in terms of wasted time and fuel, increased from $12.5 billion in 1982 to $63 billion in 2003, an increase of over 400% in the urban areas studied.

              Advances in Consumer-Oriented Technology:    We believe that better traffic information would provide for more efficient utilization of the existing infrastructure. Until recently, the principal sources of publicly-available traffic information have been traditional collection methods used for radio and television traffic reporting. These methods result in limited and often inaccurate traffic flow information and an inability to provide real-time, personalized traffic information. A secondary source of traffic information consists of traffic flow monitoring systems established by state and local departments of transportation. These systems, however, were built principally for infrastructure planning and road safety. They often have significant gaps in coverage, are not always well maintained, and often are not integrated with each other.

              Commuters and travelers benefit from new and more reliable sources of traffic information that are available on demand 24 hours a day, 7 days a week. In addition to television and radio, today's driver likely has one or more wireless devices capable of receiving timely traffic information such as cell phones, personal digital assistants (PDAs), handheld navigation devices, in-vehicle navigation systems and satellite radio receivers. These new delivery channels are particularly well-suited to enable drivers to make more intelligent and efficient driving decisions.

              We have expanded and enhanced our delivery channels for our traffic information to capitalize on these newer technologies. In June 2005, we launched an enhanced www.traffic.com website that provides an interactive source for users to obtain personalized traffic flow and incident information on a variety of delivery platforms. Our website allows users to personalize and automatically receive real-time traffic information for their desired cities and routes. Users can arrange to receive timely e-mail alerts on their computers to alert them to current traffic conditions on chosen routes. Additionally, users can subscribe to receive our traffic information on their cell phones and other wireless devices, including pre-determined route alerts.

              We also provide traffic flow and incident information for use and display in traffic-enabled in-vehicle navigation systems and in personal navigation devices (PNDs). We provide our traffic data to NAVTEQ, a leading provider of digital mapping solutions, which sends our data for distribution to in-vehicle navigation systems via XM Satellite Radio and Sirius Satellite Radio, Inc. Our traffic data is used for navigation systems in the Acura RL and the Cadillac CTS and in aftermarket navigation systems such as the Pioneer AVIC-N2. We also provide traffic data to Motorola for use in its VIAMOTO navigation solution, which Motorola has included in the recently launched Avis Assist system. We expect that these newer technology opportunities, including Internet advertising, traffic data services and consumer wireless subscriptions, will become an increasingly large portion of our business.

              Advertisers Seek Value in New Media:    Advertisers are adjusting their campaigns to include broader exposure than is available through traditional media buys. According to Forrester Research, the market for online advertising is growing at more than double the rate of the traditional advertising market. The total U.S. advertising market was $243.5 billion in 2004 and is projected to reach $306.3 billion by 2008, for a compound annual growth rate of 6%. However, the U.S. online advertising market was $12.0 billion in 2004 and is expected to grow to $22.0 billion in 2008, for a compound annual growth rate of 17%.

              To date, we have derived substantially all of our revenue from selling radio and television advertising that we receive in exchange for our traffic information, cash and other services. Since advertising messages can now be coupled with traffic reports across new media platforms such as the Internet and wireless devices, we have expanded our business model to include those new opportunities. Traffic reports, regardless of delivery platform, serve as an attractive vehicle for advertisers seeking to reach consumers for several reasons. First, consumers pay close attention to traffic reports because of the relevance and the succinct and timely nature of the information. In addition, traffic is inherently local content and many advertisers believe that advertisements associated with local content can be more specifically targeted to a particular market or market segment. Further, because traffic conditions change constantly, many consumers access traffic information multiple times per day. For these reasons, advertising connected to traffic content generally commands a premium among radio and television advertisers; we believe it will garner a premium in the new media space for similar reasons.

Our Traffic Information and Technology

              Superior Traffic Information:    By combining traditional traffic incident and event data with technology-based traffic flow data, we enable drivers to make informed, fact-based decisions as to route selection and departure times. The traffic flow data that we provide, which has been largely unavailable to consumers in the past, includes vehicle speeds, travel times and delay times. We collect traffic flow data using our own sensor network as well as government sensors. We have aggregated multiple sensor systems to create what we believe to be the largest network of real-time traffic sensors in the United States, covering approximately 23,000 lane miles of roadway. Our incident and event information is gathered using traditional collection methods, such as aircraft, mobile units, video feeds and emergency frequency scanners, but it is processed using a modern, structured format, making it readily usable across all of our delivery platforms.

              Significant Investment in Technology:    Our key strength in collecting and distributing our traffic flow and incident and event information is our proprietary Traffic Information Management System (TIMS). TIMS allows us to collect and analyze traffic information from a number of disparate sources on a real-time basis and to deliver this information across multiple media platforms. TIMS aggregates the traffic data from all sources into a standard format and processes the data for real-time delivery and for archiving. On a daily basis, TIMS collects and processes over 25 million traffic flow records and roughly 25,000 incident description records. In addition, TIMS has been designed and built to handle new sources of traffic data such as probe data from toll tag readers and vehicle or cell phone tracking, as they become available. TIMS' layered architecture allows us to utilize the same functions for the delivery of traffic data across multiple products and services with little or no modification to TIMS. We believe that this enables lower product development costs and shorter development timelines.

Our Strategy

              Our objective is to become recognized worldwide, through our services and our Traffic.com brand, as the leading provider of accurate, real-time traffic information and to capitalize on the trends in traffic, technology advances and advertiser preferences. We seek to achieve our objective in a number of ways. We use our superior traffic data collection and processing technologies to provide traffic information in highly personalized and actionable formats. We intend to enhance recognition of our Traffic.com brand, expand our Internet presence and provide data for multiple wireless delivery platforms. We are now offering advertisers a targeted, local audience with well defined and desirable demographics and promoting an integrated advertising approach through our multiple media platforms. Lastly, we intend to increase our strategic relationships and expand geographically in both the United States and foreign markets.

Corporate Information

              We were incorporated in Delaware on October 23, 1998. Our principal executive offices are located at 851 Duportail Road, Wayne, PA 19087. Our telephone number is (610) 725-9700. Our website address is www.traffic.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

The Offering

Common stock offered by us	shares
Underwriter's option to purchase additional shares:
From us:	shares
From the selling stockholders:	shares
Common stock outstanding after the offering	shares
Use of proceeds
We intend to use the net proceeds from this offering to repay our senior secured credit facility and for general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to expand our current business through selected acquisitions.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
Proposed Nasdaq National Market symbol	TRFC

              The total number of shares of our common stock set forth above that will be outstanding after this offering is based on 10,297,273 shares outstanding as of June 30, 2005, and unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriter of its over-allotment option to purchase up to             additional shares from us and    additional shares from the selling stockholders;

  •
  assumes a             for             reverse stock split to be effected prior to the closing of this offering;

  •
  assumes the conversion of all outstanding shares of our convertible preferred stock (including 5,042,090 shares of our Series F convertible preferred stock that we expect to issue in September 2005 for aggregate proceeds of $15.1 million pursuant to irrevocable, binding agreements entered into on or before August 30, 2005, which we refer to in this prospectus as the Series F financing) into 27,726,995 shares of our common stock upon the closing of this offering;

  •
  excludes 6,188,310 shares of common stock issuable upon the exercise of outstanding stock options at an average exercise price of approximately $0.68 per share;

  •
  excludes 5,067,439 shares of common stock issuable upon the exercise of warrants at an average exercise price of approximately $0.49 per share; and

  •
  excludes 122,154 shares of common stock available for future issuance under our stock option plans.

              This offering will be made through the OpenIPO process, in which the allocation of share and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under "Plan of Distribution."

Summary Consolidated Financial Data

              Set forth below is a summary of our historical financial data at the dates and for the periods indicated. This data is only a summary and should be read together with "Use of Proceeds," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements, in each case, included elsewhere in this prospectus.

              The summary historical financial data presented below as of and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data presented below as of and for the six months ended June 30, 2004 and as of and for the six months ended June 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements for the six months ended June 30, 2004 and June 30, 2005 have been prepared on a basis consistent with the audited financial statements. In the opinion of management, the unaudited financial statements include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

              The pro forma consolidated statements of operations data, including shares and per share data, for the year ended December 31, 2004 and the six months ended June 30, 2005, give effect to all aspects of the conversion of Series E and E-1 convertible preferred stock as though it had occurred on January 1, 2004 and January 1, 2005, respectively. The pro forma consolidated statements of operations data for the year ended December 31, 2004 and the six months ended June 30, 2005 does not give effect to the Series F financing expected to be completed in September 2005.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Consolidated Statement of Operations Data:
(in thousands, except per share amounts)

Revenue:
Advertising	$24,068	$36,045	$39,449	$19,173	$19,507
Traffic data services	2,360	1,655	4,698	1,967	3,486
License agreement	2,055	750	—	—	—

	28,483	38,450	44,147	21,140	22,993
Operating expenses:
Media inventory	17,847	19,357	18,869	9,691	8,206
Technology	4,405	4,149	4,501	2,109	2,088
Sales and marketing	9,524	14,086	12,032	6,204	7,312
Traffic data collection	10,805	10,918	13,286	6,310	7,982
General and administrative	6,060	6,402	7,229	3,808	5,956
License agreement	2,055	750	—	—	—

	50,696	55,662	55,917	28,122	31,544

Loss from operations	(22,213)	(17,212)	(11,770)	(6,982)	(8,551)
Interest income (expense), net	(5,052)	(4,151)	(3,428)	(1,663)	(2,813)

Net loss	$(27,265)	$(21,363)	$(15,198)	$(8,645)	$(11,364)

Accretion on redeemable convertible preferred stock	(2,930)	(740)	—	—	—

Net loss attributable to common stockholders	$(30,195)	$(22,103)	$(15,198)	$(8,645)	$(11,364)

Net loss attributable to common stockholders per share:
Basic and diluted	$(5.33)	$(2.76)	$(1.70)	$(0.97)	$(1.13)
Pro forma (unaudited)			$(0.48)		$(0.35)
Shares used in per share calculation:
Basic and diluted	5,669	8,012	8,947	8,907	10,068
Pro forma (unaudited)			31,632		32,753

              The following table presents a summary of our consolidated balance sheet data at June 30, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the expected issuance in September 2005 of 5,042,090 shares of Series F convertible preferred stock for aggregate proceeds of $15.1 million, and (ii) the conversion of all of our convertible preferred stock (including the Series F convertible preferred stock) into 27,726,995 shares of common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the issuance of              shares of common stock by us in this offering, our receipt of the estimated net proceeds, after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described in "Use of Proceeds."

	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
Consolidated Balance Sheet Data:
(in thousands)

Cash and cash equivalents	$4,793	$19,919	$
Total assets	35,287	50,413
Long-term deferred revenue and deferred license fees	20,496	20,496
Senior secured credit facility and accrued interest	35,698	35,698
Redeemable convertible preferred stock	47,806	—
Total stockholders' deficit	(84,038)	(21,106)

RISK FACTORS

              An investment in our common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any shares of our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses, expect to continue to incur losses and may never become profitable.

              As of June 30, 2005, we had an accumulated stockholders' deficit of approximately $84.0 million. We have incurred net losses in each year since our inception, including net losses of $27.3 million, $21.4 million and $15.2 million for the years ended December 31, 2002, 2003 and 2004 and $11.4 million for the six months ended June 30, 2005. We expect losses to continue for at least the foreseeable future as we increase our product and service offerings, expand into new geographic markets and undertake the operational and regulatory compliance obligations applicable to a public company. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability, in which case our financial condition will suffer and our stock price could decline.

We may not achieve success with our recently expanded business model into Internet advertising and other interactive platforms.

              Historically, our revenue has been derived primarily by selling the advertising inventory we receive in exchange for the provision of our traffic services to radio and television stations. We have recently expanded our business model to increase the brand recognition of Traffic.com and to expand our Internet services through an enhanced website. Although we currently have a small number of unique visitors to our website and an even smaller number of subscribers for our personal traffic alert services, we intend to invest significant resources in our branding campaign to increase brand recognition of Traffic.com. Substantially all of our revenue from our enhanced website is expected to be derived from Internet advertising. Our success in attracting Internet advertisers will depend, in large part, on our ability to significantly increase the number of visitors to our website. We have no significant operating history in conducting our business through the Internet or in attracting Internet advertisers. We had no significant revenue from Internet advertising as of June 30, 2005 and have only achieved minimal revenue from this activity since that time. We may fail in our strategy to obtain advertising revenue from our website.

              In addition, as part of our expanded business model, we have increased our provision of traffic data services to other companies for use in their websites and products, such as in-vehicle navigation systems. Given our limited operating history in this area and the recent introduction of these products, it is difficult for us to predict whether and to what extent consumer demand for these third party products and services, or any others that we attempt to offer, will increase and to forecast revenue and other financial data from these delivery channels.

We face substantial competition that could result in pricing pressure, reduce our market share and harm our financial performance.

              We face formidable competition in every aspect of our business. In radio and television advertising, we face competition from traditional providers of traffic information such as Westwood One, Inc. and Clear Channel Communications, Inc. These competitors have more employees and significantly greater financial, sales and marketing, and managerial resources. Some competitors have broader geographical coverage for their products and services. Additionally, some competitors have longer operating histories and more established relationships with advertisers and themselves own a large number of media outlets. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and other customers. We are also experiencing and expect to continue to experience increased price competition, which could result in a decline in our revenue from radio and television advertising. For example, at the end of 2004, we decided not to renew our agreement with a large network radio customer that had proposed unacceptable terms based on a competing proposal. We also compete with smaller, start-up companies that provide or intend to provide Internet and wireless traffic information services to consumers and other businesses. Federal, state and local governmental agencies also provide selected traffic flow data. If our competitors are more successful than we are at generating revenue from traffic information, our revenue may decline.

We derive a significant portion of our revenue from a limited number of advertisers. If we are unable to maintain these advertiser relationships or attract additional advertisers, or if there is a general downturn in advertising activity, our revenue will be adversely affected.

              For the years ended December 31, 2002, 2003 and 2004, and for the six-months ended June 30, 2005, revenue from our top five advertisers accounted for approximately 29.5%, 23.4%, 17.5% and 20.1%, respectively, of our total revenue. Although our top five advertisers may change from year to year, we anticipate that a limited number of advertisers will continue to represent a significant percentage of our revenue for the foreseeable future. In addition, although we have had repeat business from many of our key advertisers, the majority of these arrangements do not obligate our key advertisers to make any minimum or specified level of purchases and the terms of these agreements may change from year to year. Therefore, our relationships with these key advertisers may not continue in the future, and we generally are not guaranteed any minimum level of revenue from them. The loss of one or more of our large advertisers without replacement by other advertisers of similar size, or fewer or smaller orders, would adversely affect our revenue. If we were to fail to attract other large customers to replace this revenue or if we did not increase revenue from existing customers, our future revenue would not reach or exceed historical levels. Further, spending on advertising tends to decline during an economic recession or downturn. As a result, our advertising revenue is likely to be adversely affected by a recession or downturn in the United States economy, the economy of an individual geographic market in which we derive significant advertising revenue, or other events or circumstances that adversely affect advertising activity.

If the market for Internet advertising fails to continue to develop, our revenue and our results of operations could be harmed.

              Our future growth is highly dependent on the continued use and growth of the Internet as an advertising medium. The Internet advertising market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising services are uncertain. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, measuring success and evaluating new advertising products and services. Such advertisers may find Internet advertising to be less effective for promoting their products and services than traditional advertising media. Further, new technologies may be developed that can block the display of our Internet advertisements. The market for Internet advertising may not continue to grow or become sustainable. If the market for Internet advertising fails to continue to develop or develops more slowly than we expect, our business and results of operations could be harmed.

We are dependent on contracts with the United States federal government and state and local governments.

              Our right to construct our sensor network in various metropolitan areas and to own the traffic flow data produced by this network is derived from agreements that we have with the U.S. federal government and state and local governments. We are the principal subcontractor under a competitively bid contract with the U.S. Department of Transportation (U.S. DOT) and have agreements with state and local agencies under which we provide them with traffic data from our sensor network in metropolitan areas. If the federal government were to terminate our contract for our failure to perform, our ability to expand our sensor network into additional metropolitan areas would be harmed. If our reputation or relationship with state and local government agencies were impaired or if one or more state and local government agencies otherwise ceased doing business with us or significantly decreased the amount of business it does with us, we may be unable to continue to collect traffic data for one or more metropolitan areas in which our sensor network is currently deployed.

              As of July 31, 2005, we had formal agreements with 17 state and local agencies that enable us to install, operate and maintain our sensor network on public highways. We also have agreements with state and local agencies that enable us to acquire government data that we use to produce traffic reports. We need similar agreements to enable us to install, operate and maintain our sensors on public highways, and to acquire government data in additional metropolitan areas.

              Among the factors that could materially adversely affect our federal and state and local government contracting business are:

  •
  budgetary constraints affecting government spending generally, and annual changes in fiscal policies or available funding;

  •
  failure by us to comply with the requirements of the agreements, which could lead to contract termination or liquidated damages;

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  changes in government programs, priorities, procurement policies, permit policies or requirements;

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  new legislation, regulations or government policy changes on the nature and amount of services the government may obtain from private contractors; and

  •
  delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons.

              These or other factors could cause governmental agencies to exercise their right to not enter into agreements, to terminate agreements or to not exercise options to renew agreements, any of which could prevent the expansion and limit the geographic scope of our business.

If we fail to manage our growth effectively, our business and operating results will be harmed.

              We have experienced, and continue to experience, rapid expansion of our business and operations, which has placed, and will continue to place, significant demands on our management, operational, technical and financial infrastructure. Continued growth will require continued investment in personnel, facilities, technology infrastructure, and financial and management systems and controls. We have recently begun to expand the platforms through which our traffic information is provided, which may require the addition of new personnel, technologies and infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and our operating results. Furthermore, this expansion could result in our expenses increasing faster than our revenue, causing our operating margins to be adversely affected.

              Our ability to manage future growth, if it occurs, will depend upon our ability to scale the capacity, reliability and security of our proprietary Traffic Information Management System (TIMS) technology and our ability to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements may require significant capital expenditures and allocation of valuable management resources. We may not be successful in implementing all of the processes that are necessary to support our growth or in attracting and integrating new personnel. If these processes are not implemented successfully, our ability to manage our growth would be impaired, and we may have to make significant additional expenditures to address these issues, which could harm our financial position.

              Our business strategy in the future may also include the acquisition of other businesses or licensing of technologies. We may not be able to identify, negotiate, integrate or finance any such future acquisition or license successfully. If we engage in any such strategic transaction, then we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations, which may harm our business and results of operations.

A failure of TIMS or a catastrophic event at our primary facility could result in reduced revenue and the loss of customers.

              To be successful, TIMS, our proprietary system, has to perform well. Our ability to manage future growth, if it occurs, will depend upon the scalability, reliability and security of TIMS. TIMS could experience an unforeseen operational failure. Moreover, maintaining TIMS as a state-of-the-art system could be more expensive than we expect. Operational failures could be expensive to remedy and could require us to develop additional capacity and computing power. An expansion of TIMS and our network infrastructure to process increasingly complex services and user traffic on our website could result in inefficiencies and may increase the risk of an operational failure. The costs associated with a TIMS operational failure could harm our operating results.

              Our data facility is vulnerable to damage or interruption from fire, loss of primary and backup generator and battery power, telecommunications failures, terrorist attacks, wars, Internet failures, computer viruses, adverse weather conditions and other events beyond our control. We do not currently have the capability to switch over all of our systems to a back-up facility immediately. In the event that a catastrophic event destroys part or all of our Philadelphia, Pennsylvania database storage facility, our business would be disrupted and we would be prevented from providing services to our clients for an extended period of time. An unexpected closure of our database facility could result in lengthy interruptions in our services. In addition, our flow data sensor network could be damaged by adverse weather conditions, such as a hurricane or earthquake, which would lead to a disruption in our services in those locations. Any damage to or failure of our systems could result in interruptions in our services, which could reduce our revenue and profits and damage our brand.

Pending litigation could have a material adverse effect on our business, operating results and financial condition.

              On July 28, 1999, Santa Fe Technologies, Inc., or SFT, a traffic-sensor installation company, filed a complaint in a New Mexico state court against us and others, including certain of our officers, directors and an affiliate of one of our investors, seeking compensatory and punitive damages. The complaint related to a proposed merger between SFT and us which had been proposed in contemplation of our participation as a subcontractor in a team proposal in response to a federal contract solicitation. In its complaint, SFT alleged that we and the other defendants conspired to and did misappropriate or misuse SFT's "corporate opportunity," confidential information and work product, and committed conversion of SFT's intellectual property and contributions in order to win the award of the federal contract.

              During the pre-trial phase of the case and the course of the trial, except for three causes of action against us and two causes of action against the investor affiliate, all of the causes of action against all of the defendants were dismissed. The remaining claims consisted of a claim against us for breach of a claimed fiduciary duty not to use information or work product shared in confidence, a related civil conspiracy claim against us and the investor affiliate, and a claim against us and the investor affiliate for unjust enrichment. The district court submitted the fiduciary duty claim (and the related conspiracy claim) to the jury for determination and decided the unjust enrichment claim itself. In June 2005, the fiduciary duty and conspiracy claims were tried before a jury. In late June 2005, the jury returned a verdict against us on the breach of fiduciary duty claim and the related conspiracy claim and against the investor affiliate on the conspiracy claim, finding that we and the investor affiliate are jointly and severally liable to plaintiff for $6.1 million in compensatory damages, assessing $5.0 million in punitive damages against us and assessing punitive damages against the investor affiliate. The district court subsequently rejected the plaintiff's unjust enrichment claim. On August 19, 2005, the district court entered judgment against us on the breach of fiduciary duty and conspiracy claims and against the investor affiliate on the conspiracy claim. Post-trial motions are due on September 2, 2005 and we intend to file post-trial motions seeking to have the jury verdict set aside in its entirety. We further intend to appeal the district court's ruling and the judgment if our post-trial motions are denied. There can be no assurances, however, that we will be successful in such appeal or in having the verdict set aside. If we are not successful in having the jury verdict set aside, we will be required to post a bond with the court during the appeal, unless this requirement is waived by the court or the plaintiff. If we are not successful in overturning or significantly reducing any adverse judgment, our operating results and financial condition could be materially harmed. We have not established a reserve relating to this matter.

              In addition, we are a party to other pending litigation and we cannot predict what impact, if any, these matters may have on our business, operating results or financial condition.

Failure to protect our intellectual property rights or our domain names could harm our brand-building efforts and ability to compete effectively.

              The steps we have taken to protect our intellectual property may not be adequate to safeguard our proprietary information, technology and processes, including TIMS, our proprietary system. Although we have filed five patent applications with the U.S. Patent & Trademark Office, we have no issued patents. We cannot assure you that the continued prosecution of any of our patent applications will lead to the issuance of U.S. patents. We do not own any copyrights registered with the U.S. Copyright Office.

              We are, and may in the future be, subject to intellectual property rights claims. For example, we are currently in a dispute with WSI Corporation, a weather information services firm, over ownership of one of our pending patents which relates to our second generation television product. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. In addition, if our technologies are not able to withstand any third-party claims or rights against their use, we could suffer a loss in revenue and harm to our business.

              Effective trademark and service mark protection may not be available in every country in which we may later offer our services. Our continued ability to market one or more of our services under their current names could be adversely affected in those jurisdictions where another person registers, or has a pre-existing registration on, one or more of them. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace.

              In addition, we have registered various domain names relating to our brand, including www.traffic.com, www.mytraffic.com and www.trafficpulse.com. If we fail to maintain these registrations, it will be difficult for us to succeed in our strategy to increase recognition of our brand. If a third party acquires domain names similar to ours and engages in a business that may be harmful to our reputation or confusing to our subscribers and other customers, our revenue may decline, and we may incur additional expenses in maintaining our brand. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks, service marks and other proprietary rights.

Other persons may assert claims that our business operations or technology infringe or misappropriate their intellectual property rights, which could increase our costs of operation and distract management and could result in expensive settlement costs.

              Other companies or individuals, including our competitors, may claim that we infringe or misappropriate their intellectual property rights. A determination that we have infringed the intellectual property rights of a third party could expose us to substantial damages, restrict our operations or require us to procure costly licenses to the intellectual property that is the subject of the infringement claims. Such a license may not be available to us on acceptable terms or at all. Any effort to defend ourselves from assertions of infringement or misappropriation of a third party's intellectual property rights, whether or not we are successful, would be expensive and time-consuming and would divert management resources. Any adverse determination that we have infringed the intellectual property rights of a third party, or the costs we incur to defend ourselves against such claims, whether or not we are successful, would have a material adverse impact on our business and results of operations.

We may be liable for our traffic information.

              We deliver our traffic information through a variety of channels, including radio, television, the Internet, wireless devices and in-vehicle navigation systems. Reliance on this traffic information could result in claims against us based on negligence or other legal theories. Users of our traffic information could claim to have suffered injuries or losses as a result of relying on our traffic information. In particular, consumers could bring claims against us based on route-selection advice that we provide through our website, wireless services or information provided for use in in-vehicle navigation systems. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for traffic information that we make available. We could also face product liability claims for products that use our traffic information, such as in-vehicle navigation systems. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could result in substantial costs.

Our future success depends on our ability to retain our executive officers and to recruit and retain qualified employees.

              Our future success depends on the continued service of our executive officers and other key personnel. Any loss or interruption of these individuals' services could result in our inability to manage our operations effectively and/or pursue our business strategy. Our success and future growth depend on our ability to recruit and retain qualified employees, including, among others, engineers, developers, business, finance and governmental/legislative experts and sales and marketing personnel. Due to competition, we may not be able to retain our existing employees or be able to recruit and retain other highly qualified personnel in the future. We do not maintain key person life insurance policies on any of our employees.

We may decide to expand into international markets and our inexperience in the operation of our business outside the United States increases the risk that our international expansion efforts will not be successful.

              We are exploring the provision of our services in countries in Asia and we may consider providing our services in other countries outside the United States. Expansion into international markets requires significant management attention and financial resources. In addition, we face the following risks associated with any expansion outside the United States:

  •
  challenges caused by distance, language and cultural differences;

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  legal, legislative and regulatory restrictions;

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  currency exchange rate fluctuations;

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  foreign exchange controls that might prevent us from repatriating cash earned in countries outside the United States;

  •
  economic instability and export restrictions;

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  longer payment cycles in some countries;

  •
  credit risk and higher levels of payment fraud;

  •
  potentially adverse tax consequences;

  •
  nationalization or seizure of private assets; and

  •
  higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

We may need to raise additional capital to support the growth of our operations, but such additional funds may not be available.

              Our future capital needs are difficult to predict. We may require additional capital in order to implement an expanded business model, to take advantage of opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Additionally, funds generated from our operations may be less than anticipated. While we believe that our current capital resources along with the proceeds from this offering will be sufficient to fund our operations through at least the first quarter of 2007, we may need to raise additional funds either by borrowing money or issuing additional equity in order to handle unforeseen contingencies or take advantage of new opportunities. We may not be able to raise such funds on favorable terms, if at all. If we are unable to obtain additional funds, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects. If we raise additional funds through the issuance of equity securities, these securities may have rights, preferences or privileges senior to those of our common stock, and our stockholders will experience dilution of their ownership interests. A failure to obtain additional equity financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants.

Risks Related to this Offering and Our Common Stock

Our stock price may be volatile and you may lose all or a part of your investment.

              Prior to this offering, there has not been a public market for our common stock. Even though we anticipate that our shares will be quoted on The Nasdaq National Market, an active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. The initial public offering price for the shares will be determined by negotiations between the underwriter and us and may not be indicative of prices that will prevail in the trading market.

              In addition, the trading prices of securities of technology and Internet companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

  •
  variations in our results of operations;

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  announcements of significant agreements, technological innovations or strategic alliances by us or by our competitors;

  •
  addition or loss of significant customers;

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  changes in federal policies or new regulation or legislation which impact our subcontract with the U.S. DOT;

  •
  recruitment or departure of key personnel;

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  litigation, legislation, regulation or technological developments that adversely affect our business; and

  •
  changes in the estimates of our results of operations.

              In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management's attention. You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

Control by principal stockholders could adversely affect our other stockholders.

              Our executive officers, directors and 5% stockholders together beneficially own approximately    % of our common stock immediately prior to the closing of this offering, including shares subject to options and warrants that confer beneficial ownership of the underlying shares, and will own approximately    % of our common stock after the sale of the shares in this offering, assuming no exercise of the underwriter's over-allotment option. Accordingly, these stockholders, for the foreseeable future, will continue to have significant influence over our affairs including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

We will incur increased costs as a result of being a public company.

              As a public company, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and The Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to further increase our legal and financial compliance costs and to make certain compliance and reporting activities more time-consuming. We also expect it to be more difficult and more expensive for us to obtain and maintain director and officer liability insurance, which may cause us to accept reduced policy limits and reduced coverage or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur, but these additional costs and demands on management time and attention may harm our business and results of operations.

The future sale of shares of our common stock may negatively affect our stock price.

              Sales of substantial amounts of shares of our common stock in the public market, or the prospect of such sales, could adversely affect the market price of our common stock. Upon completion of this offering, and based upon the shares outstanding on June 30, 2005, we will have outstanding             shares of common stock. More than             % of the shares outstanding prior to this offering are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, LLC and us. After the 180-day period,             shares held by current stockholders will be eligible for sale under Rule 144, Rule 144(k) or Rule 701. The remaining             shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144, Rule 144(k) or Rule 701. Certain existing stockholders holding approximately             shares of common stock are also entitled to certain registration rights with respect to their shares of common stock.

Provisions in Delaware law and our charter documents may make it difficult for a third party to acquire us and could depress the price of our common stock.

              Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

  •
  Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

  •
  Our certificate of incorporation provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year terms, limiting the ability of stockholders to reconstitute the board of directors.

              As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us, which could have the effect of reducing your ability to receive a premium on your common stock.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

              We intend to use the net proceeds from this offering to repay our senior secured credit facility and for general corporate purposes, including working capital and capital expenditures. Following repayment of our senior secured credit facility, we anticipate entering into a new credit facility with terms which we expect will be more favorable to us, although we have not reached an agreement with any lender. However, we may not be able to reach an agreement at all or on terms we consider more favorable to us.

              We may also use a portion of the net proceeds to acquire or invest in companies and technologies that we believe will complement our business. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

You will incur immediate and substantial dilution and may experience further dilution.

              The initial public offering price of our common stock is substantially higher than             , the net tangible book value per share of our common stock as of June 30, 2005, calculated on a pro forma basis for this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of             in net tangible book value per share from the price you paid, based on the initial offering price of $                                 per share. The exercise of outstanding options and warrants at an average exercise price of $0.59 per share at June 30, 2005 will result in further dilution.

We do not intend to pay dividends for the foreseeable future.

              We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors.

Risks Related to the Auction Process for this Offering

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

              We will determine the initial public offering price for the shares sold in this offering through an auction conducted by the underwriter. We believe that the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered (including the shares subject to the underwriter's over-allotment option) may be sold to potential investors. Although the underwriter and we may elect to set the initial public offering price below the auction-clearing price, the public offering price may be at or near the clearing price. If there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following the initial public offering. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

              The underwriter may require that bidders confirm their bids before the auction for the initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. Further, if the auction process leads to a pro rata reduction in allocated shares and a rounding down of share allocations pursuant to the rules of the auction, a bidder may not receive any shares in the offering despite having bid at or above the initial public offering price. In addition, we, in consultation with the underwriter, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative of or disruptive to the bidding process, not creditworthy, or otherwise not in our best interest, in which case such bids may be rejected or reduced. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder's intent or means to fund its bid. In the absence of other information, the underwriter or a participating dealer may assess a bidder's creditworthiness based solely on the bidder's history with the underwriter or participating dealer. The underwriter has also rejected or reduced bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Other conditions for valid bids, including eligibility and account funding requirements of participating dealers, may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriter or a participating dealer while another bidder's identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

              If the initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward- looking statements include, but are not limited to, statements about:

  •
  our expectations regarding our future operating results;

  •
  plans for our expanded business model focused on increasing our brand recognition on the Internet and other interactive services;

  •
  future traffic information technologies and services and for enhancements of our existing technologies and services;

  •
  plans for adding metropolitan areas to our traffic collection network;

  •
  elements of our growth strategy including expanding our strategic relationships and into geographic areas outside the United States;

  •
  anticipated trends and challenges in our business and the markets in which we operate;

  •
  expectations with respect to our intellectual property position and our ability to protect our intellectual property; and

  •
  our ability to attract customers, including television and radio stations, subscribers, advertisers and advertising agencies.

              In some cases, you can identify forward-looking statements by such terms as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," "is designed to" or the negative of these terms, and similar expressions.

              These statements reflect our current views with respect to future events and are based on assumptions and estimates, which are subject to risks and uncertainties including those discussed under the heading "Risk Factors" and elsewhere in this prospectus. Accordingly, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made. We qualify all of our forward-looking statements by these cautionary statements.

              You should understand that various factors, in addition to those discussed elsewhere in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

  •
  we have a history of operating losses, expect to continue to incur losses and may never become profitable;

  •
  we may not achieve success with our recently expanded business model into Internet advertising and interactive platforms;

  •
  we face substantial competition that could result in pricing pressure, reduce our market share and harm our financial performance;

  •
  we derive a significant portion of our revenue from a limited number of advertisers, and if we are unable to maintain these advertiser relationships or attract additional advertisers, our revenue will be adversely affected;

  •
  if the market for Internet advertising fails to continue to develop, our revenue and our results of operations could be harmed;

  •
  we are dependent on contracts with the United States federal government and state and local governments;

  •
  if we fail to manage our growth effectively, our business and operating results will be harmed;

  •
  a failure of TIMS or a catastrophic event at our primary facility could result in reduced revenue and the loss of customers;

  •
  pending litigation could have a material adverse effect on our business, operating results and financial condition;

  •
  failure to protect our intellectual property rights or our domain names, or failure to obtain issuance of the patents for which we have filed applications, could harm our brand-building efforts and ability to compete effectively;

  •
  other persons may assert claims that our business operations or technology infringe or misappropriate their intellectual property rights, which could increase our costs of operation and distract management and could result in expensive settlement costs;

  •
  we may be liable for our traffic information. Users of our traffic information could claim to have suffered injuries or losses as a result of relying on our traffic information, and we could face product liability claims for products that use our traffic information;

  •
  our future success depends on our ability to retain our executive officers and to recruit and retain qualified employees;

  •
  we may decide to expand into international markets and our inexperience in the operation of our business outside the United States increases the risk that our international expansion efforts will not be successful; and

  •
  we may need to raise additional capital to support the growth of our operations, but such additional funds may not be available.

USE OF PROCEEDS

              We estimate that our net proceeds from the sale of             shares of common stock being offered hereby, after deducting estimated underwriting discounts and estimated offering expenses payable by us, will be approximately $                     million, assuming the shares are offered at $                    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders if the underwriter exercises its over-allotment option.

              We intend to use approximately $37.0 million of the net proceeds from this offering to repay all of the outstanding principal and accrued and unpaid interest under our senior secured credit facility maturing on March 31, 2008. We have used borrowings under such facility to fund our general working capital needs. Our senior secured credit facility has a stated interest rate of 6.316%; however, the amount actually required to satisfy our repayment obligation is based upon our lender's achieving an internal rate of return of 15% on the date of repayment. We have estimated the proceeds required to terminate this facility based on an estimated date of repayment of December 1, 2005. (For a discussion of our senior secured credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness".)

              We also intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. Following repayment of our senior secured credit facility, we anticipate entering into a new credit facility with terms more favorable to us, although we have not reached an agreement with any lender. We also believe opportunities may exist to expand our current business through selected acquisitions, and we may utilize a portion of the net proceeds for such purposes, although we have no current agreements or commitments with respect to any transactions of this type.

DIVIDEND POLICY

              We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion of our business. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, capital requirements and liquidity, contractual restrictions under any loans or other agreement, governmental requirements and any other factors that our board of directors may deem relevant.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the sale of 5,042,090 shares of Series F convertible preferred stock for aggregate proceeds of $15.1 million in the Series F financing, and (ii) the conversion of all of our convertible preferred stock (including the Series F convertible preferred stock) into 27,726,995 shares of common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the issuance of              shares of common stock by us in this offering, our receipt of the estimated net proceeds, after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described in "Use of Proceeds."

	At June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share amounts) (unaudited)

Cash and cash equivalents	$4,793	$19,919

Redeemable convertible preferred stock	47,806	—
Senior secured credit facility and accrued interest	35,698	35,698
Stockholders' equity:
Common stock, $0.01 par value, 62,864,839 shares authorized and 10,297,273 shares issued and outstanding actual; 70,000,000 shares authorized and 38,024,268 shares outstanding pro forma; shares outstanding pro forma as adjusted	68	345
Additional paid-in capital	43,046	105,701
Notes receivable from stockholders	(505)	(505)
Deferred stock-based compensation	(694)	(694)
Accumulated deficit	(125,953)	(125,953)

Total stockholders' deficit	(84,038)	(21,106)

Total capitalization	$(534)	$14,592

              The table above is based on 10,297,273 shares outstanding as of June 30, 2005, and excludes the following:

  •
  a           for           reverse stock split to be effected prior to the closing of this offering;

  •
  6,188,310 shares of common stock issuable upon the exercise of stock options outstanding at June 30, 2005, at an average exercise price of approximately $0.68 per share;

  •
  5,067,439 shares of common stock issuable upon the exercise of warrants outstanding at June 30, 2005, at an average exercise price of approximately $0.49 per share; and

  •
  122,154 shares of common stock available for future issuance under our stock option plans at June 30, 2005.

DILUTION

              Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma as adjusted net tangible book value per share of common stock after the offering. The pro forma net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2005. After giving effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $                     per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses, our pro forma as adjusted net tangible book value as of             , 2005 would have been $                    , or $                    per share of common stock. This represents an immediate increase in net tangible book value of $                    per share to existing stockholders and an immediate dilution in net tangible book value of $                    per share to new investors.

              The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at June 30, 2005
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

              The following table summarizes, on a pro forma as adjusted basis as of June 30, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders			$
New investors

Total			$

              The tables and calculations above assume no exercise of outstanding options and warrants. As of June 30, 2005, there were 6,188,310 shares of our common stock issuable upon the exercise of outstanding options at an average exercise price of approximately $0.68 per share and 5,067,439 shares of our common stock issuable upon exercise of outstanding warrants at an average exercise price of approximately $0.49 per share. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

              The selected historical statement of operations data for the three years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical statement of operations data for the years ended December 31, 2000 and 2001, and the balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited consolidated financial statements not included in this prospectus. Our selected historical financial data presented below for the six months ended June 30, 2004 and 2005 and as of June 30, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

              In the opinion of management, the unaudited financial statements for the six months ended June 30, 2004 and June 30, 2005, have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

              The pro forma consolidated statements of operations data, including shares and per share data, for the year ended December 31, 2004 and the six months ended June 30, 2005, give effect to all aspects of the conversion of Series E and E-1 convertible preferred stock as though it had occurred on January 1, 2004 and January 1, 2005, respectively. The pro forma consolidated statements of operations data for the year ended December 31, 2004 and the six months ended June 30, 2005 does not give effect to the Series F financing expected to be completed in September 2005.

              The selected historical financial data presented below should be read together with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
Consolidated Statement of Operations Data:
(in thousands, except per share amounts)

Revenue
Advertising	$6,027	$15,349	$24,068	$36,045	$39,449	$19,173	$19,507
Traffic data services	311	1,622	2,360	1,655	4,698	1,967	3,486
License agreement	—	—	2,055	750	—	—	—

	6,338	16,971	28,483	38,450	44,147	21,140	22,993
Operating expenses:
Media inventory	5,370	13,109	17,847	19,357	18,869	9,691	8,206
Technology	2,642	5,255	4,405	4,149	4,501	2,109	2,088
Sales and marketing	7,636	8,273	9,524	14,086	12,032	6,204	7,312
Traffic data collection	2,869	8,090	10,805	10,918	13,286	6,310	7,982
General and administrative	5,530	7,663	6,060	6,402	7,229	3,808	5,956
License agreement	—	—	2,055	750	—	—	—

	24,047	42,390	50,696	55,662	55,917	28,122	31,544

Loss from operations	(17,709)	(25,419)	(22,213)	(17,212)	(11,770)	(6,982)	(8,551)
Interest income (expense), net	596	862	(5,052)	(4,151)	(3,428)	(1,663)	(2,813)

Loss from continuing operations	(17,113)	(24,557)	(27,265)	(21,363)	(15,198)	(8,645)	(11,364)
Loss from discontinued operations	(191)	—	—	—	—	—	—

Net loss	$(17,304)	$(24,557)	$(27,265)	$(21,363)	$(15,198)	$(8,645)	$(11,364)

Accretion on redeemable convertible preferred stock	(370)	(2,990)	(2,930)	(740)	—	—	—

Net loss attributable to common stockholders	$(17,674)	$(27,547)	$(30,195)	$(22,103)	$(15,198)	$(8,645)	$(11,364)

Net loss attributable to common stockholders per share:
Basic and diluted	$(3.41)	$(4.86)	$(5.33)	$(2.76)	$(1.70)	$(0.97)	$(1.13)
Pro forma (unaudited)					$(0.48)		$(0.35)
Number of shares used in per share calculation:
Basic and diluted	5,180	5,665	5,669	8,012	8,947	8,907	10,068
Pro forma (unaudited)					31,632		32,753
	At December 31,
						At June 30, 2005
	2000	2001	2002	2003	2004
						(unaudited)
Consolidated Balance Sheet Data: (in thousands)

Cash and cash equivalents, and short-term investments	$32,845	$6,643	$15,961	$8,999	$4,898	$4,793
Total assets	45,967	22,550	30,288	31,493	28,116	35,287
Long-term deferred revenue and deferred license fees	933	1,525	475	4,772	19,216	20,496
Senior secured credit facility and accrued interest	—	—	24,722	24,850	23,744	35,698
Other long-term liabilities	175	155	6,981	35	—	—
Redeemable convertible preferred stock	58,438	61,428	64,358	47,806	47,806	47,806
Total stockholders' deficit	(20,809)	(48,326)	(78,136)	(59,419)	(74,408)	(84,038)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

              The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under the caption "Risk Factors."

Overview

Introduction

              We are the leading provider of accurate, real-time traffic information in the United States. We offer highly differentiated traffic information by combining traditional traffic incident and event information with comprehensive traffic flow data. This data, which is collected through a large network of roadside traffic sensors, includes specific speeds, travel times, and delay times on all monitored routes. All of our traffic information can be formatted to meet the personal or unique needs of our customers and delivered across multiple platforms, including radio, television, the Internet, wireless devices, and in-vehicle navigation systems. Currently, we provide traffic information for 24 of the largest metropolitan areas in the United States, covering approximately 55 million commuters, in such cities as Boston, Chicago, Houston, Los Angeles, New York, Philadelphia, San Diego and San Francisco.

              The traffic flow data that we provide has been largely unavailable to consumers in the past. By combining traffic incident and flow data, our system is designed to enable drivers to make informed decisions as to route selection and departure times. We collect flow data using our own sensor network as well as government-owned sensors. We have aggregated multiple sensor network systems to create what we believe to be the largest network of real-time traffic sensors in the United States, covering approximately 23,000 lane miles of roadway. We complement our sensor data with incident and event information gathered using traditional collection methods, such as aircraft, video feeds, mobile units and emergency frequency scanners.

              We were incorporated in Delaware under the name Argus Networks, Inc. in October 1998. In November 1998, Encompass Corporation, a Pennsylvania corporation incorporated in 1995, was merged into our company. In October 1999, we changed our name to Traffic.com, Inc. and in May 2001, we changed our name to Mobility Technologies, Inc. In March 2005, we changed our name back to Traffic.com, Inc.

              In 1999, we began construction of our sensor network, and in 2000, we began to license our traffic data to the U.S. Department of Transportation (U.S. DOT) and certain state and local government agencies. We began selling our traffic information to radio stations in 2000 and to television stations in 2001 in exchange for advertising inventory. In the first quarter of 2004, we expanded our business model and began to provide traffic data services to businesses for their own commercial purposes. In June 2005, we launched our enhanced website which is designed to include advertising and offers subscription wireless services. In June 2005, we also began to offer advertising sponsorships on our second-generation television product, Traffic Pulse NeXgen.

Revenue Profile and Business Trends

              To date, substantially all of our revenue has been derived from the sale of advertising on radio and television stations, as well as from providing our traffic data to the U.S. DOT and certain state and local government agencies. We believe that our newer revenue opportunities, including Internet advertising, traffic data services and consumer wireless subscriptions, will become an increasingly larger percentage of our total revenue.

              Our revenue can be categorized in three distinct areas:

  •
  Advertising:    Our advertising revenue includes radio and television advertising, as well as the faster-growing category of Internet advertising. We expect our radio and television advertising revenue to grow as we expand the number of metropolitan areas in which we provide traffic information. We expect our Internet advertising revenue to grow, both in amount and as a percentage of total revenue, as the number of visitors to our www.traffic.com website grows. We are actively seeking to stimulate this growth by developing co-branding opportunities on our customers' websites, such as www.weather.com and www.comcast.net, and by increasing the services offered on our website.

  •
  Traffic data services:    Revenue from our traffic data services agreements with commercial businesses is included in this category, as well as revenue from our agreements with federal, state and local government agencies, including the U.S. DOT. Our data services customers use our data in a variety of delivery platforms, including their own websites and cable channels, wireless devices and in-vehicle navigation systems.

  •
  Consumer wireless subscriptions:    These subscription services, which were launched in June 2005 on our www.traffic.com website and the websites of a number of our customers, allow consumers to receive their route-specific information on wireless devices.

              Advertising.    In 2000, we entered into our first contracts with radio stations to provide traffic information in exchange for advertising inventory, which we then sell through our own direct sales force. In 2001, we signed our first contracts with television stations, under which we also provide traffic information in exchange for advertising inventory. Certain of our radio and television contracts require us to provide production services, such as announcers and producers, and/or make cash payments, in addition to providing traffic information. We also enter into contracts with certain radio and television stations under which we buy advertising time solely in exchange for cash in order to be able to offer advertisers access to a more comprehensive range of markets.

              Traffic Data Services.    In the first quarter of 2004, we entered into our first commercial traffic data services agreement with XM Satellite Radio Holdings, Inc., which uses our traffic data for 21 metropolitan areas. Subsequently, we entered into a traffic data services agreement with NAVTEQ Corporation, which uses our traffic data in conjunction with its mapping data as content in a variety of services, including in-vehicle navigation systems. Additionally, we entered into an agreement with The Weather Channel, Inc., which uses our traffic data to provide traffic information on its website, cable networks, local programming and desktop application. We also entered into an agreement with Motorola, Inc., which uses our traffic data to provide traffic information in its VIAMOTO solution, a suite of location software for cell phones. Most recently, we have entered into an agreement with Comcast Cable Communications Management LLC, which will provide our traffic incident, event and flow data on its www.comcast.net website starting in the first quarter of 2006. We expect that our traffic data services revenue will become an increasing percentage of our total revenue in the future.

              Traffic.com Website.    In June 2005, we launched our enhanced www.traffic.com website, which is designed to provide advertising opportunities for our advertising customers. We have commenced a focused campaign to attract users and advertisers to our website and to websites of our media customers that are co-branded with www.traffic.com. Based on industry reports of substantial projected growth in the Internet advertising market over the next several years, and based on our strategy to increase awareness of our Traffic.com brand, we believe that Internet advertising provides us with an attractive opportunity to increase our revenue as we increase the number of visitors to our website and to other websites that incorporate or link to our traffic information.

              Consumer Wireless Subscriptions.    In June 2005, we also introduced our first consumer wireless subscription service, TrafficInform, and, in September 2005, we expect to introduce a premium subscription service, TrafficMax. We anticipate that subscription revenue and the sale of advertisements associated with these services will be a growing portion of our revenue as users of our www.traffic.com website increase.

              Scalability of Technology.    Since 1999, we have committed a significant portion of our human and financial resources towards developing and enhancing TIMS, our proprietary system for collecting, analyzing and distributing traffic data through a variety of platforms, as well as our sensor network for collecting traffic data in real time. Based on this significant investment and the resulting scalability and flexibility of TIMS, which is designed to allow for very high and increasing transaction volumes and to integrate with new technologies with minimal additional development, we believe that we should be able to incorporate new revenue opportunities at relatively low additional cost.

Sources of Revenue and Cost of Revenue

  Advertising

              Radio and Television Advertising.    In exchange for providing traffic information, cash and/or production services (including announcers and producers) to radio and television station customers, we receive the right to sell advertising time adjacent to traffic, news or weather reports as well as the right to sell advertisements on our customers' websites. Additionally, under certain of our contracts with radio stations to which we do not provide traffic information, we buy for cash in advance the right to sell a set amount of advertising time, primarily to expand our advertising sales coverage. We refer to the advertising time that we receive in exchange for these two types of contracts as "owned inventory." As of July 31, 2005, we had contracts to acquire owned inventory from over 360 radio stations (including 107 to which we provide our traffic information) and with 43 television stations. Revenue from owned inventory advertising grew from $11.3 million in 2002 to $26.0 million in 2003 to $30.3 million in 2004 and $16.7 million in the first six months of 2005.

              We supplement our owned inventory by purchasing additional advertising time for cash from time to time from radio stations that are not under contract with us. These purchases, referred to as "cash buys," usually are made to satisfy specific advertisers' needs for additional coverage on particular stations or in smaller markets. Because cash buys are purchased in the spot market on an as-needed basis, the cost of acquiring this advertising is higher than the cost of owned inventory. As a result, margins for the sale of cash buys are generally lower than the margins that can be achieved from the sale of owned inventory. As we expand our presence into a larger number of major metropolitan areas in the United States, we expect our cash buys to decrease in relation to our owned inventory.

              Revenue from our radio and television advertising is recognized in the month that an advertisement is aired.

              In the fourth quarter of 2004, we introduced our second generation television product, Traffic Pulse NeXgen, which provides 2D and 3D color graphics that simulate the sense of flying over highways, bridges and other roadways. Because NeXgen depicts moving vehicles, buildings, billboards and other items on the reported routes, these graphics can be branded with an advertiser's name or logo. Due to its recent introduction, we have not sold any NeXgen sponsorships to date. Based on product placement advertising trends in television programming and films, however, we believe this will be an attractive opportunity for advertisers. Any revenue from this advertising channel will be recognized as the programming is aired.

              In May 2005, we launched our first traffic-focused, four-hour television news program, which is broadcast during the morning commuting hours on a Viacom-owned UPN station in Philadelphia. This program changes the standard morning news format by focusing first on traffic, which constitutes approximately 40% of airtime, then approximately 40% on weather and the balance on news. We produce and broadcast this program from our own studio facility in our principal office. This program provides us with significant opportunities for promoting our brand name on air, which we believe could lead to an increase in the number of users of our other services, such as our website and consumer wireless subscription services. In return for this service, we received an upfront fee, which is being recognized over the life of the contract, and receive advertising inventory. We expect to introduce this program in other markets.

              Internet Advertising.    With the introduction of our enhanced website at the end of June 2005, we have begun to offer advertising on our own www.traffic.com website, in addition to offering advertising on the websites of a number of our customers. As of June 30, 2005, given the recent introduction of our enhanced website, we had not generated any significant revenue from Internet advertising. Revenue from Internet advertising will be recognized over the period during which the advertisement is displayed. In some cases, we have agreed with our radio and television customers to share advertising revenue generated on their websites.

              We believe that our multiple media delivery platforms provide advertisers with an attractive cross-media campaign opportunity. Our advertisers can reach their customers at various times of day using advertisements associated with our traffic content aired on radio and television, placed on our website and embedded in our wireless services. We believe that this cross-media opportunity will result in heightened interest in our services from advertisers.

  Traffic Data Services

              Government Services.    In 1999, in a competitive bidding process under the 1998 Transportation Equity Act for the 21st Century (TEA-21), we were awarded, as principal subcontractor to the U.S. DOT, a subcontract to enable us to deploy an intelligent transportation infrastructure system (now our sensor network) to collect and distribute traffic flow data. TEA-21 envisioned a program in more than 40 metropolitan areas. Under the terms of this subcontract, of $2.0 million received by our prime contractor for each designated metropolitan area, we are paid 95% or $1.9 million to provide to federal and state transportation agencies the traffic flow data from our sensor network in these areas for non-commercial purposes, such as research, infrastructure planning and congestion management. We retain the exclusive right to use this data for commercial purposes. Under our subcontract, we own and are responsible for constructing, operating and maintaining our sensor networks. As a condition to our receipt of federal funds for each metropolitan area, we are required to commit, or have a third party provide, an additional $0.5 million in cash or services per metropolitan area deployed.

              Our ability to recognize revenue from our federal subcontract is based on when we begin providing traffic flow data for a new metropolitan area, which is when a certain number of our planned sensors in that area are able to collect and send data. Revenue is then recognized over the periods and in proportion to which depreciation on the constructed assets is charged to operations—generally three years. Revenue recognized under our federal subcontract totaled $0.2 million in 2000, $1.2 million in 2001, $1.6 million in 2002, $1.4 million in 2003, $2.2 million in

2004 and $2.0 million in the first six months of 2005. This revenue varies depending on the number of metropolitan areas in which we are deploying and have deployed our sensor network.

              In addition, as a subcontractor to the U.S. DOT, we must enter into agreements with state or local government agencies responsible for the metropolitan areas in which we deploy our sensor network, in order to proceed with deployment of the network. Once the relevant state or local agency accepts our proposal and enters into a contract with us, we are required to meet certain milestones, including federal acceptance of our plans, designs and architecture. We have completed our sensor network and received system acceptance from the relevant transportation agencies in Boston, Chicago, Philadelphia, Pittsburgh, Providence and Tampa. We are collecting data from sensor networks that we are in the process of constructing in Los Angeles, Phoenix, San Diego, San Francisco, St. Louis and Washington, DC. We are under contract to deploy our sensor network in Baltimore, Detroit, Oklahoma City and Seattle. We are recognizing revenue from our sensor network in connection with our subcontract to the U.S. DOT in Boston, Chicago, Providence, San Diego, Washington, DC and Tampa. We have completed recognizing revenue under this subcontract in Philadelphia and Pittsburgh.

              We are obligated to reinvest in activities and equipment related to our sensor network or share a specified percentage of our revenue that is directly attributable to the commercial sales of flow data generated under the program from the sensors we install and own. This amount is calculated as 5% of revenue generated from commercial sales of such flow data between $250,000 and $1.0 million and 10% of such revenue over $1.0 million. This amount does not include revenue from sales of flow data collected from government-owned sensor systems, which constitutes a significant amount of the flow data for many of the metropolitan areas that we cover, or from information which is gathered independently about incidents and events. To date, the total amount of our reinvestment and revenue sharing has not been material. The activities funded are determined in consultation with the relevant state or local agency. These funds may be used for a number of purposes, including integrating the existing state and local agency intelligent transportation systems with our sensor network or installing additional sensors.

              Commercial Traffic Data Services.    In the first quarter of 2004, we began to enter into agreements with companies to provide our traffic data directly to these customers for their own use in their websites and media and service offerings. Our first such agreement was with XM Satellite Radio and, since that time, we have entered into agreements with NAVTEQ, Motorola, The Weather Channel and Comcast. Revenue from our other traffic data services agreements includes one or more of annual usage and exclusivity fees, fees for 24/7 support services, and in-vehicle traffic data subscription fees. Revenue for these data service agreements was $1.4 million in 2004, the first year in which we recognized such revenue, and $1.2 million in the first six months of 2005. Revenue recognition from these contracts varies, based upon contract minimums, subscriber growth and special services provided by us.

              Under our NAVTEQ agreement, NAVTEQ has paid us $9.9 million as an advance against subscription, license and other fees payable by NAVTEQ. Upon expiration or earlier termination of the agreement, we are required to repay NAVTEQ an amount equal to (i) any portion of the $9.9 million advance payment that has not yet been earned, less (ii) aggregate specified annual minimum license fees of $0.4 million in each of the first, second and third years of the agreement, $0.8 million in the fourth year of the agreement and $1.0 million in the fith year of the agreement. Upon expiration of the agreement, if it is not renewed, up to $1.9 million of any remaining portion of the advance fee that we are required to repay may, at our option, be repaid in quarterly installments over three years at an interest rate of prime plus 1%.

              The NAVTEQ agreement has a term of five years. The agreement may be terminated by either party upon a material breach not cured within thirty days' notice, a performance failure caused by a force majeure event not cured within six months or bankruptcy of the other party. A material breach includes a material breach by us of our service level commitment to NAVTEQ, but only if more than 15% of the covered population is affected by the service failure for more than 180 days or the failure lasts longer than 270 days. Each party may terminate the agreement if the other sells all or substantially all of its business to certain specified entities.

  Consumer Wireless Subscriptions

              Following the completion of our enhanced website, we began to offer subscription wireless services to consumers as of June 30, 2005. Subscribers can currently sign up for one of two levels of service: my Traffic.com, a free service that provides real-time traffic conditions via e-mail alerts, and TrafficInform, a monthly paid subscription service that provides subscribers with outgoing e-mail or voice traffic alerts and condition updates for chosen roadways. We expect to introduce, by the end of September 2005, a premium paid subscription service, TrafficMax which, in addition to all of the services offered through TrafficInform, will answer e-mail or voice queries from subscribers regarding traffic conditions on their chosen roadways with real-time information, on a 24/7 basis.

              We have begun to offer advertising opportunities and sponsorships associated with our subscription services to our advertising customers, although we have not generated advertising revenue from this source to date.

              We will collect our monthly subscription fees from our subscribers by credit card at the beginning of each month and revenue from these subscriptions will be recognized on a monthly basis. Revenue from advertising and sponsorships in connection with our subscription services will be recognized over the period during which the advertisement or sponsorship is displayed and will be recognized as advertising revenue in our statement of operations.

  License Agreement

              In April 2002, we entered into a license agreement with a technology development corporation that resulted in proceeds of $11.0 million. Under the license agreement, we transferred various intellectual property rights to the technology development corporation and were granted an exclusive license to use the intellectual property rights in exchange for a quarterly royalty payment. The royalty payments were equal to a percentage ranging from 1% to 5% of the net revenue from the use of the licensed intellectual property rights, up to $0.3 million per quarter. We classified the license agreement for accounting purposes as a research and development agreement and recognized revenue based on the completion of new Developed Technology (as defined in the statement of work within the license agreement).

              We maintained the right to repurchase the intellectual property rights at any time upon payment of $11.0 million less any royalty payments made to the technology development corporation through the repurchase date. In April 2003, we and the technology development corporation agreed to terminate the license agreement. In exchange for a payment of $10.0 million and the issuance of $0.4 million in debt (which represented the then-current value of the license agreement less interim royalty payments), the intellectual property rights reverted to us.

Operating Expenses

              Technology Expenses.    Technology expenses primarily consist of personnel and related costs for employees engaged in the development and ongoing maintenance of TIMS, including hardware and internal product development expenses and the cost of consultants engaged to assist with various software development programs. In addition, these expenses include communications costs; capital depreciation of computer hardware; costs associated with licensing third-party software; quality assurance costs and the depreciation of certain technology costs capitalized in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We expect to continue to incur development costs as we add products and services.

              Sales and Marketing Expenses.    Sales and marketing expenses primarily consist of personnel and related costs for employees engaged in sales, business development and marketing, including salaries, commissions, and other variable compensation, travel expenses and costs associated with trade shows, advertising and other marketing efforts and bad debt expense. While the operating costs associated with our traditional radio and television relationships have remained relatively flat over the last year, we have incurred additional costs in connection with our business development efforts related to Internet advertising and product development.

              Traffic Data Collection Expenses.    Traffic data collection expenses consist of the costs of personnel, both full-time and part-time, the costs of aircraft, automobiles, the monitoring of police and emergency response vehicles, the depreciation of our traffic flow data sensor network, the use of state and local agency data sources where available (including sensors and cameras), and our own camera network. These expenses also include occupancy and communications costs for our local operations centers. Traffic data collection costs are expected to continue to increase as we expand from our current presence in 24 metropolitan areas as of June 30, 2005. We plan to utilize existing operations centers where it is efficient and effective to do so.

              General and Administrative Expenses.    General and administrative expenses consist of personnel and related costs of our management, finance, human resources, technology support and administrative personnel, professional fees and other corporate expenses. As we expand our business and incur additional expenses associated with being a public company, we believe that general and administrative expenses will also increase.

              License Agreement.    License agreement expenses consisted of royalty payments and certain development costs related to intellectual property covered by the license agreement.

Results of Operations

              The following table sets forth the items in our historical statements of operations for the periods indicated as a percentage of total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Advertising	84.5%	93.7%	89.4%	90.7%	84.8%
Traffic data services	8.3	4.3	10.6	9.3	15.2
License agreement	7.2	2.0	—	—	—

	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Media inventory	62.7%	50.3%	42.7%	45.8%	35.7%
Technology	15.5	10.8	10.2	10.0	9.1
Sales and marketing	33.4	36.6	27.3	29.3	31.8
Traffic data collection	37.9	28.4	30.1	29.8	34.7
General and administrative	21.3	16.7	16.4	18.0	25.9
License agreement	7.2	2.0	—	—	—

	178.0%	144.8%	126.7%	132.9%	137.2%

Loss from operations	(78.0)%	(44.8)%	(26.7)%	(32.9)%	(37.2)%
Interest income (expense), net	(17.7)	(10.8)	(7.8)	(7.9)	(12.2)

Net loss	(95.7)%	(55.6)%	(34.5)%	(40.8)%	(49.4)%

Accretion of redeemable convertible preferred stock	(10.3)%	(1.9)%	—%	—%	—%

Net loss attributable to common stockholders	(106.0)%	(57.5)%	(34.5)%	(40.8)%	(49.4)%

Comparison of the Six Months Ended June 30, 2004 and 2005

  Revenue

              Revenue increased from $21.1 million for the six months ended June 30, 2004 to $23.0 million for the six months ended June 30, 2005, a 9.0% increase.

              Advertising.    Advertising revenue increased slightly from $19.2 million for the six months ended June 30, 2004 to $19.5 million for the six months ended June 30, 2005; however, owned inventory revenue, which generates higher margins, increased from $14.3 million, or 74.5% of advertising revenue for the six months ended June 30, 2004 to $16.7 million, or 85.6% of advertising revenue for the six months ended June 30, 2005, a 16.8% increase. Our advertising revenue growth was impacted by our decision not to renew an agreement with a large network radio customer based on unacceptable terms proposed by the customer. Owned inventory revenue has steadily increased, both in absolute dollars and as a percentage of total advertising revenue, as the number of our radio and television customers has grown, due in part to the launch of Traffic Pulse NeXgen in the fourth quarter of 2004.

              Traffic data services.    Traffic data services revenue grew from $2.0 million for the six months ended June 30, 2004 to $3.5 million for the six months ended June 30, 2005, a 75.0% increase. The increase was primarily due to commencing revenue recognition with respect to four additional cities under the U.S. DOT contract, and was partially offset by the completion of revenue recognition on one city over the same period. In addition, there was an increase in fees generated from the XM Satellite Radio and NAVTEQ agreements and a new agreement with The Weather Channel for the use of our data on their cable stations, website and desktop application.

  Expenses

              Media Inventory.    Media inventory expenses decreased from $9.7 million for the six months ended June 30, 2004 to $8.2 million for the six months ended June 30, 2005, a 15.5% decrease. Our media inventory expenses decreased as a percent of revenue from 45.8% for the six months ended June 30, 2004 to 35.7% for the six months ended June 30, 2005. The decrease in both absolute dollars and as a percentage of revenue was primarily due to our decision not to renew an agreement with a large network radio customer based on unacceptable terms, as well as the increase in owned inventory sales, which reduced the need for lower margin cash buys purchased on the open market.

              Technology.    Technology expenses were $2.1 million for the six months ended June 30, 2004 and 2005. Our technology expenses decreased slightly as a percent of revenue from 10.0% for the six months ended June 30, 2004 to 9.1% for the six months ended June 30, 2005. We increased product development efforts, specifically relating to our enhanced website and consumer based products, which required increased personnel and consulting expenses. However, $0.9 million of the increased expense was deferred due to the capitalization of certain internally developed software costs during the six months ended June 30, 2005, which resulted in a decrease in compensation and related costs of $0.2 million. The decrease in compensation and related costs was partially offset by a $0.1 million increase in depreciation expense.

              Sales and marketing.    Sales and marketing expenses increased from $6.2 million for the six months ended June 30, 2004 to $7.3 million for the six months ended June 30, 2005, a 17.7% increase. Our sales and marketing expenses as a percentage of revenue increased from 29.3% for the six months ended June 30, 2004 to 31.8% for the six months ended June 30, 2005. The increase was primarily due to $0.6 million of additional marketing expenses for external product marketing and public relations and an expanded presence at trade shows. In addition, compensation and related expenses increased $0.3 million due to staff additions, specifically in business development and marketing personnel.

              Traffic data collection.    Traffic data collection expenses increased from $6.3 million for the six months ended June 30, 2004 to $8.0 million for the six months ended June 30, 2005, a 27.0% increase. Our traffic data collection costs as a percentage of revenue increased from 29.8% for the six months ended June 30, 2004 to 34.7% for the six months ended June 30, 2005. The increase was primarily due to an increase in compensation and related costs, including on-air talent and production staff, of $1.4 million due to our increased number of radio and television customers and expansion in the number of markets being serviced from 19 at June 30, 2004 to 24 at June 30, 2005. In addition, depreciation expense increased $0.2 million as a result of commencing depreciation of our sensor network in four additional cities. This increase was partially offset by the completion of depreciation with respect to one city during the same period.

              General and administrative.    General and administrative expenses increased from $3.8 million at June 30, 2004 to $6.0 million at June 30, 2005, a 57.9% increase. Our general and administrative expenses as a percentage of revenue increased from 18.0% for the six months ended June 30, 2004 to 25.9% for the six months ended June 30, 2005. Our general and administrative expenses increased due to expenses incurred for the fair value of warrants to be issued to a stockholder, and an accrual for the fair value of common stock to be issued to a stockholder in settlement of disputes.

              Interest income (expense), net.    Net interest expense increased from $1.7 million for the six months ended June 30, 2004 to $2.8 million for the six months ended June 30, 2005, a 64.7% increase. Net interest expense was impacted in 2004 and 2005 by amendments to our senior secured credit facility in April of each year. The amendments, which included an interest rate reduction in 2004 and a two-year extension in 2005, were retroactive to the inception of the facility in April 2002 and required cumulative adjustments to interest expense through the date of each amendment. This reduced interest expense by $3.8 million in the six months ended June 30, 2004 and increased interest expense by $0.7 million in the six months ended June 30, 2005. Deferred financing fees amortized into interest expense in the six months ended June 30, 2004 were $3.2 million and $0.3 million in the six months ended June 30, 2005. The expense for the six months ended June 30, 2004 included the write-off of previously deferred financing costs as a result of the 2004 amendment to our senior secured credit facility. Lastly, interest expense was $2.2 million for the six months ended June 30, 2004 and $1.9 million for the six months ended June 30, 2005.

Comparison of the Years Ended December 31, 2003 and 2004

  Revenue

              Revenue increased from $38.5 million in 2003 to $44.1 million in 2004, a 14.5% increase.

              Advertising.    Advertising revenue increased from $36.0 million in 2003 to $39.4 million in 2004, a 9.4% increase. The increase was due primarily to an increase in owned inventory revenue which grew from $26.0 million, or 72.2% of advertising revenue in 2003, to $30.3 million, or 76.9% of advertising revenue in 2004, a 16.5% increase. The increase in owned inventory revenue was due to an increase in the number of radio and television customers and continued an annual historical trend of owned inventory revenue growth.

              Traffic data services.    Traffic data services revenue increased from $1.7 million in 2003 to $4.7 million in 2004, a 176.5% increase. The increase was due to recognizing revenue for four additional cities under the U.S. DOT contract at various times during 2004, partially offset by revenue recognition being completed on one city in 2004, as well as revenue from our agreements with XM Satellite Radio and NAVTEQ entered into during 2004.

              License agreement.    Revenue recognized from our license agreement decreased from $0.8 million in 2003 to $0.0 in 2004 as a result of the repurchase of the licensed technology in April 2003.

  Expenses

              Media inventory.    Media inventory expenses decreased from $19.4 million in 2003 to $18.9 million in 2004, a 2.6% decrease. Our media inventory expenses decreased as a percentage of revenue from 50.3% in 2003 to 42.7% in 2004. These decreases were due to the increase in owned inventory revenue, which reduced the need for lower margin cash buys.

              Technology.    Technology expenses increased from $4.1 million in 2003 to $4.5 million in 2004, a 9.8% increase. Our technology expenses decreased as a percent of revenue from 10.8% in 2003 to 10.2% in 2004. The increase in absolute dollars was primarily due to a $0.5 million increase in compensation and related costs as a result of expanded product development efforts, including Traffice Pulse NeXgen, our second generation television product, and a $0.2 million increase for the purchase of equipment, partially offset by a $0.5 million decrease in depreciation as certain assets were fully depreciated over the period.

              Sales and marketing.    Sales and marketing expenses decreased from $14.1 million in 2003 to $12.0 million in 2004, a 14.9% decrease. Our sales and marketing expenses as a percentage of revenue decreased from 36.6% in 2003 to 27.3% in 2004. This reduction was primarily due to reduced compensation and related costs of $1.6 million from sales staff reductions, resulting from a sales force reorganization. The staff reduction impacted travel and entertainment costs, which decreased by $0.3 million. In addition, bad debt expense was reduced by $0.2 million due primarily to the collection of a large advertising account that was previously reserved for in the allowance for doubtful accounts.

              Traffic data collection.    Traffic data collection expenses increased from $10.9 million in 2003 to $13.3 million in 2004, a 22.0% increase. Our traffic data collection costs as a percentage of revenue increased from 28.4% in 2003 to 30.1% in 2004. The increase in traffic data collection costs was due to additional costs resulting from growth in the number of our radio and television customers, an increase in markets being serviced from 17 in 2003 to 24 in 2004, and the expansion of coverage hours in 19 markets from 16 hours per day to 24 hours per day, seven days a week. The expansion of coverage hours was in support of the XM agreement and a consumer in-vehicle product. However, depreciation expense decreased by $0.4 million as a result of our sensor network being fully depreciated in our first two metropolitan areas, partially offset by the start of depreciation for four additional metropolitan areas at varying points during 2004.

              General and administrative.    General and administrative expenses increased from $6.4 million in 2003 to $7.2 million in 2004, a 12.5% increase. Our general and administrative expenses decreased as a percentage of revenue from 16.7% in 2003 to 16.4% in 2004. The increase in absolute dollars was due to a $0.5 million increase in professional fees, specifically for legal costs and consulting.

              License Agreement.    Expenses from our license agreement decreased from $0.8 million in 2003 to $0 in 2004 as a result of the repurchase of the licensed technology in April 2003.

              Interest income (expense), net.    Net interest expense decreased from $4.2 million in 2003 to $3.4 million in 2004, a 19.0% decrease. Net interest expense was impacted in 2003 and 2004 by amendments to our senior secured credit facility in April of each year. The amendments, which included interest rate reductions, were retroactive to the inception of the facility in April 2002 and required cumulative reductions of interest expense through the date of the amendment of $4.4 million in 2003 and $3.8 million in 2004. Deferred financing fees, including the write-off of previously deferred financing costs required as a result of the amendments, amortized into interest expense were $2.2 million in 2003 and $3.3 million in 2004. Interest expense was $6.5 million in 2003 and $3.9 million in 2004.

Comparison of the Years Ended December 31, 2002 and 2003

  Revenue

              Revenue increased from $28.5 million in 2002 to $38.5 million in 2003, a 35.1% increase.

              Advertising.    Advertising revenue increased from $24.1 million in 2002 to $36.0 million in 2003, a 49.4% increase. The increase was primarily due to owned inventory revenue growth, from $11.3 million, or 46.9% of advertising revenue in 2002, to $26.0 million, or 72.2% of advertising revenue in 2003, a 130.1% increase. The increase in owned inventory revenue was due to an increase in the number of our radio and television customers, specifically a large national radio customer, and continued an annual historical trend of owned inventory revenue growth.

              Traffic data services.    Traffic data services revenue decreased from $2.4 million in 2002 to $1.7 million in 2003, a 29.2% decrease. The decrease was primarily due to the completion of revenue recognition on one city under the U.S. DOT contract during 2003 while revenue was recognized for two cities under the U.S. DOT contract for all of 2002. In addition, a contract to provide traffic data to Clear Channel Communications expired without renewal, as they elected to develop an in-house traffic product.

              License agreement.    License fee revenue recognized under our license agreement decreased from $2.1 million in 2002 to $0.8 million in 2003, a 61.9% decrease, as a result of the repurchase of the licensed technology in April 2003.

  Expenses

              Media inventory.    Media inventory expenses increased from $17.8 million in 2002 to $19.4 million in 2003, a 9.0% increase. Our media inventory expenses decreased as a percentage of revenue from 62.7% in 2002 to 50.3% in 2003. The increase in absolute dollars was due to growth in our radio customers. The decrease in media inventory expense as a percentage of revenue was due to an increase in owned inventory sales, which reduced the need for lower margin cash buys.

              Technology.    Technology expenses decreased from $4.4 million in 2002 to $4.1 million in 2003, a 6.8% decrease. Our technology expenses decreased as a percentage of revenue from 15.5% in 2002 to 10.8% in 2003. The decrease was primarily due to a reduction in depreciation expense of $0.7 million as a result of certain assets becoming fully depreciated during the period, partially offset by a $0.3 million increase in compensation and related expenses.

              Sales and marketing.    Sales and marketing expenses increased from $9.5 million in 2002 to $14.1 million in 2003, a 48.4% increase. Our sales and marketing expenses as a percentage of revenue increased from 33.4% in 2002 to 36.6% in 2003. Compensation and related expenses, including commissions, grew by $3.7 million, as a result of sales staff additions in support of the increase in radio customers during the year. Travel and entertainment expenses increased $0.5 million, also due to the sales staff growth. In addition, we engaged a consulting firm to develop a branding strategy in 2003 which resulted in additional marketing costs of $0.3 million. The expense increases were partially offset by a $0.3 million decrease in bad debt expense due to an improved risk profile of our accounts receivable portfolio and the need to specifically reserve for a large advertising customer in 2002.

              Traffic data collection.    Traffic data collection expenses increased slightly from $10.8 million in 2002 to $10.9 million in 2003, a 0.9% increase. Our traffic data collection expenses as a percentage of revenue decreased from 37.9% in 2002 to 28.4% in 2003. Traffic data collection costs were relatively flat due to one metropolitan area commencing operations in support of a radio customer and another ceasing operations based on the loss of a radio customer.

              General and administrative.    General and administrative expenses increased from $6.1 million in 2002 to $6.4 million in 2003, a 4.9% increase. Our general and administrative expenses as a percentage of revenue decreased from 21.3% in 2002 to 16.7% in 2003. The increase in absolute dollars was primarily due to $0.2 million due to personnel additions, and the decrease as a percent of revenue was due to revenue growth.

              License Agreement.    Expenses from our license agreement decreased from $2.1 million in 2002 to $0.8 million in 2003, a 61.9% decrease, as a result of the repurchase of the licensed technology in April 2003.

              Interest income (expense), net.    Net interest expense decreased from $5.1 million in 2002 to $4.2 million in 2003, a 17.6% decrease. The decrease was due to an amendment to the senior secured credit facility in April 2003 which reduced the applicable interest rate. The interest rate reduction was retroactive to the inception of the facility in April 2002 and resulted in a cumulative reduction to interest expense of $4.4 million in 2003, which was partially offset by an increase in the amortization of deferred financing fees into interest expense of $1.8 million, which included the write-off of previously deferred financing cost. Also, interest income decreased $0.2 million. Interest expense increased by $1.4 million due primarily to the facility being in effect for all of 2003, as compared to nine months in 2002.

Quarterly Results of Operations

              The following table presents our unaudited quarterly results of operations for the ten quarters ended June 30, 2005. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. This data should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005
	(in thousands, except per share amounts) (unaudited)
Revenue:
Advertising	$6,151	$9,505	$8,717	$11,672	$8,492	$10,681	$9,977	$10,299	$8,330	$11,177
Traffic data services	537	501	407	210	873	1,094	1,065	1,666	1,657	1,829
License agreement	750	—	—	—	—	—	—	—	—	—

	7,438	10,006	9,124	11,882	9,365	11,775	11,042	11,965	9,987	13,006
Operating expenses:
Media inventory	3,604	5,170	5,040	5,543	4,469	5,222	4,825	4,353	3,910	4,296
Technology	1,121	1,075	991	962	937	1,172	1,275	1,117	1,025	1,063
Sales and marketing	3,989	3,947	3,301	2,849	3,099	3,105	3,100	2,728	3,783	3,529
Traffic data collection	2,635	2,791	2,854	2,638	3,036	3,274	3,370	3,606	3,814	4,168
General and administrative	1,736	1,588	1,537	1,541	1,832	1,976	1,583	1,838	1,697	4,259
License agreement	750	—	—	—	—	—	—	—	—	—

	13,835	14,571	13,723	13,533	13,373	14,749	14,153	13,642	14,229	17,315

Loss from operations	(6,397)	(4,565)	(4,599)	(1,651)	(4,008)	(2,974)	(3,111)	(1,677)	(4,242)	(4,309)
Interest income (expense), net	(1,854)	806	(1,525)	(1,578)	(1,678)	15	(910)	(855)	(1,127)	(1,686)

Net loss	$(8,251)	$(3,759)	$(6,124)	$(3,229)	$(5,686)	$(2,959)	$(4,021)	$(2,532)	$(5,369)	$(5,995)

Accretion of redeemable convertible preferred stock	(740)	—	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(8,991)	$(3,759)	$(6,124)	$(3,229)	$(5,686)	$(2,959)	$(4,021)	$(2,532)	$(5,369)	$(5,995)

Net loss attributable to common stockholders per share-basic and diluted	$(1.60)	$(0.43)	$(0.70)	$(0.36)	$(0.64)	$(0.33)	$(0.45)	$(0.25)	$(0.53)	$(0.59)

              The following table presents our unaudited quarterly results of operations for the ten quarters ended June 30, 2005 as a percentage of revenue.

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005
	(unaudited)
Revenue:
Advertising	82.7%	95.0%	95.5%	98.2%	90.7%	90.7%	90.4%	86.1%	83.4%	85.9%
Traffic data services	7.2	5.0	4.5	1.8	9.3	9.3	9.6	13.9	16.6	14.1
License agreement	10.1	—	—	—	—	—	—	—	—	—

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Media inventory	48.5%	51.7%	55.2%	46.7%	47.7%	44.3%	43.7%	36.4%	39.2%	33.0%
Technology	15.1	10.7	10.9	8.1	10.0	10.0	11.5	9.3	10.3	8.2
Sales and marketing	53.6	39.4	36.2	24.0	33.1	26.4	28.1	22.8	37.9	27.1
Traffic data collection	35.4	27.9	31.3	22.2	32.4	27.8	30.5	30.1	38.2	32.0
General and administrative	23.3	15.9	16.8	13.0	19.6	16.8	14.3	15.4	17.0	32.7
License agreement	10.1	—	—	—	—	—	—	—	—	—

	186.0%	145.6%	150.4%	114.0%	142.8%	125.3%	128.1%	114.0%	142.6%	133.0%

Loss from operations	(86.0)%	(45.6)%	(50.4)%	(14.0)%	(42.8)%	(25.3)%	(28.1)%	(14.0)%	(42.6)%	(33.0)%
Interest income (expense), net	(24.9)	8.1	(16.7)	(13.3)	(17.9)	0.1	(8.2)	(7.1)	(11.3)	(13.0)

Net loss	(110.9)%	(37.5)%	(67.1)%	(27.3)%	(60.7)%	(25.2)%	(36.3)%	(21.1)%	(53.9)%	(46.0)%

Redeemable convertible preferred stock accretion	(9.9)%	—	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	(120.8)%	(37.5)%	(67.1)%	(27.3)%	(60.7)%	(25.2)%	(36.3)%	(21.1)%	(53.9)%	(46.0)%

Seasonality

              Due to the seasonal nature of broadcast advertising revenue and the percentage of our total revenue historically represented by these sources, we have typically experienced lower revenue during the first quarter, following the holiday season, and the third quarter, during the summer months. Our direct cost of media inventory has generally followed a similar pattern, with the highest cost levels in the second and fourth quarters.

Liquidity and Capital Resources

              Since inception, we have principally financed our operations through private sales of our preferred stock, internally generated funds, a secured credit facility, a revolving line of credit and our license agreement. At June 30, 2005, we had $4.8 million of cash and cash equivalents compared to $3.9 million at June 30, 2004 and $4.9 million at December 31, 2004. As of June 30, 2005, we had raised an aggregate of $86.8 million through our preferred stock financings. We expect to complete our Series F financing for an additional $15.1 million in September 2005. We invest our cash in highly liquid investments with a maturity of three months or less at the date of purchase. To date, inflation has not had a material effect on our business.

              Cash flows used in operating activities were $8.5 million in 2002 and $25.3 million in 2003. Cash flows provided by operating activities were $5.2 million in 2004. Cash flows used in operating activities for the six months ended June 30, 2005 were $3.6 million. Cash flows used in operating activities in 2002 were primarily due to a net loss of $27.3 million, partially offset by adjustments for depreciation, accounts payable and accrued expenses, and our license agreement. We received funding of $11.0 million pursuant to our license agreement in 2002, of which $0.6 million was recognized as revenue. Cash flows used in operating activities in 2003 were primarily due to a net loss of $21.4 million and $10.0 million for the repayment of our license agreement funded in 2002, partially offset by adjustments for depreciation and amortization, accounts payable and accrued expenses, and deferred revenue. Cash flows provided by operating activities in 2004 were primarily due to the prepayment of future revenue under the NAVTEQ agreement of $9.0 million, of which $0.3 million was recognized as revenue, an increase in deferred revenue under our subcontract with the U.S. DOT, and adjustments for depreciation and amortization, which was partially offset by a net loss of $15.2 million. Cash flows used in operating activities for the six months ended June 30, 2005 were primarily due to a net loss of $11.4 million and an increase in accounts receivable and U.S. DOT subcontract receivable, which were partially offset by the receipt of $0.9 million, representing the balance of the advance payment due under the NAVTEQ agreement; adjustments for accounts payable and accrued expenses, accrued legal settlements, and deferred revenue from U.S. DOT subcontract.

              Cash flows used in investing activities were $11.2 million in 2002. Cash flows provided by investing activities were $6.6 million in 2003. Cash flows used in investing activities were $6.2 million in 2004 and $5.5 million for the six months ended June 30, 2005. Cash flows used in investing activities in 2002 were primarily due to the net purchase of marketable securities of $10.3 million and the purchases of fixed assets. Cash flows provided by investing activities in 2003 were primarily due to the net sale of marketable securities of $10.3 million, partially offset by the purchase of fixed assets. Cash flows used in investing activities in 2004 and for the six months ended June 30, 2005 were due to the purchase of fixed assets.

              Cash flows provided by financing activities were $18.8 million in 2002, $22.1 million in 2003, and $8.9 million for the six months ended June 30, 2005. Cash flows used in financing activities were $3.0 million in 2004. Cash flows provided by financing activities in 2002 were primarily due to borrowings under the senior secured credit facility which resulted in proceeds, after fees, of $18.8 million. Cash flows provided by financing activities in 2003 were primarily due to the sale of Series E convertible preferred stock, which resulted in proceeds of $27.5 million, and borrowing under our revolving line of credit of $4.0 million, partially offset by the repurchase of certain shares of Series D convertible preferred stock for $9.4 million. Cash flows used in financing activities in 2004 were primarily due to the repayment of $3.2 million under the revolving credit facility. Cash flows provided by financing activities for the six months ended June 30, 2005 were primarily due to additional borrowing under the senior secured credit facility of $9.8 million, after related fees.

              Our capital requirements depend on many factors, including our planned geographic expansion into new metropolitan areas. We expect to incur capital expenditures of approximately $9.0 million in the second half of 2005. Recently, we have focused on new revenue opportunities, including the enhancement of our website and the introduction of our in-vehicle and consumer wireless subscription services, and have devoted increased resources to developing and marketing these new services. We expect to devote significant capital resources to continue product development, marketing and other general corporate activities. In the second half of 2005, we expect to devote between $2.0 and $2.5 million to external marketing of our brand and our services.

              Based on our current operations and planned expansion, we expect that our available funds and proceeds from this offering will be sufficient to repay all outstanding borrowings under our senior secured credit facility and to meet our expected needs for working capital and capital expenditures through at least the first quarter of 2007. Thereafter, if we do not have sufficient cash available to finance our operations, we may be required to obtain additional public or private debt or equity financing. We cannot be certain that additional financing will be available to us on favorable terms, if at all. If we are unable to raise sufficient funds, we may need to reduce our operations, delay our geographic expansion, and reduce our product development and marketing activities.

              We are party to litigation proceedings that could require significant expenditures of our funds. In a lawsuit filed against us and others, including certain of our officers and directors and an affiliate of one of our investors, in July 1999 by Santa Fe Technologies, Inc., or SFT, a jury verdict was returned against us and our investor affiliate in June 2005, and judgment was entered on this verdict in August 2005, finding us and the investor affiliate jointly and severally liable to plaintiff for $6.1 million in compensatory damages, assessing punitive damages against us and assessing $15.0 million in punitive damages against the investor affiliate. We intend to file post-trial motions seeking to have the jury verdict set aside in its entirety and to appeal any final adverse judgment that may be entered by the district court. There can be no assurances, however, that we will be successful in such appeal or in having the verdict set aside. If the Company is not successful in having the jury verdict set aside, it will be required to post a bond with the court during the appeal, unless this requirement is waived by the court or the plaintiff. We have not established a reserve relating to this matter, as an estimate of the ultimate outcome is not determinable. We refer you to "Business–Legal Proceedings" for additional information concerning this and other matters.

  Indebtedness

              We had a total of $23.7 million and $35.7 million in principal and accrued interest outstanding on our senior secured credit facility, which matures on March 31, 2008, as of December 31, 2004 and June 30, 2005, respectively. Columbia Partners, LLC Investment Management, one of our principal stockholders, acts as agent for this facility. The indebtedness under our senior secured credit facility is used to fund our general working capital needs and is secured by a first priority security interest in all of our property, except for broadcast advertising accounts receivable, for which the lender holds a second priority security interest. Our senior secured credit facility has a stated interest rate of 6.316%. Upon repayment of the entire principal amount of the borrowings or upon the maturity date or certain liquidity events, however, we are required to pay the lender an additional amount that would be sufficient to provide the lender with an internal rate of return of 15%. We are required to repay all of our indebtedness under our senior secured credit facility upon completion of this offering. Following repayment of our senior secured credit facility, we anticipate entering into a new credit facility on terms that we expect to be more favorable to us, although we have not reached an agreement with any lender.

              Under our revolving credit facility, which matures in March 2006 and is secured by a first priority security interest on our broadcast advertising accounts receivable and a second priority security interest in all of our other property, we currently have the right to borrow up to a maximum of $6.0 million, based on eligible accounts receivable, as defined. Our availability under the revolving credit facility will increase to $10.0 million if we achieve certain financial milestones. There were no outstanding borrowings under the revolving credit facility as of June 30, 2005.

              We are subject to financial and operational covenants under each credit facility, including covenants not to exceed specified monthly minimum net losses and covenants to maintain required levels of liquidity. In addition, under our senior secured credit facility, we must enter into written contracts to provide our sensor network in a specific number of cities as of March 31, 2006 and March 31, 2007. As of December 31, 2004 and June 30, 2005, we were in compliance with all of the covenants in our credit facilities.

              Under each credit facility, the judgment entered against us in the SFT litigation in August 2005 would constitute an event of default if not stayed within 30 days from the date of entry. We are in the process of negotiating an agreement with plaintiff's counsel to stay the execution of the judgment for a specified period after the court rules on post-trial motions. The court is currently scheduled to rule on post-trial motions on September 9, 2005 and we anticipate that the execution of judgment will be stayed until at least early November 2005. In addition, the lender under our revolving credit facility is not obligated to extend additional credit to us prior to the satisfaction or stay of the judgment. While the lender has preliminarily indicated to us that it is willing to continue to extend credit to us, it retains the discretion to cease making credit extensions until the judgment is satisfied or stayed. In the event that our lenders declared an event of default under our credit facilities and we were required to repay such facilities in full, and if this offering were consummated, our business and operations would not be materially adversely affected.

Contractual Obligations

              Contractual obligations at December 31, 2004 are as follows:

	Total	2005	2006–2007	2008–2009	After 2010
	(in thousands)
Long-term debt obligations(1)	$51,510	$1,200	$2,400	$47,910	$—
Operating lease obligations(2)	6,931	1,808	2,358	2,090	675
Payments to radio and television stations(3)	23,373	11,431	10,840	1,102	—

	$81,814	$14,439	$15,598	$51,102	$675

(1)
Our senior secured credit facility expires on March 31, 2008.

(2)
Operating lease obligations represent rent expense for office space under non-cancelable operating lease agreements. The leases generally provide for scheduled rent increases, which are reflected in the table above.

(3)
Payments to radio and television station customers consist of minimum contractual commitments with radio and television stations in exchange for advertising inventory.

Critical Accounting Policies and Estimates

              The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and assumptions, including those related to stock based compensation, bad debts, long-lived assets and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our critical accounting policies have been discussed with the audit committee of our board of directors. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

  Accounting for Stock-Based Awards to Employees

              We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock-Based Compensation," as modified by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123." Currently, we are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date.

              Prior to our initial public offering, we typically granted stock options at exercise prices equal to the value of the underlying stock as determined by our board of directors on the date of option grant. For purposes of financial accounting, we have applied hindsight within each year or quarter to arrive at reassessed values for the shares underlying these options. There are two measures of value of our common stock that were relevant to our accounting for equity compensation relating to our compensatory equity grants prior to our initial public offering:

  •
  The "board-determined value" is the per share value of our common stock determined by our board of directors at the time the board made an equity grant, taking into account several factors, including our operating performance, anticipated future operating results, the terms of redeemable convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders, as well as the valuations of other companies.

  •
  The "reassessed value" is the per share value of our common stock determined by us in hindsight solely for the purpose of financial accounting for employee stock-based compensation.

              We recorded deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeded the exercise price of the option. The reassessed values for accounting purposes were determined in 2005 based on an independent valuation analysis prepared by a third party advisor and for prior years based on a market-based analysis. The independent valuation was performed as of May 2005 principally using an income approach. The income approach used a discounted cash flow analysis based on projections of future cash flow to determine an estimated value. Fair value was determined through this income approach, with consideration given to market comparables and an option pricing model.

              The prior years' stock values were reassessed by applying a market approach. Under the market approach, we compared ourselves to a peer group and developed an estimated value for our common stock based on revenue multiples, since all other key financial measures were not relevant to us at those times.

              The increase in the fair value of our common stock in 2005 principally reflects our achievement of key milestones, including the renegotiation of our senior secured credit facility in April 2005, together with a $10.0 million equity guarantee entered into with certain stockholders at that time.

              These reassessed values are inherently uncertain and highly subjective. If we had made different assumptions, our deferred stock-based compensation amount, stock-based compensation expense, net loss and net loss per share amounts could have been significantly different.

              The table below shows the computation of deferred stock-based compensation amounts arising from unvested stock options granted to employees for each of the three month periods set forth below:

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(unaudited)
Options granted to employees	133,000	131,500	78,900	509,900
Weighted average exercise price	$0.25	$0.25	$0.25	$0.25
Weighted average reassessed value of underlying stock	$0.12	$0.12	$0.12	$1.64
Weighted average reassessed deferred stock-based compensation per option	$—	$—	$—	$1.39

Deferred stock-based compensation	$—	$—	$—	$709,000

              We recognize compensation expense as we amortize the deferred stock-based compensation amounts on a straight line basis over the related vesting periods.

              The Minimum Value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. The weighted average fair value of options granted during 2002, 2003 and 2004 was $1.47, $0.14 and $0.06 per share, respectively, and $0.08 per share for options granted during the six month period ended June 30, 2004 and 2005.

  Accounting for Stock-Based Awards to Non-Employees

              We measure the fair value of options to purchase our common stock granted to non-employees throughout the vesting period as they are earned, at which time we recognize a charge to stock-based compensation. The fair value is determined using the Black-Scholes option-pricing model, which considers the exercise price relative to the reassessed value of the underlying stock, the risk-free interest rate and the dividend yield. As discussed above, the reassessed value of the underlying stock were based on assumptions of matters that are inherently highly uncertain and subjective. As there has been no public market for our stock for all periods presented, our assumptions about stock-price volatility are based on the volatility rates of comparable publicly-held companies. These rates may or may not reflect our stock-price volatility after we have been a publicly-held company for a meaningful period of time. If we had made different assumptions about the reassessed value of our stock or stock-price volatility rates, the related stock-based compensation expense and our net income and net income per share amounts could have been significantly different.

Long-Lived Assets

              We record our property and equipment at cost. We review the carrying value of our property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate these assets by examining estimated future cash flows to determine if their current recorded value is impaired. We evaluate these cash flows by using weighted probability techniques as well as comparisons of past performance against projections. Assets may also be evaluated by identifying independent market values. If we determine that an asset's carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

              We capitalize software development and acquisition costs in accordance with Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The costs of internally developed software are expensed unless incurred during the application development stage. Software development costs capitalized during the application development stage are included in property and equipment and depreciated on a straight-line basis over three years, which is the estimated useful life.

Income Taxes

              We account for income taxes under the liability method, which requires the establishment of a deferred tax asset or liability to reflect the net tax effects of temporary differences between tax carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year. As of December 31, 2004, we had a valuation allowance of $37.1 million to reduce our deferred tax assets. The valuation allowance primarily relates to deferred tax assets arising from net operating loss carryforwards which, if not used, will expire between 2018 and 2024. Should we generate taxable income in the future, we may be able to realize all or part of the operating loss carryforwards against which we have applied the valuation allowance. In that event, our current income tax expense would be reduced or our income tax benefits would be increased, resulting in an increase in net income or a reduction in net loss. We exercise significant judgment in assessing our ability to utilize any future tax benefit from our deferred tax assets.

Revenue Recognition Pursuant to the U.S. DOT Contract

              During installation of our sensor network and upon completion of specified milestones, our prime contractor pays us 95%, or $1.9 million, of $2.0 million paid to it in each metropolitan area in exchange for our providing data to the various federal and state agencies for non-commercial purposes such as research, planning, and congestion management. The majority of all funds are received upon complete installation of the system and proof of operability. All amounts invoiced by us are initially recorded as deferred revenue. We begin to recognize revenue when we begin providing traffic flow data from a new metropolitan area, which is when a certain number of our planned sensors in that area are able to collect and send data. Deferred revenue is amortized into revenue over the periods and in proportion to which depreciation on the constructed assets is charged to operations — generally three years. Revenue recognized from this subcontract was $1.6 million, $1.4 million, and $2.2 million for 2002, 2003, and 2004 and $0.9 million and $2.0 million for the six month period ended June 30, 2004 and 2005.

Inflation

              We do not believe that inflation had a material impact on our earnings from operations.

Off-Balance Sheet Arrangements

              At June 30, 2005 and December 31, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships which would have been established for the purposes of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

              We have exposure to interest rate risk from short-term and long-term debt. In general, the interest rate on our senior secured credit facility is fixed (with a required internal rate of return to the lender on repayment of 15%) and the rate on our revolving credit facility is variable. The fair value of our senior secured credit facility may be adversely affected due to a decrease in the prevailing interest rate, while the revolving credit facility may produce higher income if interest rates fall. See Note 6 to the Consolidated Financial Statements included in this prospectus for components of our long-term debt. Changes in the fair value of our fixed rate debt have no impact on our cash flows or consolidated financial statements.

Recent Accounting Pronouncements

              In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board, or FASB, reached a consensus on Issue 00-21, "Accounting for Multiple Element Revenue Arrangements," addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on our financial statements.

              In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. We do not have any variable interest entities.

              In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of SFAS No. 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. Our convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore, it is not classified as a liability under the provisions of SFAS No. 150.

              In December 2004, the Financial Accounting Standards Board, or FASB, issued statement No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of Statement No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes Accounting

Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and amends FASB Statement No. 95, "Statement of Cash Flows".

              SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company's adoption of SFAS 123(R). The Company will adopt SFAS 123(R) on January 1, 2006.

              Prior to August 30, 2005, (the date that the Company filed a Form S-1 with the Securities and Exchange Commission), the Company used the minimum value method to calculate the pro forma disclosure required by SFAS 123. When the Company adopts SFAS 123(R) on January 1, 2006, the Company will continue to account for the portion of awards outstanding prior to August 30, 2005 using the provision of APB Opinion No. 25 and its related interpretative guidance.

              For awards issued on or after August 30, 2005, and for awards modified, repurchased or cancelled on or after that date, the Company will use an option pricing model other than the minimum value method to calculate the pro forma disclosures required by SFAS 123. When the Company adopts SFAS 123(R) on January 1, 2006, the Company will begin recognizing the expense associated with these awards in the income statement over the award's vesting period using the modified prospective method. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of SFAS 123(R) on the Company's financial statements is not known at this time.

BUSINESS

Company Overview

              We are the leading provider of accurate, real-time traffic information in the United States. We offer highly differentiated traffic information by combining traditional traffic incident and event information with comprehensive traffic flow data. This data, which is collected through a large network of roadside traffic sensors, includes specific speeds, travel times, and delay times on monitored routes. All of our traffic information can be formatted to meet the personal or unique needs of our customers and delivered across multiple platforms, including radio, television, the Internet, wireless devices, and in-vehicle navigation systems. Currently, we provide traffic information for 24 of the largest metropolitan areas in the United States, covering approximately 55 million commuters, in such cities as Boston, Chicago, Houston, Los Angeles, New York, Philadelphia, San Diego and San Francisco.

              Our business model to date has been the syndicated content model traditionally used in the radio and television industries. Under this model, we provide our traffic information to radio and television stations in exchange for the right to sell a specified amount of advertising time, generally adjacent to these stations' traffic reports. We then sell this advertising time to national, regional and local advertisers and retain the revenue from these sales. Recently, we have expanded our business model to include revenue generation from three additional sources: providing our traffic data to third parties for use in their products and services; selling Internet advertising on our www.traffic.com website and on our customers' websites; and offering consumer subscription wireless services through our and our customers' websites.

Our Response to Significant Trends

              We are at the intersection of three significant trends:

  •
  Traffic is bad and getting worse, costing people more in both time and money.

  •
  Advances in new interactive technology give consumers many choices for the delivery of highly personalized, on-demand content like traffic information.

  •
  Increased advertising on the Internet and on wireless devices is demonstrating advertisers' desire to use new media platforms, extending beyond radio and television.

              We believe that we are in a unique position to capitalize on these three trends with our technology-driven approach to traffic data collection and our ability to attach targeted advertising messages to our traffic reports and deliver them across multiple platforms. We have addressed the traffic problem by applying advanced sensor technology, coupled with proprietary incident collection methods, to provide highly accurate, actionable traffic information. As a result, drivers can base their traffic-related decisions on facts such as travel times and speeds rather than subjective descriptions like "slow" or "jammed." We have built a sophisticated data management system that allows us to process information in real time and deliver customized reports to large numbers of simultaneous Internet, wireless, radio, television and in-vehicle users. We believe that having a broad cross-platform delivery capability, combined with the fact that our users can be targeted based on the nature and times of their travel patterns, makes our suite of traffic services attractive to advertisers. Our platforms enable advertisers to connect with their potential customers through radio and television at home, over radio and wireless services in their cars, and via Internet and e-mail alerting services at work.

              Increased Traffic Problems:    Over the last 20 years, traffic congestion has grown at a rapid rate as a result of many factors, including economic growth, increased suburban sprawl and insufficient roadway expansion. According to a U.S. Federal Highway Administration report, the number of vehicle miles traveled in the United States grew 70% from 1980 to 2000, while growth in roadway lane miles remained relatively flat at 0.3% per year in the 1990s. To keep traffic congestion from increasing further, the United States would need to build approximately 5,000 lane miles of roadways in major cities, more than doubling its current spending on road development. Even if the financing were available for this expansion, geographic constraints and citizen opposition would prevent adequate roadway expansion.

              According to a 2005 report by the Texas Transportation Institute, out of 85 U.S. urban areas, only five of these areas experienced annual delays per person during peak travel times of greater than 20 hours in 1982. By 2003, there were more than 50 such urban areas. Additionally, the average annual delay per traveler during peak travel times in the urban areas studied almost tripled from 16 hours in 1982 to 47 hours in 2003, amounting to more than an entire work week wasted in congested traffic. The economic impact of traffic congestion, measured in terms of wasted time and fuel, increased from $12.5 billion in 1982 to $63.0 billion in 2003, an increase of over 400% in the urban areas studied.

              Advances in Consumer-Oriented Technology:    We believe that better traffic information would provide for more efficient utilization of the existing infrastructure. Until recently, the principal sources of publicly-available traffic information have been traditional collection methods used for radio and television traffic reporting. These methods result in limited and often inaccurate traffic flow information and an inability to provide real-time, personalized traffic information. A secondary source of traffic information consists of traffic flow monitoring systems established by state and local departments of transportation. These systems, however, were built principally for infrastructure planning and road safety. They often have significant gaps in coverage, are not always well maintained, and often are not integrated with each other.

              Commuters and travelers benefit from new and more reliable sources of traffic information that are available on demand 24 hours a day, 7 days a week. In addition to television and radio, today's driver likely has one or more wireless devices capable of receiving timely traffic information such as cell phones, personal digital assistants (PDAs), handheld navigation devices, in-vehicle navigation systems and satellite radio receivers. These new delivery channels are particularly well-suited to enable drivers to make more intelligent and efficient driving decisions. We believe that these technologies present a promising business opportunity for us, given our ability to disseminate our traffic information through these channels.

              Advertisers Seek Value in New Media:    Advertisers are adjusting their campaigns to include broader exposure than is available through traditional media buys. According to Forrester Research, the market for online advertising is growing at more than double the rate of the traditional advertising market. The total U.S. advertising market was $243.5 billion in 2004 and is projected to reach $306.3 billion by 2008, for a compound annual growth rate of 6%. However, the U.S. online advertising market was $12.0 billion in 2004 and is expected to grow to $22.0 billion in 2008, for a compound annual growth rate of 17%.

              Traffic reports, regardless of delivery platform, serve as an attractive vehicle for advertisers seeking to reach consumers for several reasons. First, consumers pay close attention to traffic reports because of the relevance and the succinct and timely nature of the information. In addition, traffic is inherently local content and many advertisers believe that advertisements associated with local content can be more specifically targeted to a particular market or market segment. Further, because traffic conditions change constantly, many consumers access traffic information multiple times per day. For these reasons, advertising connected to traffic content generally commands a premium among radio and television advertisers. We believe that advertising messages coupled to traffic reports across new media platforms, such as the web and wireless devices, will garner a premium for similar reasons.

Our Solution

              We deliver accurate, real-time, customizable traffic flow and incident information across multiple delivery platforms in major metropolitan areas in the United States. Our traffic flow information includes vehicle speeds, travel times and delay times, which is data that has been largely unavailable up to now. By combining incident and flow data, our solution is designed to enable drivers to make informed decisions as to route selection and departure times.

              We collect traffic flow data using our own sensor network as well as government-owned sensors. We have aggregated multiple sensor network systems to create what we believe to be the largest network of real-time traffic sensors in the United States, covering approximately 23,000 lane miles of roadway. We complement our sensor data with incident and event information gathered using traditional collection methods, such as aircraft, video feeds and emergency frequency scanners. According to U.S. census data, in 2000, there were approximately 55 million commuters in the metropolitan areas that we cover.

              The key strength that differentiates our solution is our Traffic Information Management System (TIMS). TIMS allows us to collect and analyze traffic information on a real-time basis and to deliver this information across multiple media platforms. These platforms include terrestrial and satellite radio, television, the Internet, wireless devices such as cell phones and PDAs and in-vehicle navigation systems.

Traffic.com flow data
Government flow data
Traffic.com incident & event data
TIMS
Radio
Television
Internet
Wireless
In-vehicle
Other Data Services
Advertising Revenue
Subscription/ Fee Revenue
Collection
Processing
Delivery

              Automated Collection of Diverse Traffic Data.    We collect traffic data from a variety of sources for input into TIMS including:

  •
  Our Sensor Network.    We are currently under contract to build, own and operate our automated sensor network in 16 metropolitan areas. We have completed our network in six of these metropolitan areas: Boston, Chicago, Philadelphia, Pittsburgh, Providence and Tampa. In addition, we are collecting data from our sensor network under construction in six additional metropolitan areas: Los Angeles, Phoenix, San Diego, San Francisco, St. Louis and Washington, DC. We are in the pre-construction phase for our sensor network in four additional metropolitan areas: Baltimore, Detroit, Oklahoma City and Seattle. Our solar-powered, roadside sensors continuously collect information on up to eight lanes of traffic, including lane-by-lane speed, volume, density of vehicles and vehicle classification. Each sensor then wirelessly communicates this data every 60 seconds to TIMS. The majority of the equipment used in our sensor sites is commercially available, off-the-shelf components.

  •
  Government Flow Data Sensor Systems.    We collect flow data from government sensor systems in fourteen metropolitan areas that have deployed their own traffic sensor systems: Atlanta, Chicago, Detroit, Houston, Los Angeles, Milwaukee, Minneapolis, New York, Phoenix, Sacramento, San Diego, San Francisco, Seattle and Washington, DC. We will continue to integrate government flow data sensor systems in additional metropolitan areas over time. Unlike our own sensor network, these government sensor systems were designed principally for infrastructure and emergency planning and road safety and generally do not, on their own, achieve the level of coverage, performance and reliability that we believe is needed to provide quality traffic information to consumers. TIMS allows us to verify data quality from these government sensors to provide reliable and accurate information to consumers.

  •
  Incident Data.    We have established traffic operations centers in 23 cities and a national traffic operations center in Wayne, Pennsylvania. Through these centers, we collect accident, construction and congestion data in a highly efficient manner. We collect this data from aircraft, video feeds, emergency frequency scanners, mobile units and reports from drivers. This information is entered into our system in a specific format that allows all incident information to be easily standardized, analyzed and archived. This standardization process also enables us to easily distribute traffic information in customizable formats to various delivery platforms.

  •
  Event Data.    In our traffic operations centers, we also collect information on local events that affect traffic flow, such as parades, scheduled construction, notable recreation events, sporting events and conventions. Our event data provides drivers with advance notice of events that affect traffic on particular roadways at particular times.

  •
  Probe Data.    We believe that probe data systems, which use the vehicle or a cell phone as a sensor, will, over time, become a useful source of traffic information and supplement the information from roadway sensors. We have begun the process of collecting probe-based information through Global Positioning System (GPS) radio-navigation technology devices in some of our own data collection vehicles. Additionally, through our government relationships, we collect traffic information from toll tag readers in Houston, San Francisco and in the New York City metropolitan area. TIMS can easily integrate these probe data sources with the other traffic information collected from our flow data sensor network.

              Data Aggregation, Standardization and Analysis.    We receive traffic data from our sources in a variety of different forms, which is then entered into TIMS. TIMS converts the traffic data from our sources into a standard form and processes the data without disruption, both for real-time delivery and for archiving. TIMS collects and processes over 25 million traffic flow records (including every 60 seconds from our flow data sensors) and roughly 25,000 incident description records daily. TIMS is a geospatially-correct database comprised of map data from industry-standard mapping providers, traffic flow information and traffic incident information. TIMS has been built on a multi-layered architecture in order to handle high transaction volumes required for the real-time collection and distribution of traffic information, such as Internet, in-vehicle and wireless platforms. TIMS utilizes a component-based architecture that we believe permits quicker time-to-market for new products and services, as well as improved reliability, redundancy and flexibility.

              Customizable and Automated Information Delivery.    TIMS enables information to be automatically distributed in a variety of customized formats and media. TIMS converts all of our collected data into a standard digital format, which can be published and distributed through radio, television, the Internet, wireless devices and in-vehicle navigation systems or other means. We provide personalized traffic information to consumers via Traffic.com and diverse internet, in-vehicle, wireless and desktop applications. Additionally, we provide traffic content to terrestrial and satellite radio stations and television stations. Finally, we make our traffic information available to third parties for use in their own products.

Delivery Platforms

Radio

              Through our Traffic Pulse Broadcaster application, we provide traffic information to radio stations, including travel times, speeds and incident information, by means of a user interface that is easily customized by the traffic announcer. We believe that Traffic Pulse Broadcaster is the only traffic radio product that allows each announcer to prioritize incidents, select the items for broadcast and create custom reports just prior to going on air. Delivered via a standard web browser, Traffic Pulse Broadcaster requires no special equipment or wiring. As a result of TIMS' ability to standardize data, we believe that our information can be delivered in other languages with minimal development effort. For example, we are currently developing the capability to present Traffic Pulse Broadcaster's information in Spanish.

              If requested by our radio station customers and for an additional charge, we provide our own broadcast talent for that station's reporting and off-site broadcast studios. In addition, as of July 31, 2005, we provided to 57 of our radio station customers our affiliate web offering, a Traffic.com-hosted web page designed and maintained by us to fit with the overall look and feel of the radio station's own website. These affiliated websites provide our customers' radio listeners the same traffic information on their website, as well as our personalized traffic information services.

              As of July 31, 2005, we provided traffic information services to 107 radio station customers and had contractual relationships to purchase advertising time for cash from an additional 261 radio stations. Generally, the purchased advertising time is adjacent to informational programming elements such as news, weather, sports, entertainment or traffic reports. Our radio station customers include large radio groups, as well as smaller, locally owned stations. In January 2004, we entered into an agreement to provide traffic information from our Traffic Pulse Broadcaster application to XM Satellite Radio, one of two providers of satellite radio services in the United States, currently for 21 major metropolitan markets on a 24/7 basis. In anticipation of high definition (HD) radio becoming more commonplace, we have developed the capability to broadcast into HD-capable devices, including specialized radio devices, in-vehicle navigation systems and PNDs.

Television

              We provide television stations with traffic information, including travel times and speeds and incident information. As of July 31, 2005, we provided traffic information services to 32 television station customers, including large broadcast and cable companies, and were scheduled to launch traffic information services under contracts with an additional 11 television stations by the end of the first quarter of 2006. In October 2004, we launched our second-generation television product, Traffic Pulse NeXgen, which we refer to as NeXgen. NeXgen simulates current traffic conditions using animated, aerial views of actual roadways and surrounding buildings, with colored maps and graphics showing travel times and speeds. With no rendering time required, NeXgen's maps and graphics are created instantly with all traffic data pre-loaded and properly positioned. NeXgen's ability to display information spanning a broader geographic area as well as to show instantaneous changes in traffic patterns and incidents facilitates longer and more detailed traffic reports.

              We believe that NeXgen will significantly increase traffic coverage in morning television news programming. In May 2005, we launched our first four-hour traffic-focused television news program, which is broadcast during the morning commuting hours on a Viacom-owned UPN station in Philadelphia. This program is essentially an inverted morning news show, focusing first on traffic, which constitutes approximately 40% of airtime, then approximately 40% on weather and the balance on news. We produce and broadcast this program from our own studio facility in our Wayne, Pennsylvania offices. We expect to introduce this program in other markets in the near future.

              In April 2005, we entered into an agreement with Viacom pursuant to which we will provide traffic flow data using our NeXgen product on Viacom television stations in 12 markets. Additionally, in January 2005, we entered into a three-year agreement with The Weather Channel under which we provide traffic information for broadcast on its national cable channel's "Local on the 8s" segments and on its local Weatherscan channels.

Traffic.com-Branded Website

              In response to consumer demand for increased Internet services, we are focusing our growth efforts on our Internet and other interactive platforms. As a result, in June 2005, we launched an enhanced website that provides an interactive source for users to obtain personalized traffic flow, incident and event information. Our website provides the following services to users:

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  my Traffic.com — my Traffic.com allows users to personalize and automatically receive real-time traffic information for their desired cities and routes. Our flow data enables many of the customized my Traffic.com reports to contain speeds, travel times and delay times, including the slowest speeds on the route. Once registered for my Traffic.com services, users can arrange to receive timely e-mail alerts of current traffic conditions on personalized routes.

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  Jam Factor — Jam Factor is a unique feature that provides an overall measure of traffic conditions on a section of roadway. This measure is calculated using our data and proprietary algorithms. Jam Factor is designed to provide users with a quick but comprehensive picture of traffic conditions and measures them on a scale of 0 to 10, with 10 being the worst. We will seek to establish Jam Factor as a widely accepted traffic measuring standard, equivalent to other industry standards, such as the Richter Scale for earthquakes.

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  City Pages — Our website currently provides traffic information for major roadways in 24 cities in the United States, which enables users to receive and view traffic information on interactive road maps.

Consumer Wireless Subscription Services

              We deliver our customized traffic information to PDA devices and cell phones.

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  TrafficInform — In June 2005, we launched our TrafficInform subscription service. TrafficInform provides subscribers with outgoing e-mail or voice traffic alerts and condition updates for chosen roadways. Subscribers can receive reports via their PDA devices or cell phones during their pre-specified time periods when the traffic situation meets or exceeds their pre-specified conditions.

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  TrafficMax — We expect to launch our TrafficMax service in September 2005. In addition to providing outgoing services, TrafficMax will answer on-the-fly voice queries from subscribers regarding traffic conditions on any covered roadway or combination of roadways on a 24/7 basis.

In-Vehicle Traffic Data Services

              We provide traffic flow and incident information for use and display in in-vehicle navigation systems and in PNDs. These systems provide drivers with real-time traffic information, which is displayed on digital maps. We believe that in-vehicle navigation systems will quickly become a widely used source for traffic information as drivers seek to take advantage of the convenient, new technology offered by these systems. In-vehicle navigation systems can be installed as standard or optional features in new vehicles or purchased and installed separately in the aftermarket. These systems display traffic flow, incidents and events, and suggestions for alternative routes. We provide our traffic data to NAVTEQ, a leading provider of digital mapping solutions, which sends our data for distribution to in-vehicle navigation systems via XM Satellite Radio and Sirius Satellite Radio Inc. Our traffic data is used for navigation systems in the Acura RL and the Cadillac CTS and in aftermarket navigation systems such as the Pioneer AVIC-N2. We also provide traffic data to Motorola for use in its VIAMOTO navigation solution. The Avis Assist service, launched this year, uses the VIAMOTO service.

Other Data Services

              We deliver our data through electronic feeds directly to customers for use in their websites and other products and services. For example, we currently license our traffic data to The Weather Channel for use on its website, www.weather.com. In addition, starting in the first quarter of 2006, we will provide our traffic data to Comcast Cable Communications Management, LLC for use on its website, www.comcast.net. Our arrangements with The Weather Channel and Comcast require the use of our logos and links to our www.traffic.com website.

              We provide traffic data feeds to the Florida Department of Transportation for use in its 511 information service in the Tampa Bay area. The 511 service allows Tampa Bay travelers to access free, 24/7, traffic and road condition updates on select road segments and responds to voice commands to provide information for a specific route. We will seek to expand our provision of data services and seek additional commercial and government partners in the future.

Our Strategy

              Our objective is to become recognized worldwide, through our services and Traffic.com brand, as the leading provider of timely, high quality traffic information. We intend to achieve our objective through executing the following key business strategies:

              Provide superior traffic information:    We seek to provide the highest quality, real-time traffic information and to distribute this information through a wide range of delivery platforms. Our ability to collect and distribute this information is based principally on our efforts, over a number of years, to develop and enhance TIMS, our traffic information system that utilizes our proprietary analytic technology. We will continue to enhance our existing technologies and introduce compelling new features, products and services to meet the needs of drivers and of our media, data and advertising customers.

              Grow our Traffic.com brand and our Internet presence:    We seek to make Traffic.com the most widely recognized and used brand for traffic information. We believe that advertisers' and customers' decisions are influenced by brand recognition and we are seeking to build this recognition and increase the number of our www.traffic.com users by providing high-quality services and through co-branding efforts with our media and data customers. In addition, we intend to enhance our brand recognition through advertising campaigns, public relations and other marketing efforts. We will also continue to add new subscription-based functionality and services.

              Promote an integrated advertising approach through our multiple media platforms:    Our multiple media platforms are well positioned to attract advertisers with a one-stop, cross-media campaign opportunity. For example, our advertisers can reach their customers via the radio and television in the morning while they are at home, wireless devices and radio while they are in their cars, and Internet and e-mail services in the office. We believe advertisers are looking for more effective means of reaching consumers and can benefit from the direct association with traffic information, regardless of the delivery medium. Additionally, we believe that our content is particularly attractive to advertisers because of its local nature and because our users are on the move. Given the nature of our services, advertisers can geographically target users based on the nature and times of their travel patterns.

              Expand our data services and strategic relationships:    We seek to deliver our traffic information services through multiple third-party providers. By entering into arrangements with other web content providers, we believe that we can drive more unique visitors to our website. This, in turn, will increase our volume of advertising space and enable our advertisers to reach a more focused audience through advertisements closely aligned with content. We also plan to enter into more arrangements with major automotive brands, in-vehicle navigation services and wireless device companies to provide our traffic data to their buyers and users.

              Geographic expansion:    We plan to expand our sensor coverage and service offerings in a number of additional U.S. cities, with a focus on reaching a total of 30 metropolitan areas by the end of 2005 and 50 by the end of 2006, thereby enabling us to serve a larger percentage of the traffic- affected population and appeal to more advertisers. We are exploring the expansion of our services to countries in Asia and we may consider expanding our services to other countries to take advantage of our processing and distribution capabilities. Any expansion outside the United States will be undertaken only where there is a demonstrated market need for accurate traffic data, infrastructure in place to readily access traffic data, and opportunities for relationships with strategic business partners.

Customers

              We provide traffic information to a variety of customers in a number of market sectors. Our customer base includes the radio and television stations from which we obtain advertising inventory in exchange for our traffic information, cash and services; traffic data services customers to whom we provide our traffic data for use in their products and services; and advertisers who buy our advertising time. Our single largest customer for traffic data is the U.S. DOT.

Radio and Television Customers

              We have entered into agreements with the parent companies and ownership groups for radio and television stations listed below, or individual stations owned by these groups, pursuant to which we provide traffic information, cash or a combination of traffic information, cash and services to all or some of their stations, as well as the websites of certain stations. As compensation, we receive commercial airtime, which we subsequently sell to advertisers. The following lists presents a representative sample of our current customers in these sectors:

  Radio

ABC-Disney Radio Group
Continental Broadcasting Corporation
Cox Radio Inc.
Crawford Broadcasting Company
Emmis Communications Corporation
Gross Communications Corporation
Hearst-Argyle Television Inc.
Hubbard Broadcasting Inc.
Inner City Broadcasting Corporation
Jacobs Media Corporation
Metropolitan Radio Group, Inc.	NewsWeb Corporation
Nova Broadcasting Company
Radio One Inc.
Rose City Radio Corporation
Salem Communications Corporation
Spanish Broadcasting System, Inc.
Susquehanna Radio Corporation
Twin Towers Broadcasting, Inc.
United Broadcasting Company Inc.
XM Satellite Radio Holdings, Inc.

  Television

Belo Corporation Cox Broadcasting, Inc. Fox Broadcasting Company Gannett Co., Inc. Hearst-Argyle Television Inc. Hubbard Broadcasting Inc.	NBC Universal Television Stations division Post Newsweek Stations, Inc. Sunbeam Television Corp. The E.W. Scripps Company The McGraw Hill Companies Tribune Company Viacom Television Stations Group

  Data Services Customers

              We have agreements with a number of businesses pursuant to which we provide our traffic data feeds for use in their own Internet, wireless and in-vehicle products and services, including:

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  XM Satellite Radio Holdings Inc.    XM Satellite Radio, or XM, is one of two providers of satellite radio services in the United States. We provide to XM real-time traffic information from our Traffic Pulse Broadcaster application currently for 21 major metropolitan markets on a 24/7 basis.

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  NAVTEQ Corporation.    NAVTEQ is a leading provider of digital mapping solutions. We provide to NAVTEQ our data feed for use in its in-vehicle traffic information service, which it distributes via XM Satellite Radio and Sirius Satellite Radio. Our traffic information, together with NAVTEQ's mapping data, has recently been introduced as a standard feature in the Acura RL and as an optional feature in the Cadillac CTS navigation systems. We provide our traffic information to these systems in all of our geographic coverage areas.

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  Motorola, Inc.    Motorola is a global mobile and wireless communications company. We provide to Motorola traffic flow data from our data feed for use in VIAMOTO solutions, a suite of location software for data-capable cell phones and in-vehicle navigation systems. A cell-phone based navigation system, powered by VIAMOTO and containing our traffic data, has been recently introduced in Avis rental cars.

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  The Weather Channel, Inc.    The Weather Channel provides national and local weather information through a number of channels. In addition to providing traffic information for broadcast on The Weather Channel's national cable and local programming, we provide traffic information for use on its website (www.weatherchannel.com) and on a free desktop computer application.

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  Comcast Cable Communications Management LLC.    Comcast is a leading provider of cable, entertainment and communications products and services. Starting in the first quarter of 2006, we will provide our traffic incident, event and flow data to Comcast for use on its website, www.comcast.net.

  Advertising Customers

              In the first six months of 2005, we had approximately 400 advertising customers. These customers pay us to have their advertisements displayed in one or more of our media channels. To date, the majority of our revenue from these customers has been generated from radio and television advertisements. We expect that Internet advertising will constitute a larger percentage of this customer base as we move forward. The following lists our 20 largest advertising customers for the first six months of 2005:

7-Eleven, Inc. c/o Camelot Communications Inc.
Albertson's, Inc.
Auto Zone, Inc.
CSK Auto, Inc.
Educate, Inc. (Sylvan Learning Centers)
The Goodyear Tire & Rubber Company
The Home Depot, Inc.
Interline Furniture, Inc.
JC Penney Company, Inc.
Kissimmee—St. Cloud Central Visitors Bureau	McDonald's Corporation
National Automotive Parts Association
Nationwide Mutual Insurance Company
Pier 1 Imports, Inc.
Texas Lottery Commission
Toyota Motor Corporation, USA
The UPS Store
Valero Energy Corp.
XM Satellite Radio Holdings, Inc.
Zoller Laboratories, LLC

Sales and Marketing

              We focus on sales and marketing at the highest levels of our company. In addition to our dedicated sales and marketing personnel, the senior officers of our company, including our chief executive officer, chief operating officer and chief information officer, devote significant time to developing and enhancing relationships with senior management of major media companies, advertisers and existing and prospective strategic business partners.

              Media Affiliation Sales.    Our media affiliation sales force, consisting of nine people as of July 31, 2005, focuses solely on developing and expanding relationships with radio and television customers. The media affiliation sales force maintains frequent contact with radio and television station owners, capitalizes on strong customer referrals, participates in key trade shows, advertises in trade publications and distributes collateral materials to effect its sales. Our Senior Vice President of Media Affiliation, Peter Doyle, is a member of the board of directors of the leading radio advertising trade group, the Radio Advertising Bureau.

              Advertising Sales.    Our advertising sales force, consisting of 37 people as of July 31, 2005, sells our advertising inventory, including radio, television, Internet and wireless advertising time, to our advertising customers. As we have recently expanded our Internet and wireless services, we have begun to expand our sales and marketing efforts to target existing and potential advertising customers for our interactive advertising. Some of our advertising sales personnel are dedicated to attracting advertisers for our website and interactive wireless services. Our advertising sales force is organized into five regions, each under a regional sales manager. Our advertising sales force utilizes strong contacts within the advertising community, attendance at trade shows, and the distribution of collateral materials to reach advertising agencies and advertisers.

              Business Development.    Our business development team is responsible for new business development as well as product development and product management. On the business development side, the team focuses on identifying and establishing new avenues of distribution for our existing products. This is accomplished through market analysis, partner identification and contract negotiation. On the product management side, the team focuses on satisfying new market opportunities through product development and management. Our team conducts market analysis and focus group testing to identify the proper products, their features, and marketing strategies. Product specifications are delivered to the engineering department in an ongoing, collaborative process, with the goal of ensuring that products that meet market demands are developed.

              Advertising/Marketing.    We employ a number of methods to promote our Traffic.com brand and the usage of our products. We believe that a principal means of increasing our Internet presence is through the establishment of links to our website on the websites of our Internet, radio and television customers, such as www.weather.com. Many of these websites are co-branded with one or more of our and our customers' brands. We also utilize unsold 10-second radio and television advertising time, where appropriate, to promote brand awareness of Traffic.com. Additionally, we have secured 30-second television advertisements in Philadelphia and are testing the use of longer television advertisements for brand development. We encourage each of our radio and television customers to promote the unique aspects of our services to their audiences, providing no cost promotion of our services. We also utilize search engine optimization and marketing, radio and television advertising, billboards, cinema advertising and online advertising. Our TrafficMagnet application, which can be downloaded without charge from our www.traffic.com website, enables individuals and businesses to add basic traffic information on their websites for use by their employees, customers and visitors. The TrafficMagnet directs users back to our www.traffic.com website for more information, increasing the number of visitors. By attracting users to our website with free, personalized traffic information, we believe that we will encourage these users to subscribe to our subscription services.

Competition

              The traffic information services market is highly competitive. Our primary competition comes from Westwood One and Clear Channel Communications, which are traditional traffic information providers. These competitors have more employees and possess greater financial, sales and marketing and managerial resources than we do, and can engage in more extensive promotional activities than we can, which could put us at a competitive disadvantage. Additionally, these competitors have longer operating histories and more established relationships with advertisers. We are experiencing and expect to continue to experience increased price competition from these and other competitors. As demand for traffic information services and technologies has increased, new competitors have entered the market and we expect that additional new competitors may enter the market in the future.

              Certain governmental agencies, including some state and local departments of transportation, also generate selected traffic flow data, which can be used by our competitors and accessed by consumers. Most of these systems, however, were built for purposes such as planning, road operation and road safety and were not designed to provide real-time traffic flow information to consumers.

              We believe that our principal competitive advantage is our proprietary TIMS technology. Our technology and processes enable us to efficiently aggregate traffic data from multiple sources in a centralized database and to format and distribute that data through multiple means. In contrast, our primary competitors collect most of their traffic information through traditional means and generally do not deliver aggregated real-time traffic flow, volume and speed data on a real-time basis.

              We believe that we have significant advantages over our competitors in our ability to provide timely, accurate and actionable traffic information to a broad set of traffic data customers through multiple media channels, particularly the Internet and other interactive platforms.

Government Contracts

              We have agreements with the U.S. government and with 17 state and local agencies.

U.S. Government

              On April 21, 1999, under our former name, Argus Networks Inc., we were the principal subcontractor awarded a competitively bid U.S. DOT contract under the federal 1998 Transportation Equity Act for the 21st Century (TEA 21). TEA 21 authorized for the first time the use of federal funds to create an intelligent transportation infrastructure system to collect, integrate, and distribute real-time traffic data in more than 40 metropolitan areas. TEA 21 allocated up to $2.0 million of federal funds per metropolitan area, conditioned on $0.5 million of non-federal matching funds in each metropolitan area and an 80/20 federal to non-federal funding match overall. The first task order that we were awarded allocated $4.0 million to begin the creation of a digital sensor network in two metropolitan areas, Pittsburgh and Philadelphia. Following the deployment of the Pittsburgh and Philadelphia systems, the contract was amended and a second task order provided an additional $50.0 million to continue the deployment of our network in 25 additional metropolitan areas. Under the second task order, we must propose projects to state and local government agencies that will enhance the data that is available for their transportation operations, planning, analysis and maintenance. Once a government agency accepts our proposal and enters into a contract with us, we are required to meet certain milestones, including federal acceptance of our plans, designs and architecture. The subcontract terminates on January 1, 2012. Due to our ownership of our sensor network and our exclusive right, for commercial purposes, to the data that it produces, our ownership of the network and right to this data continues as long as we continue to provide our traffic data to government agencies.

State and Local Governments

              We currently have contracts with 17 state and local government agencies to deploy our sensor network. As part of these contracts, we provide data to the various federal, state and local agencies for non-commercial purposes such as research, planning, operations and congestion management. We retain the exclusive right to market our traffic flow data for commercial purposes and have committed to share up to 10% of the related revenue with state or local government agencies or reinvest an equivalent amount in technology systems. The state and local government agencies must, in general, use their share of this revenue to reinvest and enhance our sensor network. We are responsible for deploying, operating and maintaining our sensor network without future government funding beyond the initial payments received for each metropolitan area.

Intellectual Property

              Our intellectual property is an essential element of our business. We protect our intellectual property by using a combination of trademark, patent and trade secrets laws, licensing and nondisclosure agreements and other security measures. Our key intellectual property relates to TIMS and applications that leverage that technology. We have one pending patent application with the U.S. Patent & Trademark Office covering the various aspects of TIMS. We have two pending patent applications covering our three-dimensional television traffic and Traffic Pulse NeXgen television traffic systems and associated features and one pending patent application for our process of rendering real-time traffic flow data into an animated video format. In addition, we also have one pending patent application for the system that we use to collect incident and event information using remotely-located scanners. We have no issued patents. We cannot assure you that the continued prosecution of any of our patent applications will lead to the issuance of U.S. patents. We do not own any copyrights registered with the U.S. Copyright Office.

              We currently are in a dispute with WSI Corporation over ownership of one of the pending patent applications for television products. We believe that WSI Corporation's claim of being a joint inventor for this patent application, and thus a joint owner, is without merit.

              We are the owner of 13 trademarks registered with the U.S. Patent and Trademark Office, including the names "Traffic.com" and "Traffic Pulse," and have ten trademark applications pending with the U.S. Patent and Trademark Office. Registrations of our U.S. trademarks are renewable every ten years.

              In the normal course of business, we only provide our intellectual property to third parties through standard licensing agreements. The purposes of these agreements are to provide for our continued ownership in any intellectual property and data furnished and to define the extent and duration of any third party usage rights. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, developments and other intellectual property created by them on our behalf are our property. The agreements require employees to assign to us any ownership that they may claim in the inventions and intellectual property.

              Our task orders with the federal government and our agreements with the state and local government agencies provide that the data aggregated by us and made available to the federal, state and local governments may be made available to and used by the government agencies for their own internal government purposes and that basic traveler information (red, yellow or green descriptions of traffic conditions) may be distributed by the agencies to the public for personal, non-commercial use. The U.S. DOT may share aggregated data with third parties that are specifically fulfilling non-commercial government agency functions. The state and local government agencies may not market, distribute or donate the privately collected real-time detailed data to non-governmental entities. The federal, state and local government agencies may not provide the aggregated data to third parties for commercial purposes.

              We retain title to all data and computer software, and license the data and software applications to the U.S. DOT and to other government agencies as described above.

Legal Proceedings

              We are currently involved in certain material legal proceedings.

Santa Fe Technologies, Inc. v. Argus Networks, Inc.

              On July 28, 1999, Santa Fe Technologies, Inc., or SFT, filed a complaint in a New Mexico state court against us and others, including certain of our officers and directors and an affiliate of one of our investors, seeking compensatory and punitive damages. The complaint related to a proposed merger between SFT and us which had been proposed in contemplation of our participation as a subcontractor in a team proposal in response to a federal contract solicitation for an "intelligent" transportation infrastructure system. In November 1998, we had entered into a merger agreement with SFT, which was subject to our satisfactory completion of financial, technical, operational and other due diligence. We terminated the merger agreement in February 1999, based on the results of our due diligence. Shortly thereafter, we acquired another sensor company to participate in the bid proposal. In its complaint, SFT alleged that we and the other defendants conspired to and did misappropriate or misuse SFT's "corporate opportunity," confidential information and work product, and committed conversion of SFT's intellectual property and contributions in order to win the award of the federal contract.

              During the pre-trial phase of the case and the course of the trial, except for three causes of action against us and two causes of action against the investor affiliate, all of the causes of action against all of the defendants were dismissed. The remaining claims consisted of a claim against us for breach of a claimed fiduciary duty not to use information or "work product" shared in confidence, a related civil conspiracy claim against us and the investor affiliate and a claim against us and the investor affiliate for unjust enrichment. The district court submitted the fiduciary duty claim (and the related conspiracy claim) to the jury for determination and decided the unjust enrichment claim itself. In June 2005, the fiduciary duty and conspiracy claims were tried before a jury. In late June 2005, the jury returned a verdict against us on the breach of fiduciary duty claim and the related conspiracy claim and against the investor affiliate on the conspiracy claim finding, that we and the investor affiliate are jointly and severally liable to plaintiff for $6.1 million in compensatory damages, assessing $5.0 million in punitive damages against us and assessing punitive damages against the investor affiliate. The district court subsequently rejected the plaintiff's unjust enrichment claim. On August 19, 2005, the district court entered judgment against us on the breach of fiduciary duty and conspiracy claims and against the investor affiliate on the conspiracy claim. Post-trial motions are due on September 2, 2005 and we intend to file post-trial motions seeking to have the jury verdict set aside in its entirety. We further intend to appeal the district court's rulings and the judgment if our post-trial motions are denied. There can be no assurances, however, that we will be successful in such appeal or in having the verdict set aside. If we are not successful in having the jury verdict set aside, we will be required to post a bond with the court during the appeal, unless this requirement is waived by the court or the plaintiff. We have not established a reserve relating to this matter, as an estimate of the ultimate outcome is not determinable.

Traffic.com, Inc. v. Internet Capital Group, Inc. et al.

              On June 29, 2005, we filed a complaint in the Chester County Pennsylvania Court of Common Pleas seeking a declaratory judgment against Internet Capital Group, Inc. and related entities, or ICG that the conversion of ICG's Series B convertible preferred stock to common stock on a one-for-five basis (from approximately 5 million shares of Series B preferred stock to approximately 1 million shares of common stock), in connection with our Series E preferred stock financing in March 2003, is valid and that ICG is not entitled to any additional ownership stake in the Company or any other payments or damages in connection with the Series E preferred stock financing or related matters. On July 26, 2005, ICG filed preliminary objections to our complaint for declaratory judgment which, under Pennsylvania practice, is equivalent to a motion to dismiss our complaint. On August 29, 2005, we and ICG agreed in principle to a settlement of our litigation. Under this agreement in principle, in exchange for mutual releases and dismissal of the litigation, we will issue to ICG 901,686 shares of our common stock. In addition, ICG will grant to the underwriter in this offering the right to purchase up to               shares of our common stock owned by ICG, within 30 days after the date of this prospectus, to cover any over-allotments. We cannot assure you that a settlement agreement with ICG will be finalized and executed.

Richard P. Ramirez v. Mobility Technologies, Inc. et al.

              On March 22, 2002, Richard Ramirez, our Chief Executive Officer from 2000 to mid-2001, filed a Writ of Summons in the Pennsylvania Court of Common Pleas, Chester County, against us and others, including certain of our officers, directors and investors. On July 16, 2002, we filed a petition with the court to compel arbitration, which the court granted on August 22, 2002. On

January 6, 2003, Ramirez filed his Demand for Arbitration with the American Arbitration Association (AAA), in which he alleged, among other things, that the defendants intentionally and negligently made factual misrepresentations and fraudulently and negligently induced him to accept employment with us. On June 11, 2003, we filed a counterclaim with AAA seeking the repayment of loans (with interest) that we made to Mr. Ramirez while he was employed with us. We have completed interrogatories and document discovery and expect to begin deposition discovery in September 2005. We believe Mr. Ramirez's claims against us are baseless and we intend to defend against them vigorously.

Employees

              As of June 30, 2005 we had 300 full-time employees and 227 part-time employees, all located in the United States, including 363 in traffic incident information gathering, 56 in technology, 86 in sales and marketing and 22 in general administration. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

              Our principal executive offices are located in Wayne, Pennsylvania, where we lease approximately 34,600 square feet under a lease that expires in October 31, 2010. These offices are used for sales and marketing, back office processing, business development, storage of our equipment and technology, radio and television production and general corporate and finance activities. Our TIMS system, including computer equipment and database storage facilities, is located in a facility in Philadelphia, Pennsylvania under an agreement with Level 3 Communications. In addition, we lease operation/surveillance centers, broadcast studios and marketing and administrative offices in 21 locations across the United States consisting of over 44,500 square feet in the aggregate, pursuant to the terms of various lease agreements. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

MANAGEMENT

              Set forth below is certain information regarding our directors and executive officers.

Name	Age	Position
Robert N. Verratti	62	Chief Executive Officer and Director
David L. Jannetta	53	President and Director
Christopher M. Rothey	35	Chief Operating Officer
Andrew Maunder	48	Chief Financial Officer
Joseph A. Reed	40	Chief Information Officer
Mark J. DeNino	52	Chairman of the Board
John H. Josephson	44	Director
Samuel A. Plum	61	Director

              Set forth below is certain information regarding certain of our key employees.

Name	Age	Position
Michael Nappi	51	Senior Vice President, Business Development
William Powers	38	Senior Vice President, Sales
Peter Doyle	56	Senior Vice President, Media Affiliation
Brian Smyth	37	Senior Vice President, Software Development
Peter Menninger	44	Senior Vice President, Operations and Systems Architecture

              Provided below are biographies for each of our executive officers, directors and key employees listed in the tables above.

              Robert N. Verratti has served as our Chief Executive Officer and a director since October 2003. Prior to joining us, he was a Venture Partner and Managing Director at TL Ventures, a national venture capital firm that invests in software, information technology infrastructure and services, communications, semiconductor and biotechnology industries. He has served as Chief Executive Officer of e4L.Inc, a New York Stock Exchange listed infomercial company and a TL portfolio company; Total Care Systems, a group care living facilities provider; Great Western Cities, a land development subsidiary of Hunt International Resources; and Globe Ticket, a specialty printing company. He also serves on the boards of OE Waves, Inc., an oscillator technology company and eNom, Inc., a domain name registration company. He holds a B.S. in engineering from the United States Naval Academy and served as a nuclear-trained submarine officer in the U.S. Navy.

              David L. Jannetta is one of our co-founders and has served as our President and as one of our directors since inception. Prior to co-founding our company, he was a principal of The Jannetta Company, a consultant group and developer of government and private sector projects. He also served as Secretary of General Services for the Commonwealth of Pennsylvania with responsibilities in construction, central purchasing, real estate and maintenance programs. He currently serves on the board of directors of the Intelligent Transportation Society of America and is a member of the Congressional ITS Caucus Advisory Committee. He holds a B.S. in engineering from the U.S. Air Force Academy, an M.A.P. in Public Administration from Webster College, and an M.S. in Operations Management from the University of Arkansas.

              Christopher M. Rothey has served as our Chief Operating Officer since October 2003, previously serving as Product Marketing Director from May 2000 to September 2001, Vice President, Product Marketing from September 2001 to September 2002, and Senior Vice President, Strategy & Development from September 2002 to October 2003. Prior to joining us, Mr. Rothey served as a nuclear-trained submarine officer in the U.S. Navy. While a student at the University of Pennsylvania, Mr. Rothey and Michael D. Burns, another of our founders, designed a wireless traffic sensor system which evolved into the basis for our company. Mr. Rothey holds a B.S.E. in Finance from the Wharton School of the University of Pennsylvania and a B.S. in Electrical Engineering as well as a Masters in Electrical Engineering from the University of Pennsylvania.

              Andrew Maunder has served as our Chief Financial Officer since April 2005. Prior to joining us, in January 2003, he co-founded Kayak Interactive Corporation, a publisher of mobile games and a spinout of Valaran Corporation, a New Jersey-based software company. Mr. Maunder served as Chief Executive Officer of Kayak Interactive Corporation from January 2003 to August 2004, and as Chief Financial Officer from September 2004 until March 2005. He served as Chief Executive Officer of Valaran Corporation from May 2000 to October 2003. From September 1994 to December 1999, Mr. Maunder served as President and Chief Executive Officer of Telesciences Inc., a New Jersey-based telecommunications software company. Mr. Maunder currently is a member of the board of directors of Valaran Corporation. Mr. Maunder qualified as an accountant with the Chartered Institute of Management Accountants, studying at Thames Valley University, Slough, Bucks, England.

              Joseph A. Reed has served as our Chief Information Officer since January 2000 and is responsible for all of our information technology initiatives and operations and the deployment of our proprietary sensor network across the United States. He also is responsible for our traffic data gathering operations, which include radio and television studios, producers and talent. He brings us thirteen years of IT and operations experience. Prior to joining us, he was Principal Equivalent, Director of Internet Development at Towers Perrin, a global consulting firm and Senior Vice President, Electronic Brokerage at Reuters responsible for developing retail trading and information systems for large financial institutions. Mr. Reed holds a B.A. in Computer Science from Temple University.

              Mark J. DeNino has served as one of our directors since September 1998 and is the chairman of our board. In 1994, Mr. DeNino joined TL Ventures, a national venture capital firm that invests in software, information technology infrastructure and services, communications, semiconductor and biotechnology industries, as a Managing Director. During his tenure, Mr. DeNino has been extensively involved in the creation, incubation, development and consolidation of a number of information technology and communications companies. He is also the co-founder of, and senior advisor to, EnerTech Capital, a venture capital firm specializing in investment opportunities emerging from the reshaping and convergence of the energy, utility and telecommunications industries. Mr. DeNino is on the board of directors of a number of TL portfolio companies. Mr. DeNino has a B.S. degree in Finance and Accounting from Boston College and an M.B.A. from the Harvard Graduate School of Business Administration.

              John H. Josephson has served as one of our directors since September 2004. He has been employed since August 1987 by Allen & Company LLC, an investment bank, and its predecessor, presently as Managing Director. He is also a member of the board of directors of Sesac Holdings, Inc., an organization that licenses performance rights to copyrighted musical compositions to establishments such as cable and broadcast television networks and radio stations. He holds an A.B. in Economic History from Cornell University and an M.B.A. from the Harvard Graduate School of Business Administration.

              Samuel A. Plum has served as one of our directors since September 2004. Since 1996, he has served as General Partner of SCP Private Equity Partners, a private equity fund manager. From 1989 to 1993, he served as the president and chief executive officer of Charterhouse, Inc. and Charterhouse North American Securities, Inc., the U.S. based investment banking and brokerage firms of Charterhouse PLC, a London based merchant banking firm. From 1973 to 1989, he served in various capacities, including managing director and partner, in, respectively, PaineWebber, Inc. and its predecessor firm, Blyth Eastman Dillon & Co. Inc. He is currently a member of the board of directors of Index Stock Imagery, Inc., a provider of visual imagery to businesses and consumers;

Metallurg Holdings Inc., a holding company for Metallurg, Inc.; a leading international producer and seller of high quality metal alloys; Pentech Financial Services, Inc., an equipment financing company; Pac-West Telecomm, Inc., a telecommunications company and the Philadelphia Zoological Society. He holds a B.A. in American History from Harvard University and a M.B.A. from the Harvard Graduate School of Business Administration.

              Michael Nappi has served as our Senior Vice President of Business Development since September 2004. Prior to joining us, from November 2002 to January 2004, he was the Senior Vice President of Worldwide Sales & Business Development at Webraska, Inc., a worldwide provider of navigation solutions for wireless carriers and service providers. From May 1992 to February 2002, he was Vice President and General Manager of MapQuest.com, a worldwide provider of map and travel information. He holds both a B.S. in Biology and a B.A. in Geology from Kent State University.

              William Powers joined us in 1999 and has served as Senior Vice President of Sales since October 2003. Prior to joining us, from 1997 to 1999, he served as an account executive with Westwood One, Inc., a provider of news and entertainment programs to radio stations, in its Shadow Traffic Boston office. He also served as an account executive with American Radio Sports from 1996 to 1997.

              Peter Doyle has served as Senior Vice President, Media Affiliation, since March 2004. From February 1999 to February 2003 Mr. Doyle was President of Interep/Independents, an advertising sales and marketing company specializing in radio, the Internet and complementary media. From 1987 to 1998, he served as President of McGavren-Guild, the largest of the independent representative firms within Interep. He holds a B.A. in Political Science from Princeton University.

              Brian Smyth has served as our Senior Vice President of Software Development since January 2005 and is responsible for all software development initiatives. From March 2000 through January 2005, he was our Vice President of Software Development. From April 1998 through March 2000, he was Vice President, Component Development Manager of Bank One, leading a development team for Bank One's credit card middleware systems. From October 1994 through April 1998, Mr. Smyth was Senior Project Lead at Reuters Group Plc where he led development for Internet trading applications for large financial institutions. Other previous experience includes GE Aerospace/Martin Marietta and International Business Machines. He holds a B.S. in computer science from Pennsylvania State University.

              Peter Menninger has served as our Senior Vice President of Operations and Systems Architecture since January 2005 and is responsible for system design, network communications, broadcast engineering and daily operation of our production services. From March 2000 through January 2005, he was our Vice President of Operations and Systems Architecture. He brings us 17 years of systems operation and design experience. For the seven years prior to joining us, he was Vice President of Operations and System Architecture at Reuters Group Plc where he developed trading systems architectures for large financial institutions. Other previous experience includes the Philadelphia Stock Exchange, Unisys, CA Electronics, and XRT Inc. He holds a B.S. in computer information sciences from the University of Delaware.

Board of Directors

              Our board of directors currently consists of five members, elected pursuant to the terms of our certificate of incorporation and the Third Amended and Restated Stockholders' Agreement among us and certain of our stockholders. The terms of our stockholders agreement governing the election of directors terminate upon completion of this offering. We have three directors designated by our preferred stockholders and Robert Verratti is a designated director so long as he continues to hold his position as chief executive officer with us.

              Upon completion of this offering, our common stock will be quoted on The Nasdaq National Market and we will be subject to the rules of The Nasdaq National Market. These rules require that at least one member of our board of directors be "independent" as of the date of the offering, two members of our board of directors be independent by 90 days after the offering and a majority of our board of directors be independent by the first anniversary of the offering. We intend to comply with these requirements and we currently have one independent member of our board of directors, Mr. Plum.

              Upon completion of this offering, our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year.

  •
  Mr. Jannetta and Mr. DeNino will serve as Class I directors and their terms will expire at the 2006 annual meeting of our stockholders;

  •
  Mr. Josephson and Mr. Plum will serve as Class II directors and their terms will expire at the 2007 annual meeting of our stockholders; and

  •
  Mr. Verratti will serve as a Class III director and his term will expire at the 2008 annual meeting of our stockholders.

              The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon completion of this offering, our certificate of incorporation and bylaws will provide that the number of directors will be fixed at the discretion of the board.

Committees of the Board of Directors

              Our board of directors has established an audit committee, a compensation committee and a nominating committee as standing committees. Pursuant to our bylaws, our board of directors may from time to time establish other committees to facilitate the management of our business and operations.

Audit Committee

              Our audit committee currently consists of Mr. DeNino, Mr. Josephson and Mr. Plum, and upon completion of this offering, our audit committee will continue to consist of three members. Our board of directors has determined that one member of our audit committee, Mr. Plum, is independent under The Nasdaq National Market and SEC rules at the time of this offering. A majority of the members of the audit committee will be independent 90 days after this offering and all of the members of the audit committee will be independent by the first anniversary of this offering. Each member of our audit committee is financially literate. In addition, Mr. Plum, will serve as our audit committee "financial expert" within the meaning of Item 401(h) of Regulation S-K of the Securities Act. The board has determined that Mr. Plum has the financial sophistication required under The Nasdaq National Market rules. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and oversees the qualifications, independence and performance of our independent auditor. The audit committee has the sole direct responsibility for the selection, appointment, evaluation and retention of our independent auditor and for overseeing its work. All audit services and non-audit services to be provided to us by our independent auditor must be approved in advance by our audit committee. Ernst & Young LLP currently serves as our independent auditor. Our board of directors has adopted a written charter for the audit committee which will be available on our website following this offering.

Compensation Committee

              Our compensation committee currently consists of Mr. DeNino, Mr. Josephson and Mr. Plum, and upon completion of this offering, our compensation committee will consist of three members. Our board of directors has determined that one member of our compensation committee, Mr. Plum, will be independent under The Nasdaq National Market and SEC rules at the time of this offering. A majority of the members of the compensation committee will be independent 90 days after this offering and all of the members of the compensation committee will be independent by the first anniversary of this offering. Our compensation committee reviews and makes recommendations to our board of directors regarding the compensation and benefits of our executive officers and senior management, administers our stock incentive and employee stock purchase plans and reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans. Our board of directors has adopted a written charter for the compensation committee which will be available on our website following this offering.

Nominating Committee

              Upon the completion of this offering, our board of directors will have a nominating committee initially consisting of three members, Mr. DeNino, Mr. Josephson and Mr. Plum. Our board of directors has determined that one member of our nominating committee, Mr. Plum, will be independent under The Nasdaq National Market and SEC rules at the time of this offering. A majority of the members of the audit committee will be independent by 90 days after this offering and all of the members of the audit committee will be independent by the first anniversary of this offering. Our nominating committee will be responsible for soliciting, evaluating and recommending individuals for membership on our board of directors and overseeing evaluations of the board of directors, its members and committees of the board of directors. Our board of directors has adopted a written charter for the nominating committee which will be available on our website following this offering.

Compensation Committee Interlocks and Insider Participation

              The compensation levels of our executive officers are currently determined by our compensation committee as described above. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director and Executive Compensation

Director Compensation

              Prior to completion of this offering, we expect to adopt a policy that provides for the payment of customary compensation to each of our directors, other than those who are employed by us, as well as reimbursement of travel, lodging and other expenses related to their service on our board of directors.

Executive Compensation

              The following table shows all compensation provided for 2002, 2003 and 2004 to our chief executive officer and our other most highly compensated executive officers, whose aggregate salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 2004. We refer to them as the "named executive officers."

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary			Bonus		Other Annual Compensation	Restricted Stock Award			Securities Underlying Options	LTIP Payouts ($)	All Other Compensation
Robert N. Verratti(1) Chief Executive Officer	2002 2003 2004	$ $	— 65,444 300,000	(1)		— — —	— — —	$	— — 38,899	(3)	— — —	— — —	— — —
David L. Jannetta President	2002 2003 2004	$ $ $	185,000 185,000 185,000		$ $	— 16,200 16,200	— — —		— — —		— 1,173,000 1,600	— — —	— — —
Joseph A. Reed Chief Information Officer	2002 2003 2004	$ $ $	185,000 185,000 185,000			— — —	— — —		— — —		— — 179,000	— — —	— — —
Christopher M. Rothey Chief Operating Officer	2002 2003 2004	$ $ $	110,000 145,000 181,666(2)			— — —	— — —		— — —		— 176,000 200,000	— — —	— — —
Andrew Maunder(4) Chief Financial Officer

(1)
Mr. Verratti joined us in October 2003.

(2)
Mr. Rothey's base salary increased to $185,000 on February 1, 2004, following his promotion to Chief Operating Officer in October 2003.

(3)
At December 31, 2004, Mr. Verratti held 270,134 shares of restricted stock with a value of $32,416. Mr. Verratti's shares of restricted stock vest ratably on a monthly basis on the last day of each month starting on November 1, 2004. On August 23, 2005, the board of directors approved the immediate accelerated vesting of all remaining unvested shares of Mr. Verratti's restricted stock.

(4)
Andrew Maunder joined us as our Chief Financial Officer on April 25, 2005. He currently receives a $200,000 base salary.

STOCK OPTIONS

Option Grants in Last Fiscal Year

              The following table contains information concerning stock options granted during the fiscal year ended December 31, 2004 to the named executive officers.

Name	No. of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year 2004	Per Share Exercise Price	Expiration Date	Grant Date Present Value(2)
David L. Jannetta	1,600	0.2%	0.25	2014	$0.12
Christopher M. Rothey	200,000	24.5%	0.25	2014	$0.12

(1)
The options vest 25% after one year and 6.25% each fiscal quarter thereafter, and will be fully vested four years after the date of grant.

(2)
The grant date present value was calculated based on a "reassessed value" measure, which is the per share value of our common stock determined by us in hindsight solely for the purpose of financial accounting for employee stock-based compensation. The reassessed values were determined for accounting purposes based on a market approach. Under the market approach, we compared ourselves to a peer group and developed an estimated value for our common stock based on revenue multiples, since all other key financial measures were not relevant to us at the applicable dates. These reassessed values are inherently uncertain and highly subjective. If we had made different assumptions, our deferred stock-based compensation amount, stock-based compensation expense, net loss and net loss per share amounts could have been significantly different.

Aggregated Option Exercises During the Year Ended December 31 2004 and Year-End Option Values

              The following table contains information with respect to options exercised during 2004 and the value of unexercised options held as of December 31, 2004 for the named executive officers.

			Number of Securities Underlying Unexercised Options at December 31, 2004
					Value of Unexercised In-the-Money Options at December 31, 2004
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
David L. Jannetta	—	—	637,813	789,287	$
Joseph A. Reed	—	—	231,942	156,062
Christopher M. Rothey	—	—	95,001	326,459

Employment Agreements

              We have entered into employment agreements with our executive officers, the terms of which are summarized below.

Chief Executive Officer

              We entered into an employment agreement with Robert N. Verratti, our Chief Executive Officer, on October 1, 2004, pursuant to which he receives an annual base salary of $300,000. Under the agreement, Mr. Verratti also received a grant of 1,296,643 shares of common stock at a purchase price of $0.25 per share. Of these shares, 972,482 (or 75%) were fully vested immediately, and the remaining shares vest in 12 monthly installments beginning November 1, 2004. On August 23, 2005, the board of directors approved the immediate accelerated vesting of all remaining unvested shares of his restricted stock. On August 23, 2005, the board of directors also approved paying a bonus to Mr. Verratti in an amount to be determined by the board, to cover any tax liability that Mr. Verratti may incur under Section 83(b) of the Internal Revenue Code with respect to his restricted stock. If within four years from October 16, 2003, we (i) merge or consolidate with another company or (ii) issue or sell our securities or the securities of another entity that we spin off, or from which we split, and in which Mr. Verratti receives an equity interest, Mr. Verratti will be entitled to a bonus of 3% of the gross proceeds from such transaction less the value of, or consideration previously received from the sale of, his restricted stock or other equity interest received as a direct result of his ownership of the restricted stock. This bonus is capped at a fixed amount per year and will be forfeited if Mr. Verratti is terminated for cause. If Mr. Verratti is terminated without cause or voluntarily terminates employment with us, he will be entitled to this bonus.

President

              We entered into an employment agreement with David L. Jannetta, our President, as of October 7, 1999, pursuant to which Mr. Jannetta receives an annual base salary as determined by our board of directors. Mr. Jannetta's annual base salary currently is $200,000. If he is terminated without cause, Mr. Jannetta will be entitled to all compensation earned through the date of termination, and payments at the rate of his then base salary for a period of six months after termination. Mr. Jannetta will receive no compensation if he is terminated for cause or because of his voluntary termination. If Mr. Jannetta terminates his employment, he is prohibited from managing, advising or owning more than 1% of stock in a company that derives more than 10% of its business from collecting, managing and distributing real-time and historical traffic and logistics data for a period of two years after termination.

Chief Operating Officer

              We entered into an employment letter agreement with Christopher M. Rothey in March 9, 2000 under which he became our Product Marketing Director at a base salary of $90,000. Mr. Rothey was later promoted to serve as our Chief Operating Officer and receives an annual base salary of $200,000 in 2005. As part of the letter agreement, Mr. Rothey received a stock option to purchase 20,000 shares of our common stock at an exercise price of $1.33 per share, vesting in 16 equal quarterly installments over a four-year period.

Chief Financial Officer

              We entered into an employment letter agreement with Andrew P. Maunder, our Chief Financial Officer, in April 2005, pursuant to which Mr. Maunder receives an annual base salary of $200,000. As part of this agreement, Mr. Maunder received an option to purchase 175,000 shares of our common stock at an exercise price of $0.25 per share, with 25% vesting at the end of the first year, and vesting in 12 equal quarterly installments over a three-year period from April 2006. If there is a change of control, as defined, of our company on or before October 25, 2005, Mr. Maunder's stock option will vest 50%; however, this option will vest 100% if his employment is terminated, his compensation is reduced, or his duties or title is substantially reduced.

Chief Information Officer

              We entered into an employment letter agreement with Joseph A. Reed, our Chief Information Officer as of January 24, 2000. Mr. Reed receives an annual base salary of $200,000. As part of this agreement, Mr. Reed received an option to purchase 132,004 shares of our common stock at an exercise price of $0.50 per share, vesting in 16 equal quarterly installments over a four-year period.

Stock Option and Other Compensation Plans

              We have two equity incentive plans: our 1999 Long-Term Incentive Plan and our 1999 Non-Employee's Stock Plan. A total of 10,153,300 shares of our common stock has been reserved for issuance under the plans and, as of June 30, 2005, 122,154 shares remain eligible for the grant of awards under the plans.

1999 Long-Term Incentive Plan

              Our 1999 Long-Term Incentive Plan was adopted by our board of directors on May 11, 2000 and was subsequently approved by our stockholders. This plan provides for the grant of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock and awards in lieu of cash obligations, and other stock-based awards.

              Number of Shares of Common Stock Available under the Plan.    As of June 30, 2005, there were options to purchase 4,628,848 shares of common stock outstanding under this plan and options to purchase 1,745,586 shares had been exercised.

              Administration of the Plan.    The plan is administered by the compensation committee of the board of directors. The compensation committee has complete authority to select the persons to whom awards may be granted, and to determine the number, type, and value of awards. In granting performance-based awards, which are regulated by Section 162(m) of the Internal Revenue Code, the compensation committee is bound to follow established criteria. The compensation committee may not set the exercise price of an option lower than the fair market value of the stock on the date of the grant.

              Eligibility.    Participation in the plan is limited to our executive officers and other key employees. Persons who have been offered employment by us and persons employed by an entity that the compensation committee reasonably expects to become our subsidiary are also eligible (provided that the participant does, in fact, become an employee or the entity does become a subsidiary).

              Change in Control or Other Significant Event.    In the event of a change in control of our company, as defined, the compensation committee administering the plan may direct the successor entity to accelerate vesting in full or in part and cause outstanding options to be immediately exercisable, cause the restrictions on all outstanding restricted stock to immediately lapse and grant immediate payment of all awards for which value is deferred or performance-based. Any options granted to the chief executive officer or the other officers reporting directly to the chief executive officer shall accelerate in full if such officer's employment is terminated or his or her compensation is reduced, or his or her duties or title is substantially reduced, in any case within 12 months of a change of control, as defined. In the event of a dividend, distribution or other occurrence which dilutes or enlarges the rights of a plan participant, the compensation committee administering the plan shall adjust the award in a manner proportionate to the change of the award value.

              Term of the Plan.    The plan will terminate ten years after the date of its adoption, unless earlier terminated by the board of directors.

1999 Non-Employees' Stock Plan

              Our 1999 Non-Employees' Stock Plan was adopted by our board of directors on May 11, 2000 and was subsequently approved by our stockholders. This plan provides for the grant of stock options, shares or deferred shares in lieu of fees and restricted stock to eligible individuals. Stock options granted under this plan to non-employee directors will be exercisable in four equal annual installments, and options granted to any other service provider under this plan will be exercisable at the discretion of the compensation committee.

              Number of Shares of Common Stock Available under the Plan.    As of June 30, 2005, there were options to purchase 1,559,462 shares of our common stock outstanding under this plan, warrants to purchase 1,451,000 shares of our common stock outstanding under this plan and options to purchase 646,250 shares had been exercised.

              Administration of the Plan.    The plan is administered by the compensation committee. The compensation committee has complete authority to select the persons to whom awards may be granted, and to determine the number, type and value of awards. Any action by the board relating to this plan will be valid only if the action is approved by a majority of the directors who are not then eligible to participate in the plan.

              Eligibility.    Participation in the plan is limited to those individuals whom, on the date of issue of the award, are non-employee directors, advisers and consultants or other non-employee service providers.

              Change in Control or Other Significant Event.    Unless otherwise determined by the committee administering the plan, in the event of a change in control of our company, as defined, all outstanding options will become immediately exercisable. In the event of a dividend, distribution, or other occurrence which dilutes or enlarges the rights of a plan participant, the committee administering the plan shall adjust the award in a manner proportionate to the change of the award value.

              Term of the Plan.    The plan shall continue in effect until no shares remain available for issuance under the plan, and we and plan participants have no further rights or obligations under the plan.

401(k) Plan

              We have established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code of 1986, or the Code, to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. We have not made any matching contributions on behalf of eligible employees.

Limitations on Liability and Indemnification of Officers and Directors

              The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

              Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) and to carry directors' and officers' insurance providing indemnification for our directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification has been sought.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information as of August 1, 2005 with respect to the beneficial ownership of our common stock before and after the offering by:

  •
  each person who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors and executive officers, including Robert N. Verratti who is a selling stockholder; and

  •
  all of our directors and executive officers as a group.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After this Offering
			Shares Being Offered
	Number(2)	Percent		Number	Percent
Executive Officers and Directors(1)
Robert N. Verratti(3)	1,296,643	3.41%				%
David L. Jannetta(4)	2,537,517	6.51				%
Christopher M. Rothey(5)	572,901	1.50				%
Andrew Maunder	*	*				%
Joseph A. Reed (6)	279,506	*				%
Mark J. DeNino(7)	437,248	1.14				%
Samuel A. Plum	*	*				%
John H. Josephson	*	*
Directors and executive officers as a group (8 persons)(8)	5,123,815	12.91				%
						%
5% Stockholders(1)
Entities affiliated with TL Ventures(9)	22,842,990	56.92				%
Michael Burns(10)	2,935,059	7.48
National Electrical Benefit Fund(11)	2,649,926	6.88
Entities affiliated with PA Early Stage Partners, L.P.(12)	2,567,305	6.73				%
Convergence Capital(13)	2,120,631	5.51				%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each person named in the table below is c/o Traffic.com, Inc., 851 Duportail Road, Wayne, PA 19087.

(2)
The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, in this case on or before September 30, 2005. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest. Preferred shares are calculated on an as converted basis and warrants and options are on an as exercised basis. Each share of E, E-1 and F preferred stock is convertible into one share of common stock. Options and warrants are included if they vest within 60 days of August 1, 2005. Shares of Series F convertible preferred stock to be issued in

  September 2005 upon the closing of our Series F convertible financing are included in this table.

(3)
Mr. Verratti has granted the underwriter the right to purchase up to             shares of common stock within 30 days after the date of this prospectus to cover any over-allotments. Please see "Certain Relationships and Related Party Transactions" for a description of material relationships between us and this selling stockholder.

(4)
Includes 1,099,750 shares of common stock, 24,000 shares of Series F convertible preferred stock, 151,750 shares of common stock held in trust for the Jannetta children and 858,348 shares issuable on the exercise of vested options; 210,000 shares of common stock, 27,095 shares of Series E convertible preferred stock, 45,016 shares of Series F convertible preferred stock and 74,155 shares of common stock issuable on the exercise of warrants issued to Convergence Capital, L.P., and 28,790 shares of Series E convertible preferred stock issued and 18,613 shares of Series F convertible preferred stock to Convergence Capital II, L.P. According to information provided by Convergence Capital, L.P. and Convergence Capital II, L.P., Mr. Jannetta could be deemed to have shared voting and dispositive power of Convergence Capital, L.P. and Convergence Capital II, L.P.; however he disclaims beneficial ownership except to the extent of his indirect pecuniary interest therein.

(5)
Includes 5,000 shares of common stock and 198,630 shares issuable on the exercise of vested options; 58,000 shares of common stock, 7,483 shares of Series E convertible preferred stock, 12,433 shares of Series F convertible preferred stock and 20,482 shares of common stock issuable on the exercise of warrants issued to Convergence Capital, L.P.; and 164,513 Series E convertible preferred stock and 106,361 shares of Series F convertible preferred stock preferred stock issued to Convergence Capital II, L.P. According to information provided by Convergence Capital, L.P. and Convergence Capital II, L.P., Mr. Rothey could be deemed to have shared voting and dispositive power of Convergence Capital, L.P. and Convergence Capital II, L.P.; however he disclaims beneficial ownership except to the extent of his indirect pecuniary interest therein.

(6)
Includes 14,000 shares of common stock and 265,506 shares issuable on the exercise of vested options.

(7)
Includes 150,000 shares of common stock, 55,248 shares of Series F convertible preferred stock, 146,000 shares issuable on the exercise of warrants and 86,000 shares issuable on the exercise of options vested. According to information provided by TL Ventures, Mr. DeNino may be deemed with the other members or stockholders of the ultimate respective general partners of the funds to have shared voting and dispositive power over the shares of stock held by TL Ventures; however, he disclaims beneficial ownership of all shares except to the extent of his indirect pecuniary interest therein.

(8)
See notes 1 through 7 above.

(9)
Includes 40,258 shares of common stock, 2,427,337 shares of Series E convertible preferred stock, 1,331,848 shares of Series E-1 convertible preferred stock and 631,587 shares of common stock issuable on the exercise of warrants by owned by TL Ventures III L.P.; 8,427 shares of common stock, 508,097 shares of Series E convertible preferred stock, 278,786 shares of Series E-1 convertible preferred stock and 132,205 shares of common stock issuable on the exercise of warrants by owned by TL Ventures III Offshore L.P.; 1,315 shares of common stock, 79,258 shares of Series E convertible preferred stock, 43,488 shares of Series E-1 convertible preferred stock and 20,622 shares of common stock issuable on the exercise of warrants by owned by TL Ventures III Interfund L.P.; 48,712 shares of common stock, 8,056,023 shares of Series E convertible preferred stock, 4,420,236 shares of Series E-1 convertible preferred stock, 3,083,316 shares of Series F convertible preferred stock and 1,285,063 shares of common stock issuable on the exercise of warrants owned by TL Ventures IV L.P.; 1,288 shares of common stock, 212,883 shares of Series E convertible preferred stock, 116,805 shares of Series E-1 convertible preferred stock, 81,478 shares of Series F convertible preferred stock and 33,958 shares of common stock issuable on the exercise of warrants owned by TL Ventures IV Interfund L.P.

According to information provided by TL Ventures III Interfund L.P. and TL Ventures III L.P., TL Ventures III Manager LLC is a General Partner of TL Ventures III General Partner L.P., the General Partner of TL Ventures III Interfund L.P., and TL Ventures Management III L.P., the General Partner of TL Ventures III L.P. TL Ventures III Manager LLC's members are Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino and Christopher Moller and may be deemed to have shared voting and dispositive power over the shares held by those funds.

According to information provided by TL Ventures III Offshore L.P., TL Ventures III Offshore Ltd. is a General Partner of TL Ventures III Offshore Partners L.P., the General Partner of TL Ventures III Offshore L.P.. TL Ventures III Offshore Ltd.'s stockholders are Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino and Christopher Moller and may be deemed to have shared voting and dispositive power over the shares held by that fund.

TL Ventures III Manager LLC, TL Ventures III Offshore Ltd. and Mark J. DeNino disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

According to information provided by TL Ventures IV Interfund L.P. and TL Ventures IV L.P., TL Ventures IV LLC is a General Partner of TL Ventures IV Interfund L.P., and TL Ventures Management IV L.P., the General Partner of TL Ventures IV L.P. TL Ventures IV LLC's members are Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino and Christopher Moller.and may be deemed to have shared voting and dispositive power over the shares held by those funds.

TL Ventures IV LLC and Mark J. DeNino disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(10)
Includes 1,209,000 shares of common stock, 166,667 shares of Series F convertible preferred stock, 908,000 shares of common stock issuable on the exercise of a warrant, 227,500 shares of common stock issuable on the exercise of vested options; 210,000 shares of common stock, 27,095 shares of Series E convertible preferred stock, 45,016 shares of Series F convertible preferred stock and 74,155 shares of common stock issuable on the exercise of warrants held by Convergence Capital, L.P., and 41,072 shares of Series E convertible preferred stock and 26,554 shares of Series F preferred stock issued to Convergence Capital II, L.P. According to information provided by Convergence Capital L.P. and Convergence Capital II, L.P., Brenda Wilson, the wife of Mr. Burns could be deemed to share voting and dispositive power of the shares held by Convergence Capital L.P. and Convergence Capital II, L.P.; however she disclaims beneficial ownership of all shares except to the extent of her pecuniary interest therein.

(11)
Includes 1,840,094 shares of Series E convertible preferred stock, 334,832 shares of Series F convertible preferred stock and 475,000 shares of common stock issuable on the exercise of warrants by owned by National Electrical Benefit Fund and managed by Columbia Partners, LLC, Investment Management. According to information from Columbia Partners, LLC, Investment Management, Jason Crist and Christopher Doherty of Columbia Partners, LLC, Investment Management and Columbia Partners, LLC, Investment Management could be deemed to have shared voting and dispositive power of the shares held by National Electric Benefit Fund; however each person disclaims beneficial ownership of all shares except to the extent of his or her indirect pecuniary interest therein.

(12)
Includes 873,671 shares of common stock and 60,000 shares of common stock issuable on the exercise of a warrant held by Pennsylvania Early Stage Partners, L.P.; 330,000 shares of common stock held by PA Early Stage Partners II, L.P.; and 1,000,000 shares of Series E convertible preferred stock, 250,937 shares of Series F convertible preferred stock and 52,697 shares of common stock issuable on the exercise of a warrant held by PA Early Stage Partners III, L.P. The table does not include a new warrant issued in August 2005 for 200,000 shares of common stock in exchange for the previous warrant for 60,000 shares of common stock owned by Pennsylvania Early Stage Partners L.P. See "Certain Relationships and Related Party Transactions—Transactions with 5% or Greater Stockholders" for a description of the exchanged warrant. According to information received from Pennsylvania Early Stage Partners, L.P., the general partner of Pennsylvania Early Stage Partners, L.P. is PA-ESP Partners, L.P., which is managed by Pennsylvania Early Stage Partners GP, L.L.C. The members of Pennsylvania Early Stage Partners G.P., LLC are Michael G. Bolton, Robert M. McCord, Paul J. Schmitt and Safeguard Scientifics, Inc. Safeguard Scientifics, Inc. and Messrs Bolton, McCord and Schmitt could be deemed to have beneficial ownership of the shares held by Pennsylvania Early Stage Partners, L.P.; however each person or entity disclaims beneficial ownership of all shares except to the extent of his or its indirect pecuniary interest therein. According to information received from PA Early Stage Partners II, L.P., the general partner of PA Early Stage Partners II, L.P. is PA-ESP Partners II, L.P., which is managed by PA-ESP Partners G.P. II, LLC. The members of PA-ESP Partners G.P. II, LLC are Michael G. Bolton, Robert M. McCord, Paul J. Schmitt and Safeguard Scientifics, Inc. Safeguard Scientifics, Inc. and Messrs Bolton, McCord and Schmitt could be deemed to have shared voting and dispositive power of the shares held by PA Early Stage Partners II, L.P.; however each person or entity disclaims beneficial ownership of all shares except to the extent of his or its indirect pecuniary interest therein. According to information received from PA Early Stage Partners III, L.P., the general partner of PA Early Stage Partners III, L.P. is PA-ESP III G.P., L.P., the general partner of which is PA-ESP III Manager, LLC. The members of PA-ESP III Manager, LLC are Michael G. Bolton, Robert M. McCord and Paul J. Schmitt. Messrs Bolton, McCord and Schmitt could be deemed to have shared voting and dispositive power of the shares held by PA Early Stage Partners III, L.P.; however each person disclaims beneficial ownership of all shares except to the extent of his indirect pecuniary interest therein.

(13)
Includes 1,250,000 shares of common stock, 161,281 shares of Series E convertible preferred stock, 267,953 shares of Series F convertible preferred stock and 441,397 shares of common stock issuable by a warrant held by Convergence Capital, L.P. According to information provided by Convergence Capital L.P., the general partner of Convergence Capital L.P. is Convergence Capital Management, whose members include Brenda Wilson, David Jannetta and Christopher Rothey. Ms. Wilson and Messrs. Jannetta and Rothey could be deemed to have shared voting and dispositive power of the shares held by Convergence Capital, L.P.; however each person disclaims beneficial ownership of all shares except to the extent of his or her indirect pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indebtedness of Management

              On October 1, 2004, our chief executive officer, Robert N. Verratti, purchased 1,296,643 shares of our common stock in exchange for a $324,161 promissory note. This loan accrued interest at a rate of 4% per annum. On December 31, 2000, our president, David L. Jannetta, purchased 125,000 shares of our common stock in exchange for a $31,250 promissory note; on January 1, 2001, Mr. Jannetta purchased 12,500 shares of our common stock in exchange for a $16,625 promissory note; and on April 16, 2001, we made a loan of $93,484 to Mr. Jannetta. These loans accrued interest at the mid-term borrowing rate prescribed by the IRS, compounded annually. Mr. Verratti's loan was repaid in full, together with accrued interest thereon, on August 29, 2005.

Transactions with 5% or Greater Stockholders

              On December 31, 2000, Michael D. Burns, one of our founders and a greater-than-5% stockholder, purchased 250,000 shares of our common stock in exchange for a $62,500 promissory note; on January 1, 2001, Mr. Burns purchased 10,000 shares of our common stock in exchange for a $5,000 promissory note; and on April 16, 2001, we made a loan of $20,000 to Mr. Burns. These loans accrued interest at the mid-term borrowing rate prescribed by the IRS, compounded annually.

              On March 29, 2002, we entered into a senior secured credit agreement with PNC Bank, National Association, as agent for the various lenders. In April 2003, PNC Bank resigned as agent and Columbia Partners, LLC Investment Management, or Columbia, a greater-than-5% stockholder, was appointed successor agent. Pursuant to an amendment to the agreement dated April 22, 2005, our total borrowings under the agreement were extended from $19.4 million to $29.4 million.

              On March 31, 2003 and May 30, 2003, we sold an aggregate of 14,425,000 shares of our Series E convertible preferred stock at $2.00 per share for an aggregate purchase price of approximately $28.9 million which was paid by a combination of cash and cancellation of indebtedness. Purchasers of our Series E convertible preferred stock included TL Ventures, PA Early Stage Partners III, LP and Convergence Capital, L.P. As part of this transaction, these stockholders exchanged all outstanding shares of our Series A, B, C and D convertible preferred stock held by them into shares of Series E-1 convertible preferred stock or into common stock.

              In April 2005, in order to induce Columbia, as agent for the National Electrical Benefit Fund, or NEBF, to extend an additional $10.0 million in credit under our senior secured credit facility, TL Ventures, PA Early Stage III, L.P. and one of our other institutional investors, which we refer to as our guarantors, entered into a guarantee agreement with Columbia and NEBF. Pursuant to the guarantee agreement, they each severally agreed to guarantee repayment of NEBF's credit line up to an aggregate of $10.0 million under certain circumstances. The guarantee agreement terminates when we reach certain financial milestones, receive up to an aggregate of $10.0 million in equity financing or repay our indebtedness to NEBF. Upon the closing of the Series F financing, the guarantee will be terminated. As a further condition to the extension of the additional $10.0 million in credit by our guarantors, entered into an equity commitment letter with us, whereby they agreed to purchase up to an aggregate of $10.0 million of our Series F convertible preferred stock if we failed to comply with certain financial covenants in our senior secured credit facility. The equity commitment letter also granted to these stockholders the option to purchase up to an aggregate of $10.0 million of our Series F convertible preferred stock at any time beginning October 15, 2005 and ending April 15, 2006.

              On or before August 30 2005, we obtained irrevocable, binding commitments from existing stockholders to purchase 5,042,090 shares of our Series F convertible stock at $3.00 per share for an aggregate price of $15.1 million, which we refer to as the Series F financing. We expect the Series F financing to close in September 2005. Purchasers of our Series F convertible preferred stock will include Michael D. Burns, Convergence Capital, L.P., Mark DeNino, David L. Jannetta, NEBF, PA Early Stage Partners III, L.P. and various TL Ventures entities.

              Following our recapitalization and Series E convertible preferred stock financing in March 2003, Pennsylvania Early Stage Partners, L.P., or PAES, asserted that a warrant issued to it in April 1999 to purchase 300,000 shares of Series A convertible preferred stock at $1.00 per share entitled PAES to purchase 300,000 shares of our common stock following the recapitalization. We took the position that, following the recapitalization, PAES was entitled to a warrant for 60,000 shares of our common stock and offered to exchange the prior warrant for a warrant evidencing this number of shares at an exercise price of $0.25 per share. On August 24, 2005, we and PAES entered into a settlement agreement pursuant to which PAES' original warrant was terminated and exchanged for a warrant to purchase 200,000 shares of our common stock at an exercise price of $0.25 per share. Both parties signed mutual releases in connection with the resolution of this matter.

Investor Rights Agreement

              We have entered into a Third Amended and Restated Investors Rights Agreement with the purchasers of our outstanding preferred stock and certain individuals, including Mr. DeNino and Mr. Jannetta. See "Description of Securities — Registration Rights."

Transaction with Executive Officers

              On October 1, 2004, we entered into an employment agreement with Robert N. Verratti formalizing his appointment as our Chief Executive Officer. As part of this agreement, if, before October 16, 2007, we engage in a merger, consolidation, or issuance or sale of our securities, in which securities possessing more than 50% of the total combined voting power of our company are transferred, Mr. Verratti is entitled to a bonus of 3.0% of the gross proceeds from such transaction less the value of his restricted stock or other equity interest received as a direct result of his ownership of the restricted stock.

Transactions with Former Executive Officers

              We entered into an employment agreement with Douglas Alexander to be our Chief Executive Officer, as of January 1, 2003. As part of this agreement, if, before January 1, 2007, we engage in a merger, consolidation or issuance or sale of our securities, in which securities possessing more than 50% of our total combined voting power are transferred, Mr. Alexander will be entitled to a bonus of 1.83% of the net proceeds from any such transaction.

              On June 14, 2002, we entered into an employment agreement with Robert Pollan to be our Chief Financial Officer and Chief Operating Officer. As part of this agreement, if, before June 14, 2006, we engage in a merger, consolidation or issuance or sale of our securities, in which securities possessing more than 50% of our total combined voting power are transferred, Mr. Pollan will be entitled to a bonus of 1.87% of the net proceeds from any such transaction.

DESCRIPTION OF SECURITIES

              The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is anticipated to be in effect upon the closing of this offering. We also refer you to our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

              Our authorized capital stock consists of (i) 70 million shares of common stock, par value $0.01 per share, of which             shares are issued and outstanding, and (ii) 30 million shares of preferred stock, par value $0.01 per share, of which             shares are issued and outstanding. Immediately following the closing of this offering, there are expected to be             shares of common stock issued and outstanding (or             shares of common stock if the underwriter exercises its over-allotment option in full), and             shares of preferred stock issued and outstanding.

Common Stock

              Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

              Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Our senior secured credit facility and revolving credit facility impose restrictions on our ability to declare dividends on our common stock.

              Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

              Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

              Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Warrants

              In January 2001, we issued a warrant to purchase a total of 30,000 shares of our common stock to PNC Bank, National Association. The warrant has an exercise price of $8.00 per share and is exercisable at any time prior to its expiration on January 27, 2008.

              In March 2001, we issued a contingent warrant to purchase 100,000 shares of our common stock to Hearst Communications, Inc. The warrant has an exercise price of $11.27 per share and expires on March 16, 2011. A portion of the warrant would become vested and exerciseable based on our agreeing to contract terms on affiliation agreements with certain television stations owned by Hearst. During 2004, 40,000 shares became exercisable, and the time constraint to vest the remaining 60,000 shares lapsed.

              In April 2002, we issued warrants to purchase a total of 125,000 shares of our common stock to Potomac Technology Development, LLC. The warrants have an exercise price of $5.25 per share and are exercisable at any time prior to their expiration on April 17, 2009.

              In March 2003, in connection with our issuance of Series E and E-1 convertible preferred stock, we issued warrants to purchase a total of 1,950,226 shares of our common stock to TL Ventures III Interfund L.P., TL Ventures III Offshore L.P., TL Ventures III L.P., TL Ventures IV L.P., TL Ventures IV Interfund L.P. and Convergence Capital, L.P. The warrants have an exercise price of $0.25 per share and are exercisable at any time prior to their expiration on March 31, 2008.

              In July 2003, we issued warrants to purchase a total of 115,000 shares of our common stock to Peachtree Creek Business Group, Inc. and T. Williams Consulting, Inc. The warrants have an exercise price of $0.01 per share and are exercisable at any time prior to their expiration on July 31, 2008.

              In May 2003, we issued a warrant to purchase 236,213 shares of our common stock to ICG Holdings, Inc. The warrant has an exercise price of $0.25 per share and is exercisable at any time prior to its expiration on May 30, 2008.

              On December 7, 2003, we issued a warrant to purchase 100,000 shares of our Series E convertible preferred stock to Comerica Bank. The warrant has an exercise price of $2.00 per share and is exercisable at any time prior to its expiration on December 7, 2008. On July 8, 2004, we issued an additional warrant for the purchase of 25,000 shares of our Series E convertible preferred stock to Comerica Bank. The warrant has an exercise price of $2.00 per share and is exercisable at any prior to its expiration on July 8, 2009.

              In July 2003, we issued warrants to purchase 282,000 shares of common stock to Brian Malewicz, warrants to purchase 908,000 shares of common stock to Michael Burns and warrants to purchase 146,000 shares of common stock to Mark DeNino. The exercise price of these warrants is $0.25 per share and each is exercisable until expiration on June 30, 2008.

              In April 2005, we issued warrants to purchase a total of 1,050,000 shares of our common stock to National Electric Benefit Fund, TL Ventures IV Interfund L.P., TL Ventures IV L.P., PA Early Stage Partners III, L.P. and Safeguard Delaware, Inc. The warrants have an exercise price of $0.01 and are exercisable at any time prior to their expiration on April 22, 2010.

              In August 2005, we issued a warrant to purchase 200,000 shares of our common stock to PA Early Stage Partnerts III, L.P in exchange for a warrant that it held for the purchase of 60,000 shares of our common stock. The new warrant has an exercise price of $0.25 per share and is exercisable at any time prior to its expiration on March 31, 2008.

Registration Rights

              Pursuant to the terms of an April 2002 warrant to purchase shares of our common stock issued for the benefit of NEBF, in the name of Potomac Technology Development, LLC, and a January 2001 warrant to purchase shares of our common stock held by PNC Bank, NEBF and PNC Bank have customary piggyback registration rights with respect to the shares of common stock to be issued upon exercise of their warrants.

              Under our third amended and restated investor rights agreement, holders of our outstanding preferred stock that, upon closing of this offering, will convert into a total of                      shares of our common stock (including shares of our common stock issuable upon conversion of our Series F convertible preferred stock), and certain holders of                     shares of our common stock, are entitled to rights with respect to registration of their shares under the Securities Act. These holders are also entitled to registration rights with respect to                    shares of our common stock which are issuable upon the exercise of options and warrants with an average exercise price of                     . The following is a summary of the registration rights provided under the investor rights agreement.

Demand Registration

              Under the investor rights agreement, holders of at least a majority of the registrable securities held by holders of our preferred stock have the right to require that we register all or a portion of their shares. This right may be exercised at any time after the earlier of (a) 180 days after the effective date of the registration statement of which this prospectus forms a part and (b) March 31, 2006. We are only obligated to effect two registrations in response to these demand registration rights. We are not required to make any registration pursuant to the demand registration rights unless the request relates to at least 25% of the then outstanding shares of common entitled to demand registration rights and the shares to be registered have an anticipated aggregate offering price to the public of at least $5,000,000. We have the right to delay the registration temporarily if we certify that such a registration would be seriously detrimental to us and our stockholders. If the offering is underwritten, the underwriters have the right to limit the number of shares registered by these holders if the underwriters determine that marketing factors require it, provided that, the number may not be reduced below 25% of the amount requested to be registered. We generally must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration

              If we register any securities for public sale, any holders of shares of our common stock covered by the investor rights agreement have the right to receive notice and request that their shares be included in the registration. If the offering is underwritten, and the underwriters advise the company that marketing factors require a limitation of the number of shares to be underwritten, we have the right to limit the number of shares of included in the registration, provided that, the number may not be reduced to less than 25% of the shares being registered. We generally must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

Form S-3 Registration Rights

              If we are eligible to file a registration statement on Form S-3, any holder of shares of our common stock covered by the investor rights agreement can request that we register their shares, provided that the reasonably anticipated aggregate offering price must be at least $1,000,000 and we are not required to effect more than one such registration every twelve months. We have the right to delay the registration temporarily if we certify that such a registration would be seriously detrimental to us and our stockholders. We generally must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these Form S-3 registration rights.

Authorized but Unissued Capital Stock

              The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

              One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

              We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

  •
  upon closing of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

              "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Transfer Agent and Registrar

              Upon the closing of this offering, StockTrans, Inc. will be the transfer agent and registrar for our common stock.

Listing

              We propose to list our common stock on The Nasdaq National Market, subject to official notice of issuance, under the symbol "TRFC."

SHARES ELIGIBLE FOR FUTURE SALE

General

              Prior to this offering, there has not been any public trading market for our common stock, and we cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

              Upon the closing of the offering, we will have a total of             million shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold in compliance with the limitations of Rule 144 described below. The remaining             million shares of our common stock outstanding will be "restricted securities," as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

              Subject to the provisions of Rules 144 and 144(k), additional shares of our common stock will be available for sale in the public market under exemptions from the registration requirements as follows:

Rule 144

              In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of:

    •
    1% of the then outstanding shares of common stock, which is approximately             shares as of the date of this prospectus; and

    •
    the average weekly trading volume on The Nasdaq National Market during the four calendar weeks preceding each such sale, subject to restrictions.

              Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

              In addition, under Rule 144(k), a person who is not and has not been our affiliate at any time during the 90 days preceding a sale and at least two years have elapsed since the shares were acquired from us or any affiliate of ours, is entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Lock-Up Agreements

              We have agreed with WR Hambrecht + Co that we will not, without the prior written consent of WR Hambrecht + Co, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plans, and issue shares of common stock upon the exercise of outstanding options, warrants and automatic conversion of our convertible preferred stock.

              Our executive officers and directors and holders of substantially all of our shares of common stock have agreed, subject to certain exceptions, that they will not, without the prior written consent of WR Hambrecht + Co, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any shares of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, except that nothing will prevent any of them from exercising outstanding options and warrants, provided that the underlying shares of common stock are subject to the lock-up period.

PLAN OF DISTRIBUTION

              In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC, and us, the underwriter named below has agreed to purchase from us that number of shares of common stock set forth opposite the underwriter's name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Underwriter	Number of Shares
WR Hambrecht + Co, LLC
Total

              The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriter is committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

              The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $                    per share. The underwriter may allow, and dealers may reallow, a concession not to exceed $                    per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriter is left with shares that successful bidders have failed to pay for, the underwriter may sell those shares at a different price and with different selling terms.

              The following table shows the per share and total underwriting discount to be paid to the underwriter by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriter, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise		Full Exercise
Public offering price	$	$		$
Underwriting discount	$	$		$
Proceeds, before expenses, to us	$	$		$
Proceeds, before expenses, to the selling stockholders	$		—	$

              We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, will be approximately $                                 . These fees and expenses are payable entirely by us. An electronic prospectus is available on the Web site maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

              The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions "— Determination of Public Offering Price" and "— Allocation of Shares," the public offering price and the allocation of shares are determined by an auction conducted by the underwriter and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

              The following describes how the underwriter and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

              Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriter and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

              The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriter or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

              Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriter and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriter and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

              After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriter or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.

Reconfirmation of Bids

              The underwriter will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

  •
  More than 15 business days have elapsed since the bidder submitted its bid in the offering;

  •
  There is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriter; or

  •
  The initial public offering price is more than 20% above the high end of the price range or more than 20% below the low end of the price range. In this event, the underwriter will circulate a revised preliminary prospectus with its request for reconfirmation.

              If a reconfirmation of bids is required, the underwriter will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriter or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriter will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriter may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

              If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriter or participating dealers will:

  •
  Provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

  •
  Issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

  •
  Send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

              In these situations, the underwriter could accept an investor's bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriter may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing

              The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on The Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a posteffective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

              Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriter or a participating dealer.

              Following the closing of the auction, the underwriter determines the highest price at which all of the shares offered, including shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors. This price, which is called the "clearing price,"

is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in "— Determination of Public Offering Price" below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

              You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriter will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriter will not cancel or reject a valid bid after the notices of acceptance have been sent.

              Once the auction closes and a clearing price is set as described below, the underwriter or a participating dealer accept the bids from those bidders whose bids are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor's bid, as described in "— Allocation of Shares" below.

Determination of Public Offering Price

              The public offering price for this offering is ultimately determined by negotiation between the underwriter and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriter and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

              The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriter's over-allotment option are used to calculate the clearing price whether or not the option is actually exercised. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.

              Depending on the outcome of negotiations between the underwriter and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriter's assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriter and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriter and we may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The underwriter and we may also lower the public offering price to create a more stable post-offering trading price for our shares.

              The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriter and we are not able to reach agreement on the public offering price, then the underwriter and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

              The following simplified example illustrates how the public offering price is determined through the auction process:

              Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriter, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.

              The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

              Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriter.

              If the public offering price is the same as the $8.00 per share clearing price, the underwriter would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

              If the public offering price is $7.00 per share, the underwriter would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

              As described in "— Allocation of Shares" below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

              The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

				Auction Results
	Bid Information
					Approximate Allocated Requested Shares
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated		Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75%	$8.00	$5,600
	100	1,100	$9.00	100	75%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares

              Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

              Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

  •
  Any bid with a price below the public offering price is allocated no shares.

  •
  The pro rata percentage is determined by dividing the number of shares offered (including the over-allotment option, if exercised) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

  •
  All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

  •
  The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

  •
  The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

  •
  Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

              If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

Initial Public Offering of Company X

	Initial Bid	Pro Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

              Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriter or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co's customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriter reserves the right, in its sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder's intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder's creditworthiness based solely on the bidder's history with the underwriter or participating dealer. The underwriter has also rejected or reduced bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriter or a participating dealer while another bidder's identical bid is accepted.

The Closing of the Auction and Allocation of Shares

              The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriter on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The                  shares offered by this prospectus, or                   shares if the underwriter's over-allotment option is exercised in full, will be purchased from us and, in the case of an exercise of the over-allotment option, the selling stockholders by the underwriter and sold through the underwriter and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

              The underwriter or a participating dealer will notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.

              Each participating dealer has agreed with the underwriter to sell the shares it purchases from the underwriter in accordance with the auction process described above, unless the underwriter otherwise consents. The underwriter does not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriter reserves the right, in its sole discretion, to reject or reduce any bids that it deems manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriter or participating dealers based on eligibility or creditworthiness criteria. Once the underwriter has accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in "— Allocation of Shares" above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriter or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

              Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

              Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

              We have granted the underwriter the right to purchase up to                  additional shares, and the selling stockholders have granted the underwriter the right to purchase additional shares, at the offering price set forth on the front page of this prospectus less the underwriting discounts and commissions within 30 days after the date of this prospectus, in each case to cover any over-allotments. If the over-allotment option is not exercised in full, it will be exercised on a pro rata basis from us and the selling stockholders based on the foregoing respective allocations. To the extent that the underwriter exercises this option, it will have a firm commitment to purchase the additional shares and we and the selling stockholders will be obligated to sell the additional shares to the underwriter. The underwriter may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-Up Agreements

              We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our stock plans. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

              The holders of approximately             % of our capital stock, options and warrants, including each of our directors and executive officers, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) transfers or distributions of shares of our common stock acquired from the underwriter in this offering, (b) transfers or distributions of shares of our common stock acquired in open market transactions after the completion of this offering, (c) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts, (d) transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms, or (e) distributions of shares of our common stock or any security convertible into our common stock to the partners, members or stockholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (c) through (e) above, the transferees, donees or distributees agree to be bound by the foregoing terms and the transferor, donor or distributor would not be required to, or voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.

              There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.

Short Sales, Stabilizing Transactions and Penalty Bids

              In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriter would be made at the public offering price. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriter's option to purchase additional shares from us in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriter's over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. To the extent that the underwriter engages in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of this offering.

              The underwriter may also impose a penalty bid. This occurs when a particular dealer or underwriter repays to the underwriter a portion of the underwriting discount or selling concession received by it because the underwriter has repurchased shares sold by or for the account of the dealer or underwriter in stabilizing or short covering transactions.

              These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriter may discontinue them at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

              WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. However, it is not obligated to do so and may discontinue any market making at any time.

Indemnity

              The underwriting agreement provides that we and the underwriter have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

              The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Covington & Burling, New York, New York, and for the underwriter by Morrison & Foerster LLP, New York, New York.

EXPERTS

              Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement.

              We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (www.sec.gov).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TRAFFIC.COM, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Traffic.com, Inc.

              We have audited the accompanying consolidated balance sheets of Traffic.com, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Traffic.com, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Philadelphia, PA

March 11, 2005, except for Note 5, paragraph 6 and 12 of Note 6, and paragraph 6 of Note 12 as to which the date is April 22, 2005

Traffic.com, Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)

			As of June 30, 2005
	December 31,
				Pro Forma
	2003	2004	Actual
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,999	$4,898	$4,793
Accounts receivable, net of allowance of $989, $950 and $968 at December 31, 2003, 2004 and June 30, 2005	11,022	9,859	11,522
Government services receivables	905	1,501	2,195
Other current assets	685	1,323	855

Total current assets	21,611	17,581	19,365
Property and equipment, net	5,548	9,271	13,031
Deferred financing fees	3,253	98	1,882
Restricted cash	961	1,002	803
Other long-term assets	120	164	206

Total assets	$31,493	$28,116	$35,287

Liabilities, redeemable convertible preferred stock, and stockholders' deficit
Current liabilities:
Accounts payable	$1,871	$2,496	$1,435
Accrued station compensation	4,330	3,321	3,138
Accrued legal settlements	—	—	2,131
Other accrued expenses	2,095	1,665	3,085
Revolving credit facility	4,000	810	—
Current portion of deferred revenue	1,091	3,033	4,467
Current portion of deferred license fees	—	400	1,069
Current maturities of long-term debt	62	33	—

Total current liabilities	13,449	11,758	15,325
Senior secured credit facility and accrued interest	24,850	23,744	35,698
Deferred revenue	4,772	10,046	10,557
Deferred license fees	—	9,170	9,939
Long-term debt	35	—	—

	43,106	54,718	71,519

Redeemable convertible preferred stock, $0.01 par value:
Series E; 18,000,000 shares authorized and 16,265,094 issued and outstanding at December 31, 2003, 2004 and June 30, 2005, no shares issued and outstanding pro forma; liquidation preference of $65,060 at December 31, 2003, 2004 and June 30, 2005	32,530	32,530	32,530	—
Series E-1; 6,419,811 shares authorized issued and outstanding at December 31, 2003, 2004 and June 30, 2005, no shares issued and outstanding pro forma; liquidation preference of $10,600, $11,448, and $11,897 at December 31, 2003, 2004, and June 30, 2005	15,276	15,276	15,276	—

	47,806	47,806	47,806	—

Stockholders' deficit:
Common stock, $0.01 par value, 62,864,839 shares authorized and 8,896,665, 10,281,190, and 10,297,273 shares issued and outstanding at December 31, 2003, 2004, and June 30, 2005; 32,982,178 shares outstanding pro forma	54	68	68	295
Additional paid-in capital	40,099	40,618	43,046	90,625
Notes receivable from stockholders	(181)	(505)	(505)	(505)
Deferred stock-based compensation	—	—	(694)	(694)
Accumulated deficit	(99,391)	(114,589)	(125,953)	(125,953)

Total stockholders' deficit	(59,419)	(74,408)	(84,038)	(36,232)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$31,493	$28,116	$35,287

See accompanying notes.

Traffic.com, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Advertising	$24,068	$36,045	$39,449	$19,173	$19,507
Traffic data services	2,360	1,655	4,698	1,967	3,486
License agreement	2,055	750	—	—	—

	28,483	38,450	44,147	21,140	22,993
Operating expenses:
Media inventory	17,847	19,357	18,869	9,691	8,206
Technology	4,405	4,149	4,501	2,109	2,088
Sales and marketing	9,524	14,086	12,032	6,204	7,312
Traffic data collection	10,805	10,918	13,286	6,310	7,982
General and administrative	6,060	6,402	7,229	3,808	5,956
License agreement	2,055	750	—	—	—

	50,696	55,662	55,917	28,122	31,544

Loss from operations	(22,213)	(17,212)	(11,770)	(6,982)	(8,551)
Interest income (expense), net	(5,052)	(4,151)	(3,428)	(1,663)	(2,813)

Net loss	$(27,265)	$(21,363)	$(15,198)	$(8,645)	$(11,364)

Accretion on reedemable convertible preferred stock	(2,930)	(740)	—	—	—

Net loss attributable to common stockholders	$(30,195)	$(22,103)	$(15,198)	$(8,645)	$(11,364)

Net loss attributable to common stockholders per share:
Basic and diluted	$(5.33)	$(2.76)	$(1.70)	$(0.97)	$(1.13)
Pro forma (unaudited)			$(0.48)		$(0.35)
Shares used in per share calculation:
Basic and diluted	5,669	8,012	8,947	8,907	10,068
Pro forma (unaudited)			31,632		32,753

See accompanying notes.

Traffic.com, Inc.
Consolidated Statements of Stockholders' Deficit
(in thousands, except per share amounts)

	Common Stock
				Notes Receivable from Stockholders
	Shares	Par Value	Additional Paid-in Capital		Deferred Stock-Based Compensation	Accumulated Deficit	Total
Balance at December 31, 2001	5,663,149	$22	$—	$(229)	$—	$(48,119)	$(48,326)
Exercise of common stock options	30,961	—	40	—	—	—	40
Default of notes receivable issued for stock option exercise	(75,000)	(1)	(99)	100	—	—	—
Stock based compensation related to stock options granted to non-employees	—	—	345	—	—	—	345
Preferred stock accretion	—	—	(286)	—	—	(2,644)	(2,930)
Net loss	—	—	—	—	—	(27,265)	(27,265)

Balance at December 31, 2002	5,619,110	21	—	(129)	—	(78,028)	(78,136)
Exercise of common stock options	122,118	1	87	(52)	—	—	36
Conversion of preferred stock	3,155,437	32	14,914	—	—	—	14,946
Tender offer for Series D Preferred Stock	—	—	25,444	—	—	—	25,444
Stock based compensation related to stock options granted to non-employees	—	—	319	—	—	—	319
Issuance of common stock warrants	—	—	75	—	—	—	75
Preferred stock accretion	—	—	(740)	—	—	—	(740)
Net loss	—	—	—	—	—	(21,363)	(21,363)

Balance at December 31, 2003	8,896,665	54	40,099	(181)	—	(99,391)	(59,419)
Exercise of common stock options	1,384,525	14	519	(324)	—	—	209
Net loss	—	—	—	—	—	(15,198)	(15,198)

Balance at December 31, 2004	10,281,190	68	40,618	(505)	—	(114,589)	(74,408)
Exercise of common stock options (unaudited)	16,083	—	8	—	—	—	8
Issuance of common stock warrants (unaudited)	—	—	1,711	—	—	—	1,711
Deferred stock-based compensation related to employee stock options (unaudited)	—	—	709	—	(709)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	15	—	15
Net loss (unaudited)	—	—	—	—	—	(11,364)	(11,364)

Balance at June 30, 2005 (unaudited)	10,297,273	$68	$43,046	$(505)	$(694)	$(125,953)	$(84,038)

See accompanying notes.

Traffic.com, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net loss	$(27,265)	$(21,363)	$(15,198)	$(8,645)	$(11,364)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	4,508	3,590	2,498	1,395	1,725
Amortization of deferred financing fees and intangible assets	440	2,233	3,330	3,236	275
Stock based compensation expense	345	319	—	—	15
Provision for bad debts	550	250	78	80	40
Changes in assets and liabilities:
Restricted cash	33	(456)	(41)	(24)	199
Accounts and USDOT contract receivable	(1,363)	(5,686)	489	(674)	(2,397)
Other assets	(465)	(696)	(857)	(855)	306
Accounts payable and accrued expenses	5,524	2,483	(1,920)	(1,508)	2,130
Accrued legal settlements	—	—	—	—	2,131
Deferred revenue	(1,252)	3,997	7,216	2,447	1,945
Deferred license agreement	10,400	(10,000)	9,570	4,753	1,438

Net cash provided by (used in) operating activities	(8,545)	(25,329)	5,165	205	(3,557)

Investing activities
Purchases of property and equipment	(903)	(3,740)	(6,221)	(2,964)	(5,485)
Purchases of marketable securities	(26,150)	(7,512)	—	—	—
Sales and maturities of marketable securities	15,825	17,837	—	—	—

Net cash provided by (used in) investing activities	(11,228)	6,585	(6,221)	(2,964)	(5,485)

Financing activities
Proceeds from the sale of Series E Preferred Stock	—	27,487	—	—	—
Borrowings under the senior secured credit facility, net of fees	18,780	—	—	—	9,773
Net proceeds from (payments of) the revolving
credit facility	—	4,000	(3,190)	(2,299)	(810)
Proceeds from the exercise of common stock options	40	36	209	11	8
Payments made to repurchase Series D Preferred Stock	—	(9,359)	—	—	—
Payment on long-term debt	(54)	(57)	(64)	(32)	(34)

Net cash provided by (used in) financing activities	18,766	22,107	(3,045)	(2,320)	8,937

Net increase (decrease) in cash and cash equivalents	(1,007)	3,363	(4,101)	(5,079)	(105)
Cash and cash equivalents at beginning of year	6,643	5,636	8,999	8,999	4,898

Cash and cash equivalents at end of year	$5,636	$8,999	$4,898	$3,920	$4,793

Supplemental cash flow disclosures
Accretion of preferred stock	$2,930	$740	$—	$—	$—
Cash paid for interest	340	913	978	679	639

See accompanying notes.

Traffic.com, Inc.

Notes to Consolidated Financial Statements Notes to Consolidated Financial Statements (Information as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 is unaudited)

1.    Organization

            Traffic.com, Inc. (the "Company"), formerly known as Mobility Technologies, Inc., is deploying a nationwide traffic and logistics data collection network and a proprietary Traffic Information Management System ("TIMS") with the goal of becoming the nation's premier provider of real-time digital predictive traffic and logistics information for businesses, consumers, and government agencies. The Company's plans call for building a network of wireless sensors (the "digital sensor network") and integrating government agency sensors along major highways in over 40 of the largest metropolitan areas in the United States. The digital sensor network collects vehicle counts, vehicle speeds, classification (car or truck), and roadway density and transmits the data every 60 seconds over a wireless network to TIMS. The Company has completed its digital sensor network and received system acceptance from the relevant transportation agencies in Boston, Chicago, Philadelphia, Pittsburgh, Providence and Tampa. The Company is collecting data from sensor networks that it is in the process of constructing in Los Angeles, Phoenix, San Diego, San Francisco, St. Louis and Washington, DC. The Company is under contract to deploy its sensor network in Baltimore, Detroit, Oklahoma City, and Seattle. The Company's data collection network also includes state agency data and traditional traffic event and incident information with operations currently in 24 cities, utilizing scanners, cameras, vehicles, and aircraft. The Company's revenue opportunities include traditional broadcast (radio, TV) and new media (cable, Internet, mobile wireless, and satellite radio), logistics and fleet management, mobile workforce professionals, telematics (in-vehicle units), and government agencies.

Contract with United States Department of Transportation

              In 1999, the Company, as principal subcontractor, was awarded a subcontract with the U.S. Department of Transportation (USDOT) under the provisions of the 1998 Transportation Equity Act for the 21st Century ("TEA 21") as authorized by the United States Congress. TEA 21 authorizes federal funds to enable the Company to deploy an intelligent transportation infrastructure system (the digital sensor network) to collect, integrate, and distribute real-time traffic data. TEA 21 allocated $2 million of federal funds per metropolitan area and requires a $0.5 million non-federal match. The first task order awarded to the Company allocated $4 million to begin the deployment of such systems in two metropolitan areas — Pittsburgh and Philadelphia.

              Under the terms of the subcontract, the Company, during installation of its digital sensor network and upon completion of specified milestones, is paid approximately $1.9 million, or 95% of the $2.0 million received by the prime contractor, per metropolitan area for providing data to the various federal and state agencies for noncommercial purposes such as research, planning, and congestion management. The Company retains the ability to market the data for commercial purposes and has committed to share up to 10% of certain revenues with state and local departments of transportation for reinvesting and enhancing the system. The Company owns and is responsible for deploying, operating, and maintaining the digital sensor network without future government funding beyond the initial payments above.

              Following the successful completion of the Pittsburgh and Philadelphia systems, the Company was awarded a second task order that authorizes an additional $50 million to continue the deployment in twenty-five more metropolitan areas. Recent federal legislation (SAFETEA-LU) reauthorizes the program and makes additional cities eligible for the program.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

              The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable allowance, useful lives of long lived assets, the value of common stock for the purpose of determining stock-based compensation, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities.

              The Company has granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting for stock-based compensation, management has applied hindsight within each year to arrive at reassessed values for the shares underlying the options. These reassessed values were determined based on a number of factors, including input from advisors, the Company's historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The reassessed values were used to determine the amount of stock-based compensation recognized related to stock option grants to employees and non-employees and the amount of expense related to stock warrants issued to third parties.

Unaudited Interim Financial Information

              The accompanying unaudited interim consolidated balance sheet as of June 30, 2005, the consolidated statements of operations for the six months ended June 30, 2004 and 2005, the consolidated statements of cash flows for the six months ended June 30, 2004 and 2005 and the consolidated statement of stockholders' deficit for the six months ended June 30, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position at June 30, 2005 and its results of operations and its cash flows for the six months ended June 30, 2004 and 2005. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005. All references in the notes to the consolidated financial statements to June 30, 2004 and 2005 are unaudited.

Revenue Recognition and Related Cost of Sales

Advertising

              Since inception, the majority of the Company's revenues have been derived from the sale of advertising on radio and television stations. The Company receives airtime inventory from radio and television stations in exchange for traffic information and services. The Company purchases additional airtime inventory for cash. The Company employs a sales force to sell advertisements on the acquired airtime. Revenue is recognized when the advertisements are aired.

Traffic Data Services

              The Company has entered into contracts with certain customers whereby the Company provides traffic data in exchange for cash. Some arrangements have included fees paid to the Company for exclusive access to the Company's data for specified purposes. The Company recognizes revenue from these sources during the period in which the services are performed. In addition, certain agreements have provided the Company with payments in advance of future revenues. In those instances, the Company records the receipt of cash as deferred license fees on the balance sheet. The Company's traffic data services agreements may include multiple components to the agreement including advertising, traffic data licensing, and exclusivity fees. The Company recognizes the revenue associated with each component of the multiple element arrangement based on the relative fair values of each component. If fair value of each component cannot be determined, the appropriate recognition of revenue is then determined for those combined deliverables as a single unit of accounting.

              The Company receives cash payments based on the achievement of certain milestones, as defined in the USDOT subcontract, in deploying its digital sensor network. Generally, all funds are received upon complete installation of the system and proof of operability. The invoicing of achieved milestones is recorded as deferred revenue. Deferred revenue is recognized as revenue beginning with the Company providing data, per the contract terms, to the federal and local departments of transportation, and amortization occurs over the periods and in proportion to which depreciation on the constructed assets is charged to operations — generally three years. Revenue recognized was $1.6 million, $1.4 million, and $2.2 million for 2002, 2003, and 2004, respectively, and $0.9 million and $2.0 million for the six month periods ended June 30, 2004 and 2005, respectively.

License Agreement

              See Note 7 for accounting treatment of our former License Agreement.

Certain Risks and Concentrations

              The Company's revenues are principally derived from advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely affect the Company's operating results.

              Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivable. At December 31, 2003 and 2004 and June 30, 2005, respectively, the Company had $4.5 million,

$5.6 million, and $5.2 million on deposit with a financial institution and its related investment funds. The amounts held by that institution are insured up to the full net value of the investments. Accounts receivable are typically unsecured and are derived from revenues earned from customers located in the U.S.

Cash and Cash Equivalents

              Cash and cash equivalents represent cash and highly liquid short-term investments with original maturities of three months or less.

Restricted Cash

              Restricted cash represents cash and cash equivalents restricted for standby letters of credit supporting long-term facility leases and escrow agreements.

Accounts Receivable

              Accounts receivables are recorded at the invoice amount and are not interest bearing. The Company performs credit evaluations of its new customers and generally requires no collateral. The Company provides for losses from uncollectible accounts based on analyzing historical data and current trends and such losses have historically not exceeded management's expectations. Past due or delinquency status is based on contractual terms. Past due amounts are written off against the allowance for doubtful accounts when collection is deemed unlikely and all collection efforts have ceased.

Property and Equipment

              Property and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The Company reviews the carrying value of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the future discounted cash flows compared to the carrying amount of the asset.

              The Company capitalizes software development and acquisition costs in accordance with Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The costs of internally developed software are expensed unless incurred during the application development stage. Software development costs capitalized during the application development stage are included in property and equipment and depreciated on a straight-line basis over three years, which is the estimated useful life. Capitalized software costs were $0.2 million at December 31, 2003 and 2004 and $0.8 million at June 30, 2005, net of accumulated depreciation of $0.9 million at December 31, 2003 and 2004 and $1.0 million at June 30, 2005.

Deferred Financing Fees

              Financing costs, including legal fees, the fair value of equity instruments, and lender fees associated with the issuance of debt have been capitalized as deferred financing costs in the accompanying balance sheets and are being amortized to interest expense over the terms of the related debt.

              Total amortization of deferred financing fees on the senior secured credit facility was $0.4 million, $2.2 million and $3.3 million in 2002, 2003 and 2004, respectively, and $3.2 million and $0.3 million for the six month period ended June 30, 2004 and 2005, respectively. Total amortization of deferred financing fees on the revolving credit facility was $0.1 million in 2004.

Research and Development Expenses

              Research and development expenses included in technology expenses were $0.7 million in 2002 and 2003, $0.9 million in 2004, and $0.4 million for the six months ended June 30, 2004 and 2005.

Redeemable Convertible Preferred Stock

              Redeemable Convertible Preferred Stock is recorded at its redemption value, which equals the original purchase price.

Income Taxes

              The Company accounts for income taxes in accordance with the liability method, which requires the establishment of a deferred tax asset or liability to reflect the net tax effects of temporary differences between tax carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year. If necessary, the Company will establish a valuation allowance to reduce any deferred tax asset to an amount which will, more likely than not, be realized.

Comprehensive Net Income (Loss)

              There were no differences between net loss and comprehensive net loss for the six months ended June 30, 2004 and 2005 and for the years ended December 31, 2002, 2003, and 2004.

Unaudited Pro Forma Financial Information

              The unaudited pro forma balance sheet information as of June 30, 2005 gives effect to the conversion of the Series E and Series E-1 Convertible Preferred Stock as if it occurred on June 30, 2005. See Note 17 for information regarding preferred stock sales after June 30, 2005, which are not reflected in the unaudited pro forma balance sheet on page F-3. The unaudited pro forma consolidated statement of operations information for the year ended December 31, 2004 and the six months ended June 30, 2005 gives effect to the conversion of the Series E and Series E-1 convertible preferred stock as if it occurred at the beginning of each respective period. The pro forma net loss attributable to common stockholders per common share is computed using the pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average common shares outstanding assume the conversion of the Series E and E-1 Convertible Preferred Stock into common stock as of the beginning of the periods presented.

Basic and Diluted Net Loss Attributable to Common Stockholders Per Common Share

              Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table shows stock equivalents that were not considered in the computation of the diluted net loss attributable to common stockholders per common share for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005 as their effect is anti-dilutive:

	At December 31,
				At June 30, 2005
	2002	2003	2004
				(unaudited)
Shares of preferred stock	13,610,464	22,684,905	22,684,905	22,684,905
Stock options	3,731,034	6,085,379	5,660,152	6,188,310
Warrants	755,000	3,952,439	4,017,439	5,067,439

              The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net loss attributable to common stockholders per common share and pro forma loss attributable to common stockholders per common share (in thousands, except per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Basic net loss per share:
Numerator:
Net loss	$(27,265)	$(21,363)	$(15,198)	$(8,645)	$(11,364)
Accretion of redeemable convertible preferred stock	(2,930)	(740)	—	—	—

Numerator for per share calculation — basic and diluted	(30,195)	(22,103)	(15,198)	(8,645)	(11,364)

Denominator:
Weighted average common shares outstanding	5,669	8,012	9,244	8,907	10,284
Less: Weighted average unvested common stock subject to repurchase agreements	—	—	(297)	—	(216)

Denominator for per share calculation — basic and diluted	5,669	8,012	8,947	8,907	10,068

Net loss attributed to common stockholders per share	$(5.33)	$(2.76)	$(1.70)	$(0.97)	$(1.13)

Unaudited Pro Forma Net Loss Attributable to Common Stockholders Per Common Share

              Unaudited pro forma basic net loss attributable to common stockholders per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding plus the convertible preferred stock outstanding and assumed to be converted for the period. Unaudited pro forma diluted net loss attributable to common stockholders per common share is computed giving effect to the assumed conversion of convertible preferred stock, accrued dividends payable in common stock and all potential dilutive common stock equivalents, including stock options, common stock warrants and preferred stock warrants. 5,660,512 and 6,188,310 stock options, and 4,017,439 and 5,067,439 warrants were not considered in the computation of pro forma diluted net loss attributable to common stockholders per common share for the year ended December 31, 2004 and the six months ended June 30, 2005 as their effect is anti-dilutive.

              The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted pro forma net loss attributable to common stockholders per common share (in thousands, except per share amounts):

	Year Ended December 31,	Six Months Ended June 30,
	2004	2005
		(unaudited)
Basic net loss per share:
Numerator:
Net loss	$(15,198)	$(11,364)
Denominator:
Weighted average common shares outstanding	9,244	10,284
Add: Assumed conversion of preferred stock	22,685	22,685
Less: Weighted average unvested common stock subject to repurchase agreements	(297)	(216)

Denominator for basic pro forma calculation	31,632	32,753

Net loss per share	$(0.48)	$(0.35)

Fair Value of Financial Instruments

              The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short maturities. The carrying amounts of the Company's debt approximate fair value of these obligations based upon management's best estimate of interest rates that would be available for similar debt obligations at December 31, 2004 and 2003. The fair value of the Company's redeemable convertible preferred stock is not practicable to determine as no quoted market price exists for the redeemable convertible preferred stock nor have there been any recent transactions in the Company's issued redeemable convertible preferred stock.

Stock-Based Compensation

              The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as modified by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123". The Company currently is not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of its common stock at the grant date.

              Prior to the initial public offering, the Company granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting, the Company has applied hindsight within each year or quarter to arrive at reassessed values for the shares underlying these options. There are two measures of value of the Company's common stock that were relevant to its accounting for equity compensation relating to its compensatory equity grants prior to its initial public offering:

    •
    The "board-determined value" is the per share value of our common stock determined by the Company's board of directors at the time the board made an equity grant, taking into account several factors, including the Company's operating performance, anticipated future operating results, the terms of redeemable convertible preferred stock issued by the Company, including the liquidation value and other preferences of its preferred stockholders, as well as the valuations of other companies.

    •
    The "reassessed value" is the per share value of the Company's common stock determined by the Company in hindsight solely for the purpose of financial accounting for employee stock-based compensation.

              The Company recorded deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeded the exercise price of the option. The reassessed values for accounting purposes were primarily determined based on an analysis prepared by a third party advisor who prepared an independent valuation analyses. These reassessed values are inherently uncertain and highly subjective. If the Company had made different assumptions, its deferred stock-based compensation amount, stock-based compensation expense, net income and net income per share amounts could have been significantly different.

              In connection with unvested stock options granted to employees, the Company recorded deferred stock-based compensation costs of $0.7 million for the six months ended June 30, 2005.

The deferred stock-based compensation amounts for each of the four three month periods ended June 30, 2005 were computed as follows:

	Three Months Ended
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(unaudited)
Options granted to employees	133,000	131,500	78,900	509,900
Weighted average exercise price	$0.25	$0.25	$0.25	$0.25
Weighted average reassessed value of underlying stock	$0.12	$0.12	$0.12	$1.64
Weighted average reassessed deferred stock-based compensation per option	$—	$—	$—	$1.39

Deferred stock-based compensation	$—	$—	$—	$709,000

              Net amortization of deferred stock-based compensation was $15 for the six months ended June 30, 2005. The deferred stock-based compensation is being amortized on a straight-line basis over the four year vesting period of the options.

              The following table illustrates the effect on net loss attributable to common stockholders if the Company had applied the fair value recognition provisions of SFAS 123 (in thousands, except per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net loss attributable to common stockholders:
As reported	$(30,195)	$(22,103)	$(15,198)	$(8,645)	$(11,364)
SFAS No. 123 pro forma	(30,647)	(22,400)	(15,413)	(8,792)	(11,474)
Basic and diluted — as reported	(5.33)	(2.76)	(1.70)	(0.97)	(1.13)
Basic and diluted — pro forma	(5.41)	(2.80)	(1.72)	(0.99)	(1.14)

              The fair value of each option is estimated on the date of grant using the Minimum Value option-pricing model with the following assumptions used for grants issued during the years ended December 31, 2002, 2003 and 2004 and the six-months ended June 30, 2004 and 2005:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Weighted average expected life	10 years	10 years	10 years	10 years	10 years
Weighted average risk-free interest rate	6.0%	2.5%	3.0%	3.0%	4.25%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	—	—	—	—	—

              The Minimum Value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. The weighted average fair value of options granted during 2002, 2003 and 2004 was $1.47, $0.14 and $0.06 per share, respectively, and $0.08 per share for options granted during the six month period ended June 30, 2004 and 2005.

Segment Information

              The Company currently operates in one business segment; the accumulation and dissemination of traffic data across multiple delivery platforms, including radio, television, the Internet, wireless devices and in-vehicle navigation systems. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments as defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

Recent Accounting Pronouncements

              In December 2004, the Financial Accounting Standards Board, or FASB, issued statement No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of Statement No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and amends FASB Statement No. 95, "Statement of Cash Flows".

              SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative to financial statement recognition for stock option awards made after the Company's adoption of SFAS 123(R). The Company will adopt SFAS 123(R) on January 1, 2006.

              Prior to August 30, 2005, (the date that the Company filed a Form S-1 with the Securities and Exchange Commission), the Company used the minimum value method to calculate the pro forma disclosure required by SFAS 123. When the Company adopt SFAS 123(R) on January 1, 2006, the Company will continue to account for the portion of awards outstanding prior to August 30, 2005 using the provision of APB Opinion No. 25 and its related interpretative guidance.

              For awards issued on or after August 30, 2005, and for awards modified, repurchased or cancelled on or after that date, the Company will use an option pricing model other than the minimum value method to calculate the pro forma disclosures required by SFAS 123. When the Company adopts SFAS 123(R) on January 1, 2006, the Company will begin recognizing the expense associated with these awards in the income statement over the award's vesting period using the modified prospective method. Because the amount, terms and fair values of awards to be issued in the future are uncertain, the impact of the adoption of SFAS 123(R) on the Company's financial statements is not known at this time.

              In May 2003, the FASB, issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 requires that an issuer classify certain financial instruments as a liability because they embody an obligation of the issuer. The remaining provisions of SFAS No. 150 revise the definition of a liability to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The provisions of this statement require that any financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur be classified as liabilities. The Company's convertible preferred stock may be converted into common stock at the option of the stockholder, and therefore, it is not classified as a liability under the provisions of SFAS No. 150.

3.    Interest Income (Expense), net

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
				(unaudited)
Interest income	$417	$173	$74	$17	$58
Amortization of deferred financing fees	(411)	(2,222)	(3,329)	(3,236)	(275)
Retroactive adjustments to accrued interest under the Senior Secured Credit facility due to amendments	—	4,379	3,753	3,753	(688)
Interest expense	(5,058)	(6,481)	(3,926)	(2,197)	(1,908)

Interest income (expense), net	$(5,052)	$(4,151)	$(3,428)	$(1,663)	$(2,813)

4.    Property and Equipment

            Property and equipment consist of the following (in thousands):

	As of December 31,		As of June 30,
	2003	2004	2005	Useful Life
			(unaudited)
Digital sensor network	$7,019	$12,231	$14,689	3 years
Computer hardware and software	4,542	5,213	6,267	3 years
Leasehold improvements	1,075	1,125	1,367	Lease term
Equipment and office furniture	2,029	2,332	2,908	3 years
Vehicles	351	380	380	3 years
Construction in progress	3,402	3,358	4,513

	18,418	24,639	30,124
Less:
Accumulated depreciation	12,870	15,368	17,093

Property and equipment, net	$5,548	$9,271	$13,031

              Depreciation expense related to the above assets was $4.5 million, $3.6 million and $2.5 million for 2002, 2003 and 2004, respectively, and $1.4 million and $1.7 million for the six month period ended June 30, 2004 and 2005, respectively.

              Depreciation expense related to the digital sensor network was $2.3 million, $2.0 million and $1.7 million for 2002, 2003 and 2004, respectively, and $0.9 million and $1.2 million for the six months ended June 30, 2004 and 2005, respectively.

5.    Equity Commitment

            In April 2005, as part of additional financing terms of the senior secured lenders, certain Series E investors in the Company signed an Investor Guaranty Agreement to provide up to $10.0 million of equity financing in the Company's future issuance of Series F Preferred Stock. Should the Company enter into one or more Qualified Equity Financings (as defined in the agreement), the commitment shall be reduced by the aggregate gross proceeds received from the qualified equity financings. The $10.0 million commitment will be funded in two tranches of $5.0 million, each $5.0 million tranche triggering upon the Company's inability to satisfy its $2.5 million minimum cash balance covenant.

6.    Debt

Senior Secured Credit Facility

              In March 2002, the Company received funding on a $20.0 million credit facility which resulted in proceeds, after related fees, of $18.8 million. The facility is collateralized by all of the assets of the Company; however, the facility does allow for the accounts receivable of the Company to be used as collateral in connection with cash management arrangements.

              In April 2003, the Company amended the credit facility. Approximately $1.4 million of the principal and accrued interest under the credit facility was converted into shares of Series E Preferred Stock.

              As a result of the April 2003 amendment, $1.2 million of unamortized costs deferred at the inception of the facility were amortized in 2003. The April 2003 amendment reduced the credit facility's internal rate of return to rates escalating each quarter from 22.13% at June 30, 2003 to 26.78% at March 31, 2006. This interest rate reduction was retroactive to the inception of the facility in April 2002 and resulted in a cumulative adjustment to interest expense of $4.4 million. The Company is required to make quarterly interest payments of $0.3 million.

              In connection with the April 2003 amendment to the senior secured credit facility, the Company issued a warrant to purchase 1,840,094 shares of Series E Preferred Stock to the lender at an exercise price of $0.01 per share. The value assigned to these warrants using a fair value pricing model was $3.7 million which was recorded as deferred financing fees, and was being amortized over the life of the credit facility. The warrant was exercised in December 2003.

              In April 2004, the Company further amended certain terms of its credit facility. The amendment removed the escalating borrowing rates provisions of the agreement in favor of a defined borrowing rate of 15%, lowered its minimum cash balance requirement from $3.6 million to $3.0 million, and established a three-month trailing net loss covenant. This interest rate reduction was retroactive to the inception of the facility in April 2002 and resulted in a cumulative adjustment to interest expense of $3.8 million. In addition, the Intelligent Transportation System, or digital sensor network, contract covenant was amended, and now requires the Company to have contracts to build out its Intelligent Transportation Systems network in 17 cities in March 2006, and 19 cities in March 2007.

              In April 2005, the Company again amended its senior secured credit facility and received additional funding which resulted in proceeds, after related fees, of $9.8 million. The amendment reduced the minimum cash balance covenant to $2.5 million, reset the trailing three-month net loss covenants, and extended the maturity of the facility to March 2008.

              There are no principal payments due under the senior secured credit facility until maturity in March 2008. If held to maturity, the repayment of principal and unpaid accrued interest would be $47.9 million.

              As of December 31, 2004 and June 30, 2005, the Company was in compliance with all debt covenants.

Revolving Credit Facility

              In December 2003, the Company and a bank established a revolving credit facility. The facility had an initial commitment of $6.5 million, which could be expanded to $8.0 million upon the Company reporting a positive net income for six consecutive months. Borrowings bear interest at the bank's prime rate plus 1.5% (6.75% and 7.75% at December 31, 2004 and June 30, 2005, respectively). The facility had a 1-year term.

              The Company's borrowings are subject to a 60% advance rate against a defined borrowing base. The facility contains a 3-month trailing net loss covenant and a minimum cash balance requirement of $3.6 million.

              In July 2004, the Company amended its revolving credit facility. The commitment was increased to $7.5 million and the borrowing base advance rate was increased to 70%. The commitment was later increased to $8.5 million based on the achievement of an operating milestone. The July 2004 amendment allows for the commitment to be further increased to $10.0 million upon the achievement of two consecutive months of positive EBITDA (as defined).

              In April 2005, following a series of extensions, the Company renewed its revolving credit facility to March 7, 2006. The minimum cash balance covenant was decreased from $3.6 million to $2.5 million and the trailing three-month net loss covenant was reset. In addition, as part of the amendment to the senior secured credit facility, the available commitment was reduced to $6.0 million pending the funding of the first tranche of the equity commitment guarantee of $5.0 million at which time the commitment will increase to $7.0 million. After the Company receives funding of the second tranche of the equity commitment guarantee of $5.0 million, the revolving credit facility will increase to $8.5 million.

              At December 31, 2004 and June 30, 2005, the Company had collateral to support $3.9 million and $6.0 million in borrowings under the revolving credit facility, respectively.

              As of December 31, 2004 and June 30, 2005, the Company was in compliance with all debt covenants.

7.    License Agreement

              In April 2002, the Company entered into a License Agreement (the "Agreement") with a technology development corporation, which was a wholly-owned subsidiary of our senior secured lender, that resulted in proceeds of $11.0 million. Under the Agreement, the Company transferred all existing and new Developed Technology and Intellectual Property ("IP") rights; however, the Company maintained the ability to repurchase said rights at any time, for $11.0 million less any royalty payments made through the date of purchase. The Company was granted an exclusive license to use the IP rights in exchange for a quarterly royalty payment. Such payments, which would not exceed $0.3 million in a given quarter, would equal a percentage (which ranges from 1% to 5% during the Agreement) of the net revenue that resulted from the use of the IP. The Company accounted for the Agreement as a research and development agreement and recognized revenue based on the completion of new Developed Technology as defined in the statement of work within the Agreement.

              In April 2003, the Company and the technology development corporation agreed to terminate the Agreement. In exchange for a payment of $10.0 million and the issuance of $0.4 million in debt (which represented the value of the Agreement less interim royalty payments), the rights to the Company's Developed Technology and Intellectual Property reverted to the Company's control and sole use.

8.    Data Acquisition Agreement

            In April 2004, the Company entered into a multi-year Data Acquisition Agreement with a digital navigation company. Under the terms of the Data Acquisition Agreement, the Company granted a non-exclusive data license for its traffic incident and flow data to the licensor. In exchange, the Company received a license fee payment of approximately $9.0 million during 2004 and an additional $0.9 million during the six month period ended June 30, 2005. The license fee payment was recorded as deferred license fees and is being earned in current and future periods through either a minimum annual fee or a per subscriber fee for certain navigation applications that include the Company's traffic data, whichever is greater. The Company recognized $0.3 million in data license revenue in 2004 and $0.1 million and $0.2 million for the six month periods ended June 30, 2004 and 2005, respectively, associated with the Data Acquisition Agreement. Upon expiration (if the agreement is not renewed), up to $1.9 million of any remaining license fee payment that has not been earned through minimum annual fees and subscriber fees may, at our option, be repaid quarterly over three years at an interest rate of prime plus 1%.

9.    Income Taxes

              For the years ended December 31, 2002, 2003, and 2004 there were no provisions for income taxes.

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	as of December 31,
	2003	2004
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	29,597	34,125
Accrued compensation and benefits	67	133
Deferred revenue	2,052	4,578
Allowance for doubtful accounts	346	333
Other liabilities	113	112

Total deferred tax assets	32,175	39,281

Deferred tax liabilities:
Depreciation and amortization	965	2,214

Net deferred tax asset	31,210	37,067
Valuation allowance	(31,210)	(37,067)

Net deferred asset	$—	$—

              A reconciliation of the statutory United States statutory income tax rate to the effective income tax rate follows:

	Year Ended December 31,
	2002	2003	2004
Tax at statutory rate	(35.0%)	(35.0%)	(35.0%)
Change in valuation allowance	35.0%	35.0%	35.0%

Effective tax rate	0.0%	0.0%	0.0%

              As of December 31, 2004, the Company has net operating losses of approximately $97 million for tax purposes which will be available to offset future taxable income. If not used these carryforwards will expire between 2018 and 2024. The Company's state net operating loss carryforwards will also be subject to expiration over varying years. To the extent that net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

              In the event that the Federal net operating loss is subject to Section 382 of the Internal Revenue Code the use of the net operating loss carryforward could be limited in any one year.

10.    Redeemable Convertible Preferred Stock

            As of December 31, 2004, the Company had authorized 39,619,811 shares of preferred stock at $0.01 par value. The Board of Directors has the authority to issue shares and to fix voting privileges, dividend rates, conversion privileges, and any other rights of the preferred stock. The currently authorized shares of preferred stock are further designated as 2,600,000 shares of Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock"); 5,000,000 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock"); 3,600,000 shares of Series C Redeemable Convertible Preferred Stock ("Series C Preferred Stock"); 4,000,000 shares of Series D Redeemable Convertible Preferred Stock ("Series D Preferred Stock"); 18,000,000 shares of Series E Redeemable Convertible Preferred Stock ("Series E Preferred Stock"); and 6,419,811 shares of Series E-1 Redeemable Convertible Preferred Stock ("Series E-1 Preferred Stock").

              Each share of preferred stock is convertible into one share of common stock at the option of the holder and converts automatically upon a qualified initial public offering of common stock — as defined per the terms and conditions of the preferred stock purchase agreements. The conversion ratio is subject to change based on certain dilution events.

              In March 2003, the Company entered into an agreement with a group of investors to sell 14,425,000 shares of Series E Preferred Stock. The sale resulted in proceeds to the Company of $28.9 million, which included converted debt of $1.4 million. As an inducement to participate in the Series E financing, the Company made available 6,419,811 shares of Series E-1 Preferred Stock to its existing holders of preferred stock. These shares were distributed to existing investors that participated in the Series E round based on the percentage of their investment in the Series E round. Preferred stockholders of each series that did not participate in the Series E financing round were subject to conversion of their preferred stock to common stock at a conversion ratio ranging from 1 for 1 to 1 for 5.

              As a result of the March 2003 Series E financing, 873,671 shares of Series A Preferred Stock were exchanged for 873,671 shares of common stock and 600,000 shares of Series A Preferred Stock warrants were exchanged for 120,000 common stock warrants. The 4,824,563 outstanding shares of Series B Preferred Stock were exchanged for 964,913 shares of common stock and the 1,315,789 outstanding shares of Series C Preferred Stock were exchanged for 1,315,789 shares of common stock. The Company repurchased 2,595,585 shares of Series D Preferred Stock for $9.4 million. In addition, 5,324 shares of Series D Preferred Stock were exchanged for 1,064 shares of common stock.

              In December 2003, warrants for 1,840,094 shares of Series E Preferred Stock were exercised by the Company's Senior Secured lender. Upon exercise of the warrants, the carrying value of $3.7 million was reclassified to the redemption value of the Series E Preferred Stock.

              The Series E Preferred Stockholders receive noncumulative dividends at an annual rate of 8%, if declared. Each holder of the Series E Preferred Stock is entitled to one vote for each share of common stock into which such share of Series E Preferred Stock is convertible. The Series E Preferred Stockholders, voting as a separate class, are entitled to elect three of the Company's seven directors. The Series E Preferred Stock is redeemable by the holder in one-third increments on the fifth, sixth, and seventh anniversary of the first issuance of Series E Preferred Stock at an amount equal to the original purchase price ($2.00 per share) plus any unpaid dividends. In the event of liquidation, the Series E Preferred Stock is entitled to receive the greater of $4.00 per share or the proceeds they would receive on an as converted basis into common stock.

              The Series E-1 Preferred Stock receives noncumulative dividends at an annual rate of 8%, if declared. Each holder of the Series E-1 Preferred Stock is entitled to one vote for each share of common stock into which such share of Series E-1 Preferred Stock is convertible. The Series E-1 Preferred Stock is redeemable by the holder in one-third increments on the fifth, sixth, and seventh anniversary of the first issuance of Series E Preferred Stock at an amount equal to the original purchase price plus any unpaid dividends. In the event of liquidation, after payment of the Series E liquidation preference, the Series E-1 Preferred Stock is entitled to receive the greater of $1.56 per share plus an annual 8% dividend, or the proceeds they would receive on an as converted basis into common stock.

              No dividends have been declared on any of the series of preferred stock. The preferred stock is redeemable in installments of $15.9 million in April 2008, 2009 and 2010.

11.    Stockholders' Deficit

Common Stock

              Holders of common stock, voting together with the holders of the Series E Preferred Stock, are entitled to elect three of the seven directors of the Company.

Stock Options

              The Company's Board of Directors and stockholders have approved two stock option plans: the 1999 Long-term Incentive Plan ("Incentive Plan") and the 1999 Nonemployees' Stock Plan ("Nonemployee Plan"). The Incentive Plan provides for the issuance of options, stock appreciation rights, restricted stock, deferred stock, and other stock-based awards to officers and key employees of the Company. The Nonemployee Plan provides for the issuance of options, shares or deferred shares in lieu of fees, and restricted stock to nonemployee directors, advisors, and consultants. The Company has reserved a total of 10,153,300 shares of common stock to be issued under the Incentive Plan and the Nonemployee Plan.

              The exercise price (as established by the Board) of stock options granted equals or exceeds the fair market value of the Company's common stock on the date of the grant. All stock options expire ten years from the grant date. Employee options granted to date vest over a four-year period, unless otherwise authorized by the Board. Options granted under both plans are exercisable as determined by the Board. The following table summarizes stock option activity for 2003, 2004, and the six month period ended June 30, 2005:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	3,731,034	$1.39
Granted	4,466,974	0.55
Exercised	(122,118)	0.72
Forfeited	(1,990,511)	0.84

Outstanding at December 31, 2003	6,085,379	0.97
Granted	2,226,693	0.25
Exercised	(1,384,525)	0.38
Forfeited	(1,267,395)	1.39

Outstanding at December 31, 2004	5,660,152	0.73
Granted (unaudited)	588,800	0.25
Exercised (unaudited)	(16,083)	0.53
Forfeited (unaudited)	(44,559)	1.17

Outstanding at June 30, 2005 (unaudited)	6,188,310	$0.68

              The following table summarizes stock options vested and exercisable:

	Number of Shares	Weighted Average Exercise Price
Exercisable at December 31, 2002	1,228,005	$1.08
Exercisable at December 31, 2003	2,873,211	$1.35
Exercisable at December 31, 2004	2,702,571	$0.99
Exercisable at June 30, 2005 (unaudited)	3,309,177	$0.91

              During 2002 and 2003, the Company modified the stock option awards for certain individuals by modifying the terms of the agreements at the time they separated from the Company. The Company has remeasured these options and recognized compensation expense of $0.3 million and $0.1 million for these modifications in 2002 and 2003, respectively. There were no remaining unvested options at December 31, 2003 related to these individuals.

              The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life
$0.25	3,404,793	8.39
$0.50	447,692	5.44
$1.33	550,037	5.37
$1.50	952,050	8.13
$2.66	10,000	5.55
$3.00	295,580	6.31

Total	5,660,152	7.70

              For grants issued during the six months ended June 30, 2005, the Company has determined that the fair value of the underlying common stock on the date of the grant was in excess of the exercise price of the options. As a result, the Company recorded deferred compensation on these stock options of approximately $0.7 million as an increase in additional paid-in capital and is amortizing it as a charge to operations over the vesting periods of four years. The Company recognized $0.1 million in stock compensation expense related to options issued to nonemployees for the year ended December 31, 2003. There were no such option grants to non-employees in 2002, 2004 or for the six month period ended June 30, 2005.

Shares Reserved for Future Issuance

              At December 31, 2004, the Company has reserved the following shares of common stock for issuance:

Common stock options outstanding	5,660,152
Common stock options available to grant	666,395
Common stock warrants	3,892,439
Series E Redeemable Convertible Preferred Stock and Preferred Stock warrants	16,390,094
Series E-1 Redeemable Convertible Preferred Stock	6,419,811

33,028,891

Notes Receivable

              Certain members of management have been allowed to participate in an executive loan program. Included in Notes receivable from stockholders are purchase money indebtedness notes issued in connection with the exercise of options granted under the Incentive Plan. Generally, the notes are with recourse and bear interest at a variable rate, which ranged from 3.62% to 6.25% at December 31, 2004 and 3.65% at December 31, 2003. During 2004, the Company issued a restricted stock purchase agreement for 1,296,643 shares of common stock to an executive of the Company in exchange for a non-recourse note in the amount of $0.3 million bearing interest at 4%. All of the notes are collateralized by the underlying shares and the Company has repurchase rights for any exercised but unvested shares. At December 31, 2003 such notes receivable were $0.2 million and were $0.5 million at December 31, 2004 and June 30, 2005.

12.    Warrants to Purchase Common and Preferred Stock

	Warrants Outstanding at December 31, 2004	Weighted-Average Exercise Price	Warrants Outstanding at June 30, 2005	Weighted-Average Exercise Price
			(unaudited)
Warrant type:
Common stock	3,892,439	$0.58	4,942,439	$0.46
Series E Convertible Preferred Stock	125,000	2.00	125,000	2.00

Total	4,017,439	$0.62	5,067,439	$0.49

Common Stock

              In connection with the October 2000 credit facility agreement, the Company issued 30,000 common stock warrants to the bank at an exercise price of $8.00 per share. These warrants expire in January 2008.

              In March 2001, the Company issued a contingent warrant to purchase 100,000 shares of common stock at a price of $11.27 per share to an owner and operator of television stations. A portion of the warrant would become vested and exerciseable based on the Company agreeing to contract terms on affiliation agreements with certain television stations owned by the grantee. During 2004, 40,000 shares became exercisable, and the time constraint to vest the remaining 60,000 shares lapsed. These warrants expire in March 2011, and the fair value was zero.

              In conjunction with the execution of the April 2002 License Agreement, the Company issued a fully-vested, nonforfeitable warrant to purchase 125,000 shares of the Company's common stock at a purchase price of $5.25 per share. These warrants expire in April 2009, and the fair value was zero.

              As a result of the March 2003 Series E financing, 600,000 shares of Series A Preferred Stock warrants were converted to 120,000 common stock warrants at a purchase price of $0.25 per share. These warrants expire in March 2008.

12.    Warrants to Purchase Common and Preferred Stock (Continued)

              As an inducement to convert a portion of its credit facility into Series E Preferred Stock in April 2003, the Company issued 1,890,226 fully-vested, nonforfeitable common stock warrants to the lenders at an exercise price of $0.25. These warrants expire in March 2008. In 2003, the Company issued 1,687,213 common stock warrants to various non-employees for consulting and other services. Of the warrants issued, 1,572,213 were issued with an exercise price of $0.25; and 115,000 were issued with a strike price of $0.01. The warrants expire in July 2008. The fair value of these warrants was not material.

              As inducement for the April 2005 Investor Guaranty Agreement guarantee, the Company issued warrants to the investors to purchase 700,000 shares of common stock at a price of $0.01 per share. Also in connection with the April 2005 amendment to the senior secured credit facility, the Company issued a warrant to purchase 350,000 shares of common stock at a price of $0.01 per share. The warrants are fully vested and expire in April 2010. The value assigned to the April 2005 warrants was $1.7 million which has been recorded as deferred financing fees, and is being amortized over the life of the credit facility. The fair value of the warrants was estimated at the date of the issuance using the Black-Scholes option-pricing model assuming a risk-free interest rate of 3.9%, dividend yield of 0%, volatility of 65%, and expected life of the warrants of 5 years.

Preferred Stock

              In connection with the December 2003 amendment to the revolving credit facility, the Company issued a warrant to purchase 100,000 shares of Series E Preferred Stock at a price of $2.00 per share in connection with the revolving credit facility. The warrants expire in December 2008. The fair value of these warrants was not material.

              In connection with the July 2004 amendment to the revolving credit facility, the Company issued a warrant to purchase 25,000 shares of Series E Preferred Stock at a price of $2.00 per share in connection with the amendment. The warrants expire in July 2009. The fair value of these warrants was not material.

13.    Commitments and Contingencies

Leases

              The Company leases office space for its corporate headquarters as well as offices for its sales and operations activities in multiple markets across the United States. The leases terminate at various dates through April 2011 and generally provide for scheduled rent increases. Rental expense for all operating leases approximated $1.9 million, $1.8 million, and $1.9 million in 2002, 2003, and 2004, respectively, and $1.0 million and $0.9 million for the six month period ended June 30, 2004 and 2005, respectively.

              The Company leases office space under noncancelable operating lease agreements. The leases generally provide for scheduled rent increases. Future minimum lease payments under noncancelable operating leases as of December 31, 2004, are as follows:

2005	$1,808
2006	1,209
2007	1,149
2008	1,139
2009	951
Thereafter	675

Total	$6,931

Media Inventory

              The Company contracts with various television and radio stations for the barter of advertising inventory for services, which may include cash payments. The contracts expire at various dates through January 2009. Expenses under these arrangements were $6.9 million, $11.1 million, and $11.2 million for 2002, 2003 and 2004, respectively, and $5.5 million and $5.7 million for the six months ended June 30, 2004 and 2005, respectively.

              Future minimum payments for media inventory under agreements with radio and television affiliates for the purchase of advertising inventory with noncancellable terms as of December 31, 2004 are as follows:

2005	$11,431
2006	7,302
2007	3,538
2008	1,046
2009 and thereafter	56

Total	$23,373

Legal Proceedings

Santa Fe Technologies v. Argus Networks, Inc.

              On July 28, 1999, Santa Fe Technologies, Inc., or SFT, a traffic-sensor installation company, filed a complaint in a New Mexico state court against the Company and others, including certain of the Company's officers, directors and an affiliate of one of the Company's investors, seeking compensatory and punitive damages. The complaint related to a proposed merger between SFT and the Company which had been proposed in contemplation of its participation as a subcontractor in a team proposal in response to a federal contract solicitation. In its complaint, SFT alleged that the Company and the other defendants conspired to and did misappropriate or misuse SFT's "corporate opportunity," confidential information and work product, and committed conversion of SFT's intellectual property and contributions in order to win the award of the federal contract.

              During the pre-trial phase of the case and the course of the trial, except for three causes of action against the Company and two causes of action against the investor affiliate, all of the causes of action against all of the defendants were dismissed. The remaining claims consisted of a claim against the Company for breach of a claimed fiduciary duty not to use information or "work product" shared in confidence, a related civil conspiracy claim against the Company and the investor affiliate and a claim against the Company and the investor affiliate for unjust enrichment. The district court submitted the fiduciary duty claim (and the related conspiracy claim) to the jury for determination and decided the unjust enrichment claim itself. In June 2005, the fiduciary duty and conspiracy claims were tried before a jury. In late June 2005, the jury returned a verdict against the Company on the breach of fiduciary duty claim and the related conspiracy claim and against the investor affiliate on the conspiracy claim finding, that the Company and the investor affiliate are jointly and severally liable to plaintiff for $6.1 million in compensatory damages, assessing $5.0 million in punitive damages against the Company and assessing punitive damages against the investor affiliate. The district court subsequently rejected the plaintiff's unjust enrichment claim. On August 19, 2005, the district court entered judgment against the Company on the breach of fiduciary duty and conspiracy claims and against the investor affiliate on the conspiracy claim. Post-trial motions are due on September 2, 2005 and the Company intends to file post-trial motions seeking to have the jury verdict set aside in its entirety. The Company further intends to appeal any adverse judgment that may finally be entered by the district court. There can be no assurances, however, that the Company will be successful in such appeal or in having the verdict set aside. If the Company is not successful in having the jury verdict set aside, it will be required to post a bond with the court during the appeal, unless this requirement is waived by the court or the plaintiff. The Company has not established a reserve relating to this matter, as an estimate of the ultimate outcome is not determinable.

Traffic.com, Inc. v. Internet Capital Group, Inc. et al.

              On June 29, 2005, we filed a complaint in the Chester County Pennsylvania Court of Common Pleas seeking a declaratory judgment against Internet Capital Group, Inc. and related entities, or ICG that the conversion of ICG's Series B convertible preferred stock to common stock on a one-for-five basis (from approximately 5 million shares of Series B preferred stock to approximately 1 million shares of common stock), in connection with our Series E preferred stock financing in March 2003, is valid and that ICG is not entitled to any additional ownership stake in the Company or any other payments or damages in connection with the Series E preferred stock financing or related matters. On July 26, 2005, ICG filed preliminary objections to our complaint for declaratory judgment which, under Pennsylvania practice, is equivalent to a motion to dismiss our complaint. On August 29, 2005, we and ICG agreed in principle to a settlement of our litigation. Under this agreement in principle, in exchange for mutual releases and dismissal of the litigation, we will issue to ICG 901,686 shares of our common stock. In addition, ICG will grant to the underwriter in this offering the right to purchase up to               shares of our common stock owned by ICG, within 30 days after the date of this prospectus, to cover any over-allotments. We cannot assure you that a settlement agreement with ICG will be finalized and executed. As a result of this preferred settlement, the Company recognized an expense in the second quarter of 2005 of $1.8 million in general and administrative expenses.

Pennsylvania Early Stage Partners, L.P.

              On April 22, 1999, the Company issued to Pennsylvania Early Stage Partners, L.P. ("PAES") a warrant to purchase 300,000 shares of the Company's Series A Preferred Stock at an exercise price of $1.00 per share. Since May 2004, PAES has asserted that it remains entitled to purchase 300,000 shares of Common Stock, notwithstanding the one-for-five recapitalization of the Company in connection with the Series E and E-1 Preferred Stock financing on March 31, 2003. Following over a year of disagreement and negotiations, on August 24, 2005, the Company and PAES entered into a settlement agreement pursuant to which PAES' original warrant was terminated and exchanged for a warrant to purchase 200,000 shares of Common Stock at an exercise price of $.25 per share, the price at which similar warrants were issued at the time of the recapitalization, and both parties signed mutual releases. As a result of this settlement, the Company recognized an expense in the second quarter of 2005 of $0.3 million in general and administrative expenses.

Other legal proceedings

              The Company is also subject to various other lawsuits and claims with respect to matters arising out of the normal course of business. While the impact on future financial results for these other lawsuits and claims is not subject to reasonable estimation because considerable uncertainty exists, management believes, after consulting with counsel, that the ultimate liabilities resulting from such other lawsuits and claims will not materially affect the results of operations or financial position of the Company.

14.    Related Party Transactions

            The Company has entered into an employment agreement with its chief executive officer that provides for a bonus of 3% of the total gross proceeds of any transaction should such transaction result in the transfer of greater than 50% of the outstanding voting power of the Company.

              Additionally, the Company has employment agreements with two former executives that provide, in the aggregate, a combined bonus of 3.7% of the net proceeds of any transaction should such transaction result in the transfer of greater than 50% of the outstanding voting power of the Company.

              In addition to the notes to executives described in Note 11, included in other current assets are notes receivable from certain members of management for loans made in connection with the alternative minimum tax burden incurred by the individuals as a result of the exercise of the options described in Note 11. Such notes receivable, together with accrued interest, were $0.2 million at December 31, 2003 and $0.3 million at December 31, 2004 and June 30, 2005.

15.    Allowance for Doubtful Accounts

            The following table presents the activity in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 (amounts in thousands):

Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Write-offs	Balance at End of Period
Year Ended December 31, 2004:
Allowance for doubtful accounts	$989	$78	$—	$117	$950
Year Ended December 31, 2003:
Allowance for doubtful accounts	806	250	—	67	989
Year Ended December 31, 2002:
Allowance for doubtful accounts	315	550	—	59	806

16.    Quarterly Results of Operations (unaudited)

	Quarter Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005
	(in thousands, except per share amounts) (unaudited)
Revenue:
Advertising	$6,151	$9,505	$8,717	$11,672	$8,492	$10,681	$9,977	$10,299	$8,330	$11,177
Traffic data services	537	501	407	210	873	1,094	1,065	1,666	1,657	1,829
License agreement	750	—	—	—	—	—	—	—	—	—

	7,438	10,006	9,124	11,882	9,365	11,775	11,042	11,965	9,987	13,006
Operating expenses:
Media inventory	3,604	5,170	5,040	5,543	4,469	5,222	4,825	4,353	3,910	4,296
Technology	1,121	1,075	991	962	937	1,172	1,275	1,117	1,025	1,063
Sales and marketing	3,989	3,947	3,301	2,849	3,099	3,105	3,100	2,728	3,783	3,529
Traffic data collection	2,635	2,791	2,854	2,638	3,036	3,274	3,370	3,606	3,814	4,168
General and administrative	1,736	1,588	1,537	1,541	1,832	1,976	1,583	1,838	1,697	4,259
License agreement	750	—	—	—	—	—	—	—	—	—

	13,835	14,571	13,723	13,533	13,373	14,749	14,153	13,642	14,229	17,315

Loss from operations	(6,397)	(4,565)	(4,599)	(1,651)	(4,008)	(2,974)	(3,111)	(1,677)	(4,242)	(4,309)
Interest income (expense), net	(1,854)	806	(1,525)	(1,578)	(1,678)	15	(910)	(855)	(1,127)	(1,686)

Net loss	$(8,251)	$(3,759)	$(6,124)	$(3,229)	$(5,686)	$(2,959)	$(4,021)	$(2,532)	$(5,369)	$(5,995)

Accretion on redeemable convertible preferred stock	(740)	—	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(8,991)	$(3,759)	$(6,124)	$(3,229)	$(5,686)	$(2,959)	$(4,021)	$(2,532)	$(5,369)	$(5,995)

Net loss attributable to common stockholders per share	$(1.60)	$(0.43)	$(0.70)	$(0.36)	$(0.64)	$(0.33)	$(0.45)	$(0.25)	$(0.53)	$(0.59)

17.    Subsequent Events (unaudited)

Sale of Series F Redeemable Convertible Preferred Stock

              In August 2005, the Company entered into binding, irrevocable agreements with a group of investors for the sale of Series F Redeemable Convertible Preferred Stock. The Company agreed to sell 5,042,090 shares of Series F Redeemable Convertible Preferred Stock at a price of $3.00 per share for proceeds of $15.1 million. This investment satisfied the Equity Commitment (as discussed in Note 5) and as such, no future investments are required under the terms of that agreement.

Amendment to the Revolving Credit Facility

              In August 2005, the Company amended its revolving credit facility. The amendment increased the advance rate from 70% to 80%.

Notes Receivable from Stockholder/Officer

              In August 2005, the Company's Chief Executive Officer fully repaid the principal and accrued interest due under a non-recourse note. See Note 11.

APPENDIX: ROAD SHOW PRESENTATION

A-1

traffic.com

At the core of Traffic.com is our advanced Traffic Information Management System (TIMS).

Traffic.com Sensor Network
DOT Sensor/Flow Data
Incident and Event Data
TIMS
Television
Radio
Internet
Wireless
In-vehicle

Collection → Processing → Delivery Platforms

- Advertising Revenue
- Subscription Revenue

                        Shares

Traffic.com, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

              Until             , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

              The following table sets forth the costs and expenses in connection with this offering. All amounts are estimated except the SEC registration fee:

SEC Registration Fee		$10,152
Printing and Engraving Expenses		*
Legal Fees		*
Accounting Fees		*
Nasdaq Listing Fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

              Traffic.com, Inc., or the Registrant, is a Delaware corporation. Section 145 of the Delaware General Corporation Law, or the "DGCL", grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

              Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations or the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

              Article Eighth of the Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

              Article VII of the Registrant's By-laws provides that the Registrant shall indemnify directors and officers of the Registrant as specified in the Certificate of Incorporation. In addition, to the fullest extent permitted by the DGCL, the Registrant shall indemnify any current or former director or officer of the Registrant and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Registrant against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding brought by or in the light of the Registrant or otherwise, to which he was or is a party by reason of his current or former position with the Registrant or by reason of the fact that he is or was serving, at the request of the Registrant, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

              The Registrant's By-laws also provides that expenses incurred by a person who is or was a director or officer of the Registrant in appearing at, participating in or defending any such action, suit or proceeding shall be paid by the Registrant at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant as authorized by the Registrant's By-laws. If a claim under the Registrant's By-laws is not paid in full by the Registrant within thirty days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring suit against the Registrant to recover the part, the claimant shall be paid also the expense of prosecuting such claim.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

              Within the past three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. All of the below-referenced securities are deemed restricted securities for the purpose of the Securities Act.

          (1)   In March and May 2003, we issued an aggregate of 14,425,000 shares of our Series E preferred stock to investors at a per share price of $2.00 for aggregate consideration of $28.8 million. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

          (2)   Since June 30, 2002, we have issued warrants exercisable for an aggregate of 4,887,439 shares of common stock at a weighted average price of $0.19 per share. We have also issued warrants exercisable for an aggregate of 1,965,094 shares of our Series E preferred stock at a weighted average price of $0.14 per share.

          (3)   Since June 30, 2002, we have issued and sold an aggregate of 1,552,476 shares of common stock to directors, officers, and employees through stock option exercises at a weighted average price of $0.43 per share, for aggregate cash consideration of $0.7 million. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transaction was pursuant to a compensatory benefit plan.

          (4)   Since June 30, 2002, we have issued options to purchase 7,304,717 shares of our common stock with a weighted average exercise price of $0.44 per share to a number of our current and former employees and directors. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transactions were pursuant to a compensation benefit plan.

              The sales of the above securities were exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, Regulation S, Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

              (a)   Exhibit Index

              A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

          (b)   The following financial statements schedules of Traffic.com, Inc. have been included in this Report on Form S-1 in page F-31: Allowance for doubtful accounts.

              All other financial statement schedules are omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the information is included in the respective financial statements or notes thereto contained herein.

ITEM 17.    UNDERTAKINGS

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (1)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2)   The undersigned registrant hereby undertakes that:

            (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, Traffic.com, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, State of Pennsylvania, on August 30, 2005.

Traffic.com, Inc.
By:	/s/ ROBERT N. VERRATTI
Name: Robert N. Verratti Title: Chief Executive Officer

              We, the undersigned directors and officers of Traffic.com, Inc. do hereby constitute and appoint Robert N. Verratti and Andrew Maunder, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 30, 2005.

Signature	Title

/s/ ROBERT N. VERRATTI Robert N. Verratti	Chief Executive Officer and Director (Principal Executive Officer)
/s/ ANDREW MAUNDER Andrew Maunder	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ DAVID L. JANNETTA David L. Jannetta	President and Director
/s/ MARK DENINO Mark DeNino	Chairman of the Board
/s/ JOHN H. JOSEPHSON John H. Josephson	Director
/s/ SAMUEL A. PLUM Samuel A. Plum	Director

EXHIBIT INDEX

Exhibit number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Third Amended and Restated Certificate of Incorporation of the Registrant.
3.1.1*	Fourth Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3	Bylaws of the Registrant.
3.4*	Form of Amended and Restated Bylaws of the Registration to be effective upon closing of the offering.
4.1*	Specimen Certificate evidencing shares of common stock.
4.2	Warrant to purchase 350,000 shares of common stock, $0.01 par value per share, dated April 22, 2005, issued by the Registrant to National Electric Benefit Fund.
4.3	Warrant to purchase 579,298 shares of common stock, $0.01 par value per share, dated April 22, 2005, issued by the Registrant to TL Ventures IV L.P.
4.4	Warrant to purchase 100,000 shares of Series E Preferred stock, $0.01 par value per share, dated December 7, 2003, issued by the Registrant to Comerica Bank.
4.5	Warrant to purchase 1,577 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III Interfund L.P.
4.6	Warrant to purchase 19,045 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III Interfund L.P.
4.7	Warrant to purchase 10,112 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III Offshore L.P.
4.8	Warrant to purchase 122,093 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III Offshore L.P.
4.9	Warrant to purchase 583,277 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III L.P.
4.10	Warrant to purchase 48,310 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures III L.P.
4.11	Warrant to purchase 705,765 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures IV L.P.
4.12	Warrant to purchase 441,397 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to Convergence Capital, L.P.
4.13	Warrant to purchase 18,650 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to TL Ventures IV Interfund L.P.
4.14	Warrant to purchase 22,000 shares of common stock, $0.01 par value per share, dated July 31, 2003, issued by the Registrant to T. Williams Consulting, Inc.

4.15	Warrant to purchase 146,000 shares of common stock, $0.01 par value per share, dated July 31, 2003, issued by the Registrant to Mark DeNino.
4.16	Warrant to purchase 282,000 shares of common stock, $0.01 par value per share, dated July 31, 2003, issued by the Registrant to Brian Malewicz.
4.17	Warrant to purchase 908,000 shares of common stock, $0.01 par value per share, dated July 31, 2003, issued by the Registrant to Michael Burns.
4.18	Warrant to purchase 236,213 shares of common stock, $0.01 par value per share, dated May 30, 2003, issued by the Registrant to ICG Holdings, Inc.
4.19	Warrant to purchase 25,000 shares of Series E Preferred stock, $0.01 par value per share, dated July 8, 2003, issued by the Registrant to Comerica Bank.
4.20	Warrant to purchase 93,000 shares of common stock, $0.01 par value per share, dated July 31, 2003, issued by the Registrant to Peach Tree Business Group, Inc.
4.21	Warrant to purchase 60,000 shares of common stock, $0.01 par value per share, dated March 31, 2003, issued by the Registrant to PA Early Stage Partners, L.P.
4.22	Warrant to purchase 52,697 shares of common stock, $0.01 par value per share, dated April 22, 2005, issued by the Registrant to PA Early Stage Partners III, L.P.
4.23	Warrant to purchase 52,697 shares of common stock, $0.01 par value per share, dated April 22, 2005, issued by the Registrant to Safeguard Delaware, Inc.
4.24	Warrant to purchase 30,000 shares of common stock, $0.01 par value per share, dated January 26, 2001, issued by the Registrant to PNC Bank, National Association.
4.25	Warrant to purchase 125,000 shares of common stock, $0.01 par value per share, dated April 17, 2002, issued by the Registrant to Potomac Technology Development, LLC.
4.26	Warrant to purchase 15,308 shares of common stock, $0.01 par value per share, dated April 22, 2005, issued by the Registrant to TL Ventures IV Interfund L.P.
4.27	Contingent Warrant to purchase 100,000 shares of common stock, $0.01 par value per share, dated March 16, 2001, issued by the Registrant to Hearst Communications, Inc.
4.28*	Fourth Amended and Restated Investor Rights Agreement dated August 30, 2005, among the Registrant and the parties listed therein.
5.1*	Opinion of Covington & Burling.
10.1	Amended and Restated 1999 Long-Term Incentive Plan, dated as of May 11, 2000.
10.2	Amended and Restated 1999 Non-Employees' Stock Plan, dated as of May 11, 2000.
10.3	Lease Agreement dated June 14, 2000 between FV Office Partners II, L.P. and the Registrant.
10.4	First Amendment to Lease Agreement dated April 30, 2001 between FV Office Partners II, L.P. and the Registrant.

10.5	Second Amendment to Lease Agreement dated November 15, 2004 between FV Office Partners II, L.P. and the Registrant.
10.6	Third Amendment to Lease Agreement dated May 26, 2005 between FV Office Partners II, L.P. and the Registrant.
10.7	Subcontractor agreement dated June 1, 1999 between SIGNAL Corporation and the Registrant.
10.8	Modification to Subcontract dated June 20, 2002, between Signal Solutions, Inc. and the Registrant.
10.9	Modification to Subcontract dated August 5, 2005, between Signal Solutions, Inc. and the Registrant.
10.10	Employment Agreement dated October 1, 2004, between Robert Verratti and the Registrant.
10.11	Employment Agreement dated October 7, 1999 between David L. Jannetta and the Registrant.
10.12	Employment Letter Agreement dated March 9, 2000 between Christopher M. Rothey and the Registrant.
10.13	Employment Letter Agreement dated April 20, 2005 between Andrew Maunder and the Registrant.
10.14	Employment Letter Agreement dated December 1, 1999 between Joseph A. Reed and the Registrant.
10.15	Employment Letter Agreement dated June 14, 2002 between Robert Pollan and the Registrant.
10.16*	Employment Letter Agreement between Douglas Alexander and the Registrant.
10.17
Guaranty Agreement dated April 22, 2005 between TL Ventures, PA Early Stage III, L.P. and Safeguard Delaware Inc., Columbia Partners, LLC Investment Management, and the National Electrical Benefit Fund.
10.18	Equity Commitment Letter dated April 22, 2005 between TL Ventures, PA Early Stage III, L.P. and Safeguard Delaware Inc., National Electrical Benefit Fund and the Registrant.
23.1	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Covington & Burling (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*
To be filed by amendment

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
Our Company
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to this Offering and Our Common Stock
Risks Related to the Auction Process for this Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
STOCK OPTIONS Option Grants in Last Fiscal Year
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
Initial Public Offering of Company X
Initial Public Offering of Company X
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS TRAFFIC.COM, INC.
Contents
Report of Independent Registered Public Accounting Firm
APPENDIX: ROAD SHOW PRESENTATION
Dealer Prospectus Delivery Obligation
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX